Exhibit 99.2

2020 ANNUAL REPORT

02 04 Corporate Information 05 Honours and Awards 10 Chairman Statement 33 Management Discussion and Analysis 40 Directors and Senior Management 56 Corporate Governance Report Report of the Directors 90 Independent Auditor’s Report 96 Consolidated Statement of Profit or Loss and Other Comprehensive Income 97 Consolidated Statement of Financial Position 99 Consolidated Statement of Changes in Equity 100 Consolidated Statement of Cash Flows 102 Notes to the Financial Statements 188 Financial Summary

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE INFORMATION EXECUTIVE DIRECTORS Ms. WANG Yanbo (Chief Executive Officer) Mr. HUANG Bo (Chief Financial Officer) NON-EXECUTIVE DIRECTORS Mr. ZHANG Yong (Chairman of the Board) Ms. YANG Yuyan INDEPENDENT NON-EXECUTIVE DIRECTORS Mr. LUO Ji Mr. LI Yifan Mr. WANG Peng (resigned on 13 April 2021) Mr. FU Shaojun (appointed on 27 July 2021) AUDIT COMMITTEE Mr. LI Yifan (Chairman) Mr. LUO Ji Mr. WANG Peng (resigned on 13 April 2021) Mr. FU Shaojun (appointed on 27 July 2021) REMUNERATION COMMITTEE Mr. LI Yifan (Chairman) Mr. ZHANG Yong Mr. LUO Ji NOMINATION COMMITTEE Mr. ZHANG Yong (Chairman) Mr. LI Yifan Mr. LUO Ji JOINT COMPANY SECRETARIES Mr. XU Yibin (resigned on 20 May 2021) Mr. TSO Ping Cheong Brian FCPA, FCCA, FCG (CS, CGP), FCS (CS, CGP) AUTHORIZED REPRESENTATIVES Mr. ZHANG Yong Mr. TSO Ping Cheong Brian FCPA, FCCA, FCG (CS, CGP), FCS (CS, CGP) AUDITOR Ernst & Young 27/F, One Taikoo Place 979 King’s Road Quarry Bay, Hong Kong REGISTERED OFFICE IN THE CAYMAN ISLANDS P.O. Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands PRINCIPAL PLACE OF BUSINESS IN HONG KONG 9/F, Wah Yuen Building 149 Queen’s Road Central Central, Hong Kong CORPORATE HEADQUARTER 3/F., International Living Clubhouse 18 Xinyuan Road Jinshui District Zhengzhou City Henan Province, PRC COMPLIANCE ADVISER Orient Capital (Hong Kong) Limited 28/F–29/F, 100 Queen’s Road Central Central, Hong Kong CAYMAN ISLANDS SHARE REGISTRAR AND TRANSFER OFFICE Tricor Services (Cayman Islands) Limited Second Floor, Century Yard Cricket Square, P.O. Box 902 Grand Cayman, KY1-1103 Cayman Islands 02

2020 Annual Report CORPORATE INFORMATION HONG KONG BRANCH SHARE REGISTRAR Tricor Investor Services Limited Level 54, Hopewell Centre 183 Queen’s Road East Hong Kong PRINCIPAL BANKERS China Everbright Bank (Zhengzhou Dongfeng Branch) 58 Jingsan Road, Jinshui District Zhengzhou City Henan Province, PRC Bank of China (Zhengzhou Mianfang East Road Branch) 1/F., Xinyuan International City Garden 66 Mianfang East Road, Erqi District Zhengzhou City Henan Province, PRC China Everbright Bank (Zhengbian Road Zhengzhou Branch) Zheng Bian Road & Ying Xie Road Junction Zhengzhou City Henan Province, PRC Bank of Zhengzhou (Zhengzhou Weier Road Branch) 8-3 Weier Road, Jinshui District Zhengzhou City Henan Province, PRC Huaxia Bank (Zhengzhou Branch) 29 Shangwu Waihuan Road, Zhengzhou City Henan Province, PRC Huaxia Bank (Zhengzhou Nongye Road Branch) Nongye Road and Dongming Road Intersection Zhengzhou City Henan Province, PRC OVERSEAS BANKER Industrial and Commercial Bank of China (Asia) Limited (Queen’s Road Central Branch) Basement, G/F and 1/F Nos. 122–126 Queen’s Road Central, Hong Kong LEGAL ADVISERS As to Hong Kong law: Li & Partners 22/F., World Wide House Central Hong Kong STOCK CODE 1895 COMPANY WEBSITE ADDRESS www.xypm.hk

Xinyuan Property Management Service (Cayman) Ltd. 04 HONOURS AND AWARDS

2020 Annual Report 05 CHAIRMAN STATEMENT Dear Shareholders, On behalf of the board (the “Board”) of directors (the “Directors”) of Xinyuan Property Management Service (Cayman) Ltd. (“Xinyuan Service” or the “Company”), I am pleased to present the audited consolidated annual results of the Company and its subsidiaries (collectively, the “Group”) for the year ended 31 December 2020 (the “Year”), and share with you our plans for future development. 2020 marks the year of China’s successful establishment of a prosperous society and the final year of the 13th Five-Year Plan. For property enterprises, it was a year where we battled the pandemic; for the property management industry, it was also a critical year to establish our capabilities. The outbreak of the novel coronavirus pandemic had a significant impact on the general macro-economic development. Nonetheless, it allowed the properties industry to demonstrate extensively its value, with its nature as an auxiliary public services provider becoming fully evident. The industry is also facing an optimistic macro policy environment for development. During the fight against the pandemic, our entire staff fought against adversity, contributing efforts to battle the virus, securing the resumption of work and production as well as fighting poverty, which allowed the rediscovery of the professional value of property management. Besides fulfilling our social responsibility and demonstrating service value, we also managed to promote rapid and robust growth of the Company’s business. RESULTS REVIEW During the Year, the Group recorded operating revenue of RMB653.7 million, representing an increase of approximately 22.4% as compared to RMB534.0 million in 2019. Adjusted net profit was approximately RMB131.9 million, an increase of approximately 61.1% over approximately RMB81.9 million in 2019. As of 31 December 2020, the Group’s property management services had contracted GFA of approximately 53.0 million sq.m., representing an increase of 43.2% as compared to 37.0 million sq.m. at the end of 2019. GFA under management was approximately 34.7 million sq.m., representing an increase of 72.8% as compared to 20.1 million sq.m. at the end of 2019. There were 176 projects managed, covering 45 cities in China and serving over 220,000 owners with quality property management services. Over the years, the Group has consistently been ranked among the Top 100 Property Management Companies of China and we were recognised by China Property Management Research Institution, Shanghai E-House China R&D Institute and China Real Estate Appraisal Centre as a 2020 Featured Brand of Property Management Service, 2020 Top 10 Branded Property Management Companies in Central China, and 2020 Leading Companies in Residential Property Service, further enhancing the Group’s brand and social influence.

Xinyuan Property Management Service (Cayman) Ltd. 06 CHAIRMAN STATEMENT The Group maintains a mutually complementary business cooperation relationship with the Company’s controlling shareholder, Xinyuan Real Estate Co., Ltd. and its subsidiaries (excluding the Group, collectively “Xinyuan Real Estate Group”). We provide a wide range of services to Xinyuan Real Estate Group, which traditionally includes the provision of property management services, value-added services and pre-delivery and consultation services to residential properties, integrated properties, and industrial parks developed by Xinyuan Real Estate Group; on top of which, we have established a new area of cooperation with Xinyuan Real Estate Group to develop an asset sales cooperation business, which involves formulating an integrated stock asset movement system consisting of pre-planning, marketing and promotion, sales agency and postmanagement services. In 2020, we entered into a car parking space sales cooperation agreement with Xinyuan Real Estate with a value of 207 million. Meanwhile, we maintained our cooperation with Xinyuan Real Estate Group’s technology companies, which provided technological support in terms of businessfinancial integration, blockchain, artificial intelligence and informatisation, enabling us to implement property informatisation and build community platforms. During 2020, the Group continued to intensify efforts in expanding the third-parties market through different channels, including comprehensive engagement, merger and acquisition of equity, and equity cooperation, and managed to achieve significant success. For comprehensive engagement, in terms of regional coverage, we maintained efforts to deepen our business in the Henan market, while managing to make breakthroughs in various other regions such as Shaanxi and Jiangsu; in terms of project type, we continued to expand from newly developed properties to existing properties, adding 3.6 million sq.m. of contracted GFA for comprehensive engagement during the year. For merger and acquisition of equity, we completed the acquisition of equity in Chongqing Hongqi Properties, adding 10.6 million sq.m. of GFA under management and industrial park management to our business portfolio. For equity cooperation, we managed to create a new model of cooperation with state-owned enterprises while having a controllingminority interest, as we secured cooperation with Henan Investment Group and Hebei Hangang Group, which covers business types including residences, hospitals and schools, adding 1.5 million sq.m. of contracted GFA. Besides expanding businesses types and increasing scale, the Group also extended our business chain and external cooperation. During 2020, we participated in government urban redevelopment plans, establishing an integrated construction-management old district redevelopment model and securing contracts for redevelopment works of 17.2 million for the year. For rental housing, we entered into a cooperation agreement with CCBC Zhengzhou for comprehensive cooperation through several models such as business cooperation, development and operation, and engagement operation.

2020 Annual Report 07 CHAIRMAN STATEMENT PROMOTING DIGITALISATION DEVELOPMENT DURING THE YEAR The Group remains committed to digitalisation and smart development. In 2020, we commenced a plan for comprehensive informatisation development in six major areas of our operations, calling for “Xin-talents, Xin-services, Xin-assets, Xin-strategy, Xin-financial, Xin-business”, based on three major platforms of “Web portal platform, hardware platform, data platform”. We have established the hardware platform and web portal platform, a business-financial integrated platform, as well as the core budget and expense system. We also obtained copyright to 4 software programs, further boosting our internal digitalised management capability. In terms of smart community development, the Group is planning the development of Smart Community 4.0, which is an upgrade to our Smart Community 1.0–3.0. We will focus on two key core areas, namely user experience of owners and background data support, as the basis for comprehensive upgrades with video AI technology, operational IoT and core smart scenarios, and building comprehensive information-things integration capability, so as to make constant functional improvements in our management and service offerings. Implementation of digitalisation development has been effective in promoting business improvement. During the year, per capita management area increased by 7%, per capita net profit increased by 40%, unit area output increased by 11%, and per capita management area increased by 18%. PAN-PROPERTIES INDUSTRY ECOSYSTEM The Group has strengthened its presence both upstream and downstream as well as in peripheral services of the industry chain, as we continue to expand business coverage. Currently, the Group has established 12 businesses and 9 professional companies, and our industry coverage surrounding the three main aspects of asset management, home living services and professional services is beginning to mature. For asset management, the Group intensified development focusing on two major operations of stock housing and stock assets. In terms of housing operations, the Group’s Henan Qingning Apartments developed new channels of financing and scale expansion, raising operation efficiency with 35% improvement in personnel costs and 23% improvement in personnel efficiency. Shengjia Apartments entered into a strategic cooperation with CCBC Zhengzhou, launching an all-in-one (construction, management, operation and financing) rental housing model allowing us to operate an integrated business for rental apartments. In terms of stock assets, we worked with Xinyuan Group and third-party developers to establish a comprehensive system covering “pre-planning, marketing and promotion, renovation and remodeling, sales agency, and post-management services” of stock assets, in order to enhance integration and movement of stock assets.

Xinyuan Property Management Service (Cayman) Ltd. 08 CHAIRMAN STATEMENT For home living services, we focused on living and service experience. We launched a wide range of businesses including domestic help service, indoor facilities and equipment maintenance, old housing facilities and equipment refurbishment, new housing renovation, ready-to-live and green energy services. During the pandemic, our Xiaoxin Best Choice Mall* () offered contactless delivery of groceries and comprehensive range of daily necessities, which not only expanded our business scope, but also demonstrated our company’s service value. Meanwhile, our Conbow Cloud Housekeeper* () platform, in collaboration with other platforms including 58, Pinduoduo and JD.com, allowed us to attract traffic and transform traffic into value. In terms of professional services, we focused on comprehensive development of businesses such as smart upgrade works, elevator maintenance, landscaping works, cultural services and event organisation. We are making gradual progress in our foray into the professional services market, in particular, Yingsheng M&E undertook 13 internal and external projects for smart upgrading and fire safety remodeling works, while Gechen Culture achieved breakthrough with sales venue “warm-up” services. PROPOSED FINAL DIVIDEND The Board considers that the Group achieved excellent operational and financial performance for the year. Having always believed that the success of our growth should be shared with our shareholders through dividends, and considering that the Group will have sufficient funds for its operational and investment needs in the foreseeable future, the Board accordingly proposed the payment of a final dividend of HK10.2 cents per ordinary share of the Company for the year ended 31 December 2020. PROSPECTS The nature of the properties industry as an auxiliary public services provider became fully evident in 2020 and the status of its development has become more certain. From the 14th Five-Year Plan to policy notices from different departments and committees, the significance of the properties industry to the national economy and people’s livelihood has been affirmed. Properties enterprises are set to enter a golden age of development, as they will play an increasingly important role in the governance of grassroots society and community livelihood services, expanding into broader sectors with greater development opportunities. The Group has always strived to be a leading intelligent operator of pan-property industry, committed to providing better quality service experiences and comprehensive service products to customers at large. We will leverage our strengths in management and branding to achieve sustained business scale and profitability growth. Based on our positioning as a “leading pan-properties, pan industries smart business” and our focus on three major development directions of Xin-properties, Xin-industries and Xin-technology, we have formulated a scale-driven, technology-empowered and financial-ecosystem three-dimensional development model, with a development map of “1+4+N” consisting of 1 region leadership (Central China), 4 region deep cultivation (YRD, PRD, BER, WTEZ), and N strategic positions, and through implementing seven major strategic initiatives of scale expansion, business optimisation, quality and efficiency improvement, value addition and potential exploration, industry cultivation, technology empowerment and financial ecosystem, we aim to leap from a third-tier enterprise to a first-tier enterprise in three to five years’ time.

2020 Annual Report 09 CHAIRMAN STATEMENT We will continue to develop the Company’s development track with scale, technology and financial aspects acting together to promote development. Scale will be the main driving force. We aim to leap from a third-tier enterprise to a first-tier enterprise and maintain a growth rate comparable to the average rate recorded by leading public companies, while, regional development will be intensified, in order to achieve an advantage with concentrated resources, and drive the formation of industrial, technological and financial ecosystems. Technology will be an auxiliary empowering force. Based on the demands from our businesses, we will develop technology to empower our businesses. From internal application, we will establish new development models, providing us with core technology, team and planning advantages. We will also gradually expand from internal application to driving industries externally, and progressively develop towards an internet of industries. Financial ecosystem will be a gluing force. Leveraging our ability to obtain financing as a listed company, we will consider the use of financing to empower development of scale and business growth. Our development of industrial coverage will fully integrate financial considerations and account for the construction of a financial ecosystem, ultimately forming an integrated industrial-financial development model. In the next three years, we plan to maintain focus on properties as our main line, and endeavour to succeed in establishing Xin-properties, Xin-industries and Xin-technology. For Xin-properties, we will focus on four major themes of scale expansion, business optimisation, management intensification value addition and potential exploration, and make sustained improvements on our services by offering products for living spaces, systematising management of non-living spaces, and creating management models for urban spaces. For Xin-industries, we will take a three-step approach based on industrial coverage, establishing models and development of scale, in order to establish a large business scale and ideal business model. For Xin-technology, we will focus on three major themes of business integration, ecosystem construction and value output. From driving internal development to industry development, and from supporting our business to developing independently, we hope that this will gradually become a new growth pole for our business development. ACKNOWLEDGEMENT On behalf of the Board, I would like to extend my gratitude to our shareholders, business partners and customers for their trust and support, and to all staff members and the management team of the Company for their hard work. Building on our achievements, we will continue to strive for greater success. We will focus closely on customer experience and senses, and to enhance our service system and capability, in order to provide more customers with better quality services. ZHANG Yong Chairman and non-executive Director * For identification purposes only

Xinyuan Property Management Service (Cayman) Ltd. 10 MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS REVIEW Overview The Group is a property management service provider with widespread influence and robust growth. We strive to be a leading intelligent operator of pan-property industry. In 2020, we were recognised by China Property Management Research Institution, Shanghai E-House China R&D Institute and China Real Estate Appraisal Centre as a 2020 Featured Brand of Property Management Service, 2020 Top 10 Branded Property Management Companies in Central China, and 2020 Leading Companies in Residential Property Service. As at 31 December 2020, the Group’s property management services spanned 45 cities across China. Contracted gross floor area (“GFA”) amounted to 53.0 million sq.m., of which GFA under management amounted to approximately 34.7 million sq.m. Services were provided to over 220,000 households. The severe conditions under the novel coronavirus outbreak in 2020 impacted the living conditions of our property owners and the economic development of society in general. The Group’s valueadded services, cost management, and market expansion were all affected to a certain extent. With the rapid control of the outbreak in China, and with policy support and effort from our team, we managed to maintain robust growth in our performance. The Group’s business structure covers various property types, including residential properties and nonresidential properties (such as commercial offices, office buildings, commercial complexes, industrial parks, etc.). The Group continued to grow new operations and development capability. In 2020, the Group acquired 100% equity interest in Chongqing Heavy-Duty Truck Group Hongqi Property Ltd.* ( ) (“Chongqing Hongqi Property”), entered into a cooperation with Handan Iron and Steel (Group) Co., Ltd.* () on utilities-property reform, and entered into a cooperation with Henan E City Holdings on controlling-minority interest, which not only extended our development channels but also further optimised our business structure as the Group further extended to industrial parks, schools and hospitals, and at the same time expanded towards new businesses in old district redevelopment, smart construction, and asset co-sales, and continued to cultivate new operation and development capabilities. As our business continued to develop and grow, we maintained our “6S Service Standard” and our goal of providing services with “high cost performance, great service experience, high satisfaction”. The Group continues to innovate in its service content and service system. In 2020, as the Group continued to respond to demand for four major types of property services – community living services, industrial park commercial and office services, government public services, and urban public services, it further established “Harmony, Integration, Security, Joy” as four major service systems, for the continued optimisation and enrichment of its service system and service brand and continued enhancement of basic service quality and customer service experience.

2020 Annual Report 11 MANAGEMENT DISCUSSION AND ANALYSIS PROPERTY MANAGEMENT SERVICES Robust growth in GFA scale The Group maintained a robust growth in scale strategy. Having established a solid foundation based on the traditional model of comprehensive engagement with developers, in 2020 the Group expanded towards other models such as comprehensive engagement cooperation with owners’ committees, merger and acquisition, cooperation through utilities-property, cooperation with state-owned enterprises, and controlling-minority interest, and achieved rapid growth in both contracted GFA and GFA under management. As at 31 December 2020, the Group’s contracted GFA was approximately 53.0 million sq.m. from a total of 237 contracted properties, representing a year-on-year growth of 43.2% and 35.4% respectively. GFA under management amounted to approximately 34.7 million sq.m. from a total of 176 properties under management, representing a year-on-year growth of 72.8% and 46.7% respectively. Owing to the increase in GFA under management and scope of this segment, the Group recorded a revenue of RMB653.7 million in 2020, representing a growth of 22.4% as compared to RMB534.0 million in 2019. Movements in the Group’s contracted GFA and GFA under management during the year ended 31 December 2020 (the “Year”): Year ended 31 December 2020 2019 Contracted GFA GFA under management Contracted GFA GFA under management ’000 sq.m . ’000 sq.m . ’000 sq.m . ’000 sq.m . At the beginning of the year 37,034 20,064 26,397 15,655 Addition(1) Internal 1,162 557 3,432 1,053 External 15,014 14,148 7,205 3,356 Termination(2) 206 102 – – At the end of the year 53,00 4 34,66 7 37,03 4 20,06 4

Xinyuan Property Management Service (Cayman) Ltd. 12 MANAGEMENT DISCUSSION AND ANALYSIS Notes: (1) These new contracts mainly consist of advance management contracts for new properties developed by property developers, and property management service contracts with residential communities in replacing their former property management service providers, and contracts in relation to new mergers and acquisitions. (2) Termination includes certain property management service contracts which we opted not to renew due to our reallocation of resources to contracts with higher profitability in order to optimise our property management portfolio

2020 Annual Report
MANAGEMENT DISCUSSION AND ANALYSIS

Our geographical coverage

Since the Group's establishment, as at 31 December 2020, our geographical coverage has expanded from Zhengzhou to over 45 cities across China.


Hebei – Tangshan, Handan
Shaanxi – Xi'an
Tianjin – Tianjin
Liaoning – Dalian
Beijing – Beijing
Shandong – Jinan, Qingdao
Jiangsu – Suzhou, Xuzhou, Kunshan, Huai'an, Taicang, Yancheng
Henan – Zhengzhou, Luohe, Sanmenxia, Jiaozuo, Puyang, Zhumadian, Xingyang, Gongyi, Xinyang, Hebi, Xinxiang, Anyang, Xinzheng, Zhoukou, Pingdingshan, Nanyang, Xuchang, Kaifeng, Lankao
Shanghai – Shanghai
Anhui – Hefei, Lu'an
Zhejiang – Huzhou
Sichuan – Chengdu
Guangdong – Guangzhou, Foshan, Zhuhai
Yunnan – Dali
Hunan – Changsha
Hainan – Sanya
Chongqing – Chongqing

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Xinyuan Property Management Service (Cayman) Ltd. 14 MANAGEMENT DISCUSSION AND ANALYSIS The following table sets out GFA under management as at the dates indicated, and a breakdown of total revenue from property management service by geographical region for the years ended 31 December 2020 and 2019: As at 31 December or Year ended 31 December 2020 2019 GFA Revenue Percentage share GFA Revenue Percentage share ’0,000 sq.m . RMB’000% ’0,000 sq.m . RMB’000 % Central China(1) 15,049 392,759 60.1 12,386 295,149 55.3 Eastern China(2) 6,112 167,983 25.7 5,908 155,358 29.1 Western China(3) 11,889 24,532 3.7 1,336 57,672 10.8 Northern China(4) 1,506 18,740 2.9 323 17,146 3.2 S outhern China(5) 111 49,688 7.6 111 8,629 1.6 Total 34,66 7 653,702 10 0.0 20,064 533,954 10 0.0 Notes: (1) Includes cities located in Henan and Hunan provinces. (2) Includes cities located in Jiangsu, Anhui, Shandong and Zhejiang provinces and Shanghai municipality. (3) Includes cities located in Sichuan, Yunnan and Shaanxi provinces and Chongqing municipality. (4) Includes cities located in Liaoning and Hebei provinces, Beijing and Tianjin municipalities. (5) Includes cities located in Hainan and Guangdong provinces.

2020 Annual Report
MANAGEMENT DISCUSSION AND ANALYSIS

Robust and high quality growth of scale

The Group has always maintained a robust and high quality growth strategy in expansion of scale, and has developed its own unique and characteristic model of expansion of scale.

1. *Comprehensive engagement*: The Group mainly cooperates with third party developers who engage the Group during the project planning and marketing stages to provide support for marketing and property branding, as well as operations and management of the property projects in the later stages. The Group is able to achieve zero costs with this development model and generate income from providing branding support to the developer. The Group's involvement begins at the project planning and marketing stages, which ensures the effectiveness of operations and management of the property projects in the later stages. The Group demonstrates its strength with signature projects in various locations to attract more cooperation opportunities with third party developers to establish a positive cycle. Generally, contracted GFA will become GFA under management within 2–3 years.

   The Group made regional progress on multiple fronts in 2020. Besides focusing on the Henan region, the Group also signed agreements to provide services to Xi'an Taiheju* (西安太和居), Yancheng Huafang Literati Territory* (鹽城華芳上書院), and Sanya Senior Talent Apartment* (三亞高級人才公寓). Other than new properties, we also actively sought cooperation with developers on old properties, and with owners' committees on their properties, such as our agreement to provide services to Zhengzhou Civil Aviation Garden* (鄭州市民航花園).

2. *Merger and acquisition of equity*: The Group maintained a cautious approach towards merger and acquisition, mainly seeking companies with state ownership background or with positive operating efficiency in the market as targets for merger and acquisition. In 2020, the Group signed an agreement to acquire Chongqing Hongqi Properties, which not only increased Xinyuan Property's GFA under management by 10.6 million sq.m., but also diversified its industrial park property operation type.

3. *Cooperation with state-owned enterprises, controlling-minority interest*: The Group actively participates in state-owned enterprises utilities-property reform and pilot equity cooperation with state-owned enterprises in various locations. Equity participation allows the Group to optimise resource allocation with state-owned enterprises. The Group also participates in business integration and business outsourcing to increase both revenue and profit.

   In 2020, the Group secured an equity cooperation with Henan Investment Group Co., Ltd.* (河南投資集團有限公司) ("**Henan Investment Group**") to jointly establish Yicheng Xinyuan, further expanding the scope of this segment to cover management of mature properties, redevelopment of old communities, school management and asset management.

   Meanwhile, the Group also secured a cooperation with Gangcheng Property under the Handan Iron and Steel (Group) Co., Ltd.* (邯鄲鋼鐵集團有限責任公司), further expanding the scope of this segment to cover residential district services, hospital services and industrial district services.

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Xinyuan Property Management Service (Cayman) Ltd. 16 MANAGEMENT DISCUSSION AND ANALYSIS 4. Government cooperation, old district redevelopment: The Group also actively participates in government urban redevelopment plans, establishing an integrated construction-management model for old district development and has commenced construction works on old district development. The contract amount for old district development amounted to RMB17.2 million for the Year. In 2020, the Group’s third party GFA under management and percentage share of property management service revenue is as follows: As at 31 December or Year ended 31 December 2020 2019 GFA Revenue GFA Revenue ’000 sq.m . % RMB’00 0% ’000 sq.m . % RMB’00 0 % Xinyuan Real Estate Group(1) 13,294 38.2 279,178 73.5 12,737 63.5 256,037 81.5 Independent third parties(2) 21,373 61. 8 100,68 2 26. 5 7,32 7 36. 5 58,14 8 18. 5 Total 34,66 7 100. 0 379,86 0 100. 0 20,06 4 100. 0 314,18 5 100. 0 Notes: (1) Xinyuan Real Estate Co., Ltd. (the “Ultimate Holding Company”) and its subsidiaries are collectively referred to as the “Xinyuan Real Estate Group”. Includes properties developed by Xinyuan Real Estate Group. (2) Refers to properties developed by independent third parties independent of Xinyuan Real Estate Group. Property management portfolio with diverse operation types We manage both residential and non-residential properties. Currently, our non-residential properties under management spans offices, commercial complexes, industrial parks, schools, and public buildings. While revenue from residential properties accounted for and will continue to account for a large portion of our revenue, we strive to diversify our services to cover properties of different types.

2020 Annual Report 17 MANAGEMENT DISCUSSION AND ANALYSIS A breakdown of property management service revenue from developed properties by property types for the years ended 31 December 2020 and 2019: As at 31 December or Year ended 31 December 2020 2019 GFA Revenue Percentage share GFA Revenue Percentage share ’000 sq.m . RMB’000% ’000 sq.m . RMB’000 % Residential properties 22,334 327,706 86.3 18,517 280,383 89.2 Non-residential properties 12,333 52,154 13.7 1,547 33,802 10.8 Total 34,66 7 379,860 10 0.0 20,064 314,185 10 0.0 VALUE-ADDED SERVICES The Group further expanded the coverage of its value-added services in 2020. Besides providing a wide range of value-added services to property owners and occupants to enhance their living standards and living experience, the Group also provided a wide range of value-added services to governments and developers, such as providing assets sales assistance to developers, and providing urban redevelopment services to governments. The value-added services segment developed to a certain degree in 2020, growing by RMB3.0 million to approximately RMB132.0 million from approximately RMB129.0 million in 2019. With respect to value-added services for property owners and occupants, the Group integrated the daily household living needs of property owners and occupants with our professional service advantage and expanded services based on the aspects of public space management, utilities services, living services and asset management, linking up with our online community services platform to build a diverse community value-added service line. The Group continued to build a new OMO community business landscape in 2020. During the pandemic, we provided delivery of vegetable packs and comprehensive daily necessities to property owners through the Xiaoxin Best Choice Mall* (), serving as a vital channel for property owners to secure their living necessities, strengthening their trust and reliance on our platform. At the same time, the Group actively developed online living services based on the Conbow Cloud platform and Xiaoxin Best Choice Mall, and cooperated with platforms such as 58, JD, Pinduoduo and Zamhome to attract traffic from property owners and monetise such traffic.

Xinyuan Property Management Service (Cayman) Ltd. 18 MANAGEMENT DISCUSSION AND ANALYSIS With an eye on improving the living experience and service experience of property owners, the Group commenced several segments in 2020 such as housekeeping services, facilities and equipment maintenance for houses, facilities and equipment renovation for old houses, renovation for new houses and serviced apartments, and green energy services, which contributed operating revenue of RMB12.4 million for the Year. For leased properties, the Group entered into a strategic cooperation agreement with Zhengzhou Direct Branch of China Construction Bank Corporation for comprehensive cooperation through several models such as business cooperation, development and operation, and engagement operation. The following table sets out a breakdown of revenue from community value-added service for the years ended 31 December 2020 and 2019: Year ended 31 December 2020 2019 RMB’000 % RMB’000 % Utilities payment services(1) 31,414 23.8 19,689 15.2 Public space resource management(2) 60,337 45.7 52,091 40.4 Household living services(3) 40,239 30.5 57,262 44.4 Total 131,99 0 100. 0 129,04 2 100. 0 Notes: (1) Profit is derived from paid utilities using the cost-plus method. (2) We collect a pre-agreed fee for public space resource management. (3) We conduct sales of daily necessities through our “Xinyijia” mobile application. Profit is derived from the provision of household living services and provision of customised services (such as maintenance of floor warming services and application and installation of electric vehicle charging station services). PRE-DELIVERY AND CONSULTING SERVICES Leveraging on the Group’s professional property management experience of 22 years, we offer tailored pre-delivery and consulting services to property developers to help enhance the competitiveness of the property development.

2020 Annual Report 19 MANAGEMENT DISCUSSION AND ANALYSIS Pre-delivery services include providing sales assistance services, for instance (i) property sales venue management services; and (ii) property sales venue “warm-up” services to property developers at the predelivery stage of the relevant property or when the property is put onto the market for sale. Consulting services include (i) advising property developers at the early and construction stages of a property on project planning, design management and construction management to enhance its functionality, comfort and convenience; and (ii) referral and management services provided to property developers for unsold properties. Based on the traditional business model, the Group focused on asset sales and engineering construction work in 2020: For asset management, the Group focused its coverage on destocking stocked assets. The Group commenced assets sales assistance services and established an integrated asset destocking system comprising early stage planning, marketing and promotion, sales agency, and late stage management, based on internal and external cooperation with developers on resources such as stocked parking spaces, underground spaces, and stocked shop spaces. In 2020, the Group entered into the Car Parking Space Exclusive Sales Cooperation Agreement with the Ultimate Holding Company with a value of approximately RMB207.0 million. For cooperation and provision of services to governments and major customers, in 2020 the Group focused on developing its coverage of segments such as urban redevelopment and smart construction for developers: Regarding urban redevelopment, the Group established an “integrated construction-management” operation model. In 2020, the Group undertook projects relating to urban redevelopment of Jinshui District, Zhengzhou, and secured total contract value of RMB17.2 million; projects relating to redevelopment of old communities owned by Zhongyuan Pharmaceutical Factory* () under the Henan Investment Group, and secured total contract value of RMB2.4 million; and projects relating to comprehensive smart construction for developers, of which a total of RMB17.0 million secured was in connection with smart construction within the Xinyuan Real Estate Group.

Xinyuan Property Management Service (Cayman) Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS

Revenue from pre-delivery and consulting services significantly increased by 56.4% from approximately RMB90.7 million in 2019 to approximately RMB141.9 million in 2020, mainly due to significant growth in construction work and assets sales assistance segments.

	Year ended 31 December			
	2020		2019	
	RMB'000	%	RMB'000	%
Early stage involvement[1]	19,997	14.1	17,804	19.6
Property sales venue services[2]	41,004	28.9	39,606	43.7
Venue "warm up" events fees	25,851	18.2	22,392	24.7
Construction settlement income	34,184	24.1	0	0.0
Parking space management income	19,831	14.0	9,610	10.6
Others	985	0.7	1,315	1.4
Total	141,852	100.0	90,727	100.0

DEVELOPMENT PROSPECTS

The Group's strategy for the next three to five years will be expansion of scale, increase in density, focus on segments, and adjustment of structure, based on five cores of accelerating business scale, upgrading services, optimising operation type, extension of industry, and empowerment through technology. Based on our position as a leading intelligent operator of pan-property industry, we aim to realise quality growth through key measures such as quality operations, expansion of scale, organisation innovation, technological development, and enhancement of capability, which will form three major development pillars, "Xin-property", "Xin-industry", and "Xin-technology".

I) Continuous expansion of management scale

The Group's strategy will focus on two aspects, to increase regional density and to expand national coverage. Geographically, the Group will remain focused on Central China while developing its presence in the Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Greater Southwest, increasing regional density and strengthening regional presence, driving the Group's development across the country through enhanced regional impact.

20

2020 Annual Report 21 MANAGEMENT DISCUSSION AND ANALYSIS 1. Developing a 1+4+N strategy model for increasing regional coverage “1 region leadership”, referring to intense consolidation of local market position in the Group’s core location in Henan and Central China; “4 region deep cultivation”, referring to further expansion of Yangtze River Delta, Pearl River Delta, Bohai Economic Rim and Greater Southwest to optimise nationwide coverage, and “N strategic opportunities”, referring to focus on regions with established presence, and select quality projects in expanding across the country. 2. Focus on three major expansion channels of comprehensive engagement, merger and acquisition, and cooperation with state-owned enterprises, continuing to innovate in expansion models Comprehensive engagement is based on intensive regional development. The Group will be expanding its scope from cooperating with developers on new developments to cooperating with owners’ committees on existing developments, maintaining robust annual growth in comprehensive engagement numbers and strengthening the quality and foundation for growth of scale. For merger and acquisition of equity, the Group is establishing different merger and acquisition policies for different regions. The current policy for the five major development regions focus on increasing management density, with a stronger concern for integrating local resources and management effect of scale; for other regions, the focus is on strategic coverage with comprehensive assessment on project scale, numbers, operation types, and operating revenue, and merger and acquisition of equity to promote accelerated expansion of scale. With respect to cooperation with state-owned enterprises, the Group broadly participates in state-owned enterprise reform and utilities-property management and complements advantages in quality resources with state-owned enterprises. The Group will also leverage its ability to provide industry-chain services to gradually achieve a business model based on having controlling-minority interest, and explore new blue oceans in growing the scale of our business. Meanwhile, the Group will consider market conditions and the position of our partners as a whole to actively design new models of cooperation, such as platform cooperation, and to expand into new areas, such as taking over urban redevelopment projects. Through effective sharing of the Group’s capital advantage, technology advantage, management advantage, team advantage and our partners’ resource advantage, the Group will seek to build a new win-win business ecology.

Xinyuan Property Management Service (Cayman) Ltd. 22 MANAGEMENT DISCUSSION AND ANALYSIS II) Continuous optimisation of operation type coverage, continuous business expansion The Group will develop a “3+1+N” business development model by integrating its own resource and capacity advantages to extend its business and industry centered around living space, non-living space and urban space: “3” refers to the three major spaces of living space, non-living space and urban space: The Group’s acquisition of Chongqing Hongqi Property in 2020 effectively expanded our operation types in property management of industrial parks. Currently, the Group has established a preliminary coverage of living space, non-living space and urban space. For the next three to five years, the Group will continue to actively expand into operation types such as office properties, industrial parks, and will also extend its services from its current participation in urban redevelopment to offering urban special services. The Group will continue to strengthen its coverage around the three major spaces, in order to optimise its operation type structure and revenue structure. “1” refers to the unified value-added services coverage: Based on the living, working, and services needs of our customers, the Group effectively integrates offline property service advantages with an online service platform to offer value-added services in areas such as community living, park services, and daily business activities. The Group will continue to gradually expand from living services, professional services, housing services, asset management services in living spaces, to asset management, business support in non-living spaces and public services in urban spaces. “N” refers to coverage across various industries, developing new growth lines and new segments: The Group will expand its industrial coverage based on upstream and downstream of the property management industry chain and peripheral living needs. Currently, the Group has widespread coverage over areas such as preliminary engineering construction, smart community construction, old district redevelopment, long-term apartment rental, housekeeping, professional companies, cultural industries and community elderly care. In the next three to five years, the Group will maximise efforts on developing and expanding the scale of its core industries, and develop market-based expansion capabilities to grow new segments. III) Continuous digitalisation transformation, enhance internal operation efficiency and customer service experience In terms of digitalisation transformation upgrading, the Group will shift from ERP to EBC, turning towards being user-driven, business-driven and data-driven, in order to take services online, create smart landscapes and turn data into assets.

2020 Annual Report 23 MANAGEMENT DISCUSSION AND ANALYSIS In terms of internal development, the Group will improve operational efficiency through upgrade of services of spaces with smart features, making customer services available on a platform, and digitalise management of services. Based on plans to improve internal efficiency, the Group will actively develop a business ecosystem with external enterprises, leveraging professional expertise to enable rapid transformation. In terms of digitalisation development, the Group will transform its role into a driver of industry development for small and medium enterprises, focusing on management problems they face, targeting development of crucial products, integrating management systems, operational systems and supply chain systems, to form a digitalisation ecosystem that drives enterprises. Through digitalisation development, the Group will upgrade itself from ERP to EBC, becoming client-focused and business-driven, providing a comprehensive solution with an ecosystem to drive enterprises, providing not just products but also ancillary systems that truly enables application by small and medium enterprises and creating business value. FINANCIAL REVIEW Revenue For the year ended 31 December 2020, the Group recorded revenue of approximately RMB653.7 million (corresponding period in 2019: approximately RMB534.0 million), representing an increase of approximately 22.4% as compared to the previous year. The Group’s revenue was derived from three business lines, (i) property management services; (ii) valueadded services; and (iii) pre-delivery and consulting services: Year ended 31 December 2020 2019 Revenue Percentage Revenue Percentage RMB’00 0 % RMB’00 0 % Property management services 379,860 58.1 314,185 58.8 Value-added services 131,990 20.2 129,042 24.2 Pre-delivery and consulting services 141,852 21.7 90,727 17.0 Total 653,70 2 100. 0 533,95 4 100. 0

Xinyuan Property Management Service (Cayman) Ltd. 24 MANAGEMENT DISCUSSION AND ANALYSIS Gross profit and gross profit margin The following table sets forth a breakdown of gross profit and gross profit margin by its business lines for the periods indicated: Segment 2020 2019 RMB’00 0 % RMB’00 0 % Property management services 109,365 28.8 67,888 21.6 Value-added services 89,317 67.7 88,848 68.9 Pre-delivery and consulting services 58,990 41.6 45,053 49.7 Total 257,67 2 39. 4 201,78 9 37. 8 The Group’s gross profit for the Year amounted to RMB257.7 million, representing a growth of approximately 27.7% over RMB201.8 million in 2019. Gross profit margin increased to 39.4% from approximately 37.8% in 2019. Gross profit margin of property management services was 28.8%, representing an increase of 7.2 percentage points as compared to 21.6% in 2019, mainly due to (i) improved operation and management efficiency; and (ii) effective cost control. Gross profit margin of value-added services was 67.7%, representing a decrease of approximately 1.2 percentage points as compared to 68.9% in 2019, mainly due to decrease in revenue from spaces operation under the impact of 2020 coronavirus pandemic as well as increase in staff costs arising from development of new business. Gross profit margin for pre-delivery and consulting services was 41.6%, representing a decrease of approximately 8.1 percentage points as compared to 49.7% in 2019. The decrease in gross profit margin for pre-delivery and consulting services was due to initial funding and higher costs arising from expansion of our product and service product (in particular repairs and smart engineering services) portfolio and scale, which led to an increase in staff costs and expenses paid to third parties and subcontracts for subcontracting works arising from provision of such services, in turn causing a material adverse impact to our gross profit margin. Administrative expenses The Group’s administrative expenses for the Year amounted to RMB56.6 million, representing a decrease of 17.5% as compared to RMB68.6 million in 2019, also representing 8.7% of revenue (2019: representing 12.9% of revenue). The decrease was mainly due to (i) the Group incurred listing expenses in 2019; (ii) staff costs decreased in 2020 under the impact of the pandemic; and (iii) implementation of informatisation leading to improved intensified management efficiency.

2020 Annual Report 25 MANAGEMENT DISCUSSION AND ANALYSIS Other income The Group’s other income for the Year amounted to RMB12.0 million, representing an increase of 103% as compared to RMB5.9 million in the previous year. Such increase was mainly attributable to several factors, such as (i) listing bonus of RMB4.2 million received from Jinshui District; and (ii) interest income of approximately RMB5.2 million received in 2020. Income tax The Group’s income tax expenses for the Year amounted to RMB60.5 million. The income tax rate was 31.4% (corresponding period in 2019: 35.6%). The decrease in income tax rate for the Year was mainly attributable to (i) non-deductible expenses reduced by RMB5.0 million; and (ii) losses attributable to joint ventures decreased by RMB0.6 million. Profit The Group’s net profit for the Year amounted to RMB131.9 million, representing an increase of 61.1% as compared to RMB81.9 million in the corresponding period last year. Net margin was 20.2%, representing an increase of 4.9 percentage points as compared to 15.3% in the corresponding period last year, owing to (i) improved internal management efficiency of the Group; (ii) continued enhancement of cost management ability; and (iii) effect of scale and increase in high margin business. Profit attributable to the Company’s shareholders for the Year amounted to RMB131.2 million, representing a growth of 61.4% as compared to RMB81.3 million in the corresponding period last year. Basic earnings per share was RMB26.34 cents. Current assets, reserves and capital structure The Group maintained a sound financial position during the Year. As at 31 December 2020, current assets amounted to RMB1,134.5 million, representing a growth of 42.3% as compared to RMB797.5 million as at 31 December 2019. As at 31 December 2020, the Group’s total equity was RMB797.9 million, representing an increase of RMB234.8 million or 41.7% as compared to RMB563.1 million as at 31 December 2019, mainly due to funds raised from the private placement and profits realised during the Year. Property, plant and equipment As at 31 December 2020, the Group’s net property, plant and equipment was RMB8.9 million, representing a growth of 97.8% as compared to RMB4.5 million as at 31 December 2019, mainly due to purchases such as additions of office equipment and machinery for expansion of the Group’s business being partially offset by depreciation for the Year.

Xinyuan Property Management Service (Cayman) Ltd. 26 MANAGEMENT DISCUSSION AND ANALYSIS Other intangible assets As at 31 December 2020, the book value of the Group’s other intangible assets was RMB1.0 million, representing a growth of 11.1% as compared to RMB0.9 million as at 31 December 2019. The Group’s intangible assets mainly comprise (i) the Xinyuan Property Integrated Management Platform System; (ii) the Xinyuan Property Call Centre System; (iii) the electronic invoice tax control invoicing system; and (iv) FineReport software. Trade receivables As at 31 December 2020, trade receivables amounted to RMB238.8 million, representing a growth of 31.2% as compared to RMB182.0 million as at 31 December 2019, mainly due to (i) the growth in the Group’s GFA under management driving the growth of the respective business; and (ii) the increase in trade receivables upon the Group’s acquisition of the target company. Prepayments and other receivables Our prepayments and other receivables mainly comprised (i) prepayments to related parties; (ii) prepayments to third parties; and (iii) other receivables. As at 31 December 2020, the Group’s prepayments and other receivables was approximately RMB111.9 million, representing an increase of approximately RMB13.9 million as compared to approximately RMB98.0 million as at 31 December 2019, mainly due to an increase in other receivables from third parties in the period. Our prepayments to related parties mainly represent prepayments to another subsidiary of Xinyuan Real Estate Group of approximately RMB89.1 million for the purchase of certain residential units for investment purposes pursuant to a sale and purchase agreement dated 11 June 2018. Delivery of the properties purchased pursuant to the sale and purchase agreement dated 11 June 2018 has been delayed to late 2021 due to government action on dust control and environmental management, the coronavirus pandemic and the flash flood in Zhengzhou on 20 July. Our prepayments to third parties mainly comprised prepayments made to utility suppliers and subcontractors. Our prepayments increased from approximately RMB3.0 million as at 31 December 2019 to approximately RMB7.0 million as at 31 December 2020. Such increase was mainly attributable to the increase in advance payments made to our suppliers and subcontractors as a result of the increase in the Group’s GFA under management leading to the increase in engagements with them. Our other receivables mainly represent deposits, prepayments on behalf of property residents and amount due from third parties. Our other receivables decreased from approximately RMB5.9 million as at 31 December 2019 to approximately RMB15.3 million as at 31 December 2020. Such increase was mainly attributable to the increase in the Group’s GFA under management and business growth during the Year.

2020 Annual Report 27 MANAGEMENT DISCUSSION AND ANALYSIS Trade payables As at 31 December 2020, trade and other payables amounted to RMB44.0 million, representing a growth of 18.6% as compared to RMB37.1 million as at 31 December 2019, mainly due to (i) increase in GFA under management and increase in services subcontracted to independent third party service providers; and (ii) increase in trade and other payables from merger and acquisition of company. Other payables and accruals The Group’s other payables and accruals mainly comprised (i) non-trade payables to related parties; (ii) deposits and temporary receipts from property owners; and (iii) payroll payables and other taxes payable. As at 31 December 2020, the Group’s other payables and accruals (other than contract liabilities) amounted to approximately RMB213.5 million, representing an increase of approximately 34.3% as compared to approximately RMB159.0 million as at 31 December 2019. Such increase was mainly attributable to the increase in the Group’s GFA under management and business growth during the Year. Contract liabilities The Group’s contract liabilities mainly resulted from the advance payments received from customers while the underlying services are yet to be provided. As at 31 December 2020, our contract liabilities was approximately RMB124.1 million, representing an increase of 20.0% as compared to approximately RMB103.4 million as at 31 December 2019, mainly due to the increase in the Group’s GFA under management and the number of customers during the Year. Cash flow For the year ended 31 December 2020, net cash inflow from operating activities was approximately RMB170.9 million, while net cash inflow from operating activities was approximately RMB56.8 million for the year ended 31 December 2019, mainly due to profit realised during the Year. For the year ended 31 December 2020, net cash outflow from investing activities was approximately RMB547.2 million, while net cash outflow from investing activities was approximately RMB1.4 million for the year ended 31 December 2019, mainly utilised for (i) net increase of RMB537.8 million of investment in time bank deposits with maturity of over 3 months; and (ii) net cash outflow of RMB9.5 million for the acquisition of 100% equity in Chongqing Hongqi Properties. For the year ended 31 December 2020, net cash inflow from financing activities was approximately RMB89.0 million, mainly due to issue of new shares. Borrowings As at 31 December 2020, the Group had no borrowings or bank loans.

Xinyuan Property Management Service (Cayman) Ltd. MANAGEMENT DISCUSSION AND ANALYSIS Gearing ratio Gearing ratio is calculated by dividing total borrowings by total equity, based on the sum of long-term and short-term interest-bearing bank loans and other borrowings as at the corresponding date divided by the total equity on the same date. As at 31 December 2020, gearing ratio was nil. Pledged assets As at 31 December 2020, the Group had no pledged assets. Material acquisition Acquisition of equity interest in Chongqing Hongqi Property On 11 December 2020, the Company acquired 100% equity at a consideration of RMB13.6 million. The consideration for the acquisition under the equity transfer agreement was a transfer price not lower than the transfer reserve price of RMB13,481,700, which is also the minimum bid price required by the State-owned Assets Supervision and Administration Commission of the State Council based on its internal valuation of Chongqing Hongqi property. Upon completion of the acquisition, Chongqing Hongqi Property has become an indirect wholly-owned subsidiary of the Company and its results have been consolidated into the Group’s results since December 2020. Material disposal The Group had no material disposal of subsidiaries and associates during the Year. Significant investment As at 31 December 2020, the Group did not hold any significant investment. Contingent liabilities As at 31 December 2020, the Group had no significant contingent liabilities. Exchange rate risk The Group has converted most of the funds raised from the Listing into RMB by batches in 2019. As at 31 December 2020, the Group is not exposed to any significant exchange rate risk. Employment and Remuneration Policy As at 31 December 2020, the Group had approximately 1,392 employees (31 December 2019: approximately 1,343 employees). The Group adopts a remuneration policy similar to its peers in the industry. The remuneration payable to our employees is determined with reference to their duties and the prevailing local market rates. Employees are paid discretionary performance bonuses upon review as reward for their contribution. In compliance with the applicable statutory requirements in the PRC and existing requirements of the local government, the Group has participated in different social welfare plans for its employees. 28

2020 Annual Report

MANAGEMENT DISCUSSION AND ANALYSIS

In addition, the Group adopted a post-IPO share option scheme on 16 September 2019 which enables the Directors to grant share options to the Group's employees in order to retain elite personnel and to provide reward and incentive for their contribution to the Group. No share option thereof was granted during the Year.

Use of Proceeds from the Listing

On 11 October 2019, the shares of the Company were successfully listed (the "**Listing**") on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). After deducting underwriting fees and related expenses, net proceeds from the Listing was approximately RMB197.2 million (the "**Listing Net Proceeds**").

Up to 31 December 2020, the Group utilised approximately RMB54.1 million of the Listing Net Proceeds. Details of the use of the Listing Net Proceeds are as follows:

Use of Listing Net Proceeds	Planned use of Listing Net Proceeds to be used RMB million	Actual use of Listing Net Proceeds from the Listing Date to 31 December 2019 RMB million	Unutilised amount of Listing Net Proceeds up to 31 December 2019 RMB million	Actual use of Listing Net Proceeds from 1 January 2020 to 31 December 2020 RMB million	Unutilised amount of Listing Net Proceeds up to 31 December 2020 RMB million	Expected timetable for the use of the unutilised Listing Net Proceeds[5]
To expand our property management services, seek strategic acquisition and investment opportunities	118.3	0	118.3	20.0[1]	98.3[1]	Expected to be fully utilised on or before 30 September 2023
To expand the types of services offered in our value-added services business line	29.6	0	29.6	11.5[2]	18.1[2]	Expected to be fully utilised on or before 30 September 2022
To upgrade and develop our own information technology and smart systems	29.6	0	29.6	2.9[3]	26.7[3]	Expected to be fully utilised on or before 30 September 2022
Funding our working capital needs and other general corporate purposes	19.7	19.7[4]	0	0	0	–
Total	197.2	19.7	177.5	34.4	143.1	

29

Xinyuan Property Management Service (Cayman) Ltd. 30 MANAGEMENT DISCUSSION AND ANALYSIS Notes: 1. Approximately RMB5.2 million and RMB14.8 million were used, respectively, for the payment for (i) the fees in relation to the development of the scale of our property management services and marketing and promotion of our property management services; and (ii) the consideration for the capital contribution to Handan Gangcheng Property Service Co., Ltd.* ( ) and the acquisition of 100% equity interest in Chongqing Heavy Truck Group Honqqi Property Co. Ltd.* ( ). As disclosed in the Prospectus (as defined below), the Group intends to actively expand our property management services by strategically acquiring or investing in quality property management companies who have a regional scale of business operations. Due to the impact of the pandemic since early 2020, the Group is still on the lookout for property management service providers that are suitable for acquisition or investment on a prudent basis, in order to maximise the returns for the Company and its Shareholders. 2. The Group is still on the lookout for value-added services business providers and contractors to expand the types of valueadded services that can be provided by the Group, and has repeatedly carried out research on the relevant market and discussions with potential partners of our value-added services business line. 3. Approximately RMB2.9 million was used for the construction of our hardware end (i.e. servers, real time monitoring equipment and management center). The Group has completed the planning and validation of the digitalised enterprise management system, and coordinated with the relevant equipment manufacturers and software providers, to jointly build a digitalised management platform for our smart community. The development plan will be launched gradually in the second half of 2020. The selection of eligible suppliers has entered the tender preparation stage. 4. Approximately RMB19.7 million was fully utilised for the payment of the wages and salaries of the Group’s employees. 5. The expected timetable for the use of the unutilised Net Proceeds is determined based on the Group’s best estimate of future market conditions, and is subject to change depending on current market conditions and future market developments. The Board confirmed that the utilised proceeds were allocated and used in the manner set out in the prospectus of the Group dated 25 September 2019 (the “Prospectus”), and intends to continue to allocate and use the unutilised Listing Net Proceeds in the following manner, as set out in the Prospectus: (i) Approximately 60% of the Listing Net Proceeds will be used to expand our property management services, seek strategic acquisition and investment opportunities; (ii) Approximately 15% of the Listing Net Proceeds will be used to expand the types of services offered in our value-added services business line; and (iii) Approximately 15% of the Listing Net Proceeds will be used to upgrade and develop our own information technology and smart systems. Note: Approximately 10% of the Listing Net Proceeds allocated for funding our working capital needs and other general corporate purposes have been fully utilised.

2020 Annual Report MANAGEMENT DISCUSSION AND ANALYSIS As at 31 December 2020, the unutilised Listing Net Proceeds are placed at a licensed bank in the PRC. The Directors are not aware of, and do not anticipate any material delay or change in the use of proceeds, and will continue to assess the plans in relation to the planned allocation of the Listing Net Proceeds as set out in the Prospectus, the annual report and the interim report of the Company. The Directors may modify or amend the relevant plans as necessary in order to address the changing market conditions, and strive for the Group to achieve better business performance. Use of Proceeds from the 2020 Placing On 3 July 2020, the Company entered into a placing agreement (the “Placing Agreement”) with Guotai Junan Securities (Hong Kong) Limited and Valuable Capital Limited (the “2020 Placing Agents”), pursuant to which, the 2020 Placing Agents (each on a several but not joint nor joint and several basis) conditionally agreed to procure, as agents of the Company, not less than six (6) placees (the “2020 Placees”) on a best effort basis for up to an aggregate of 50,000,000 placing shares at the placing price of HK$2.60 per placing share on the terms and subject to the conditions set out in the Placing Agreement (the “2020 Placing”). The maximum aggregate nominal value of the placing shares under the 2020 Placing is HK$500. The market price of the placing shares was HK$2.86 per share as quoted on the Stock Exchange on 3 July 2020, being the date of the Placing Agreement. The net price of the placing shares was approximately HK$2.54 per share. The Directors considered that the 2020 Placing will strengthen the Group’s financial position, broaden the Company’s shareholder base and is in the interests of the Company and the Shareholders as a whole. Completion of the 2020 Placing took place on 15 July 2020, a total of 50,000,000 placing shares were placed by the 2020 Placing Agents to the 2020 Placees at the placing price of HK$2.60 per placing share. To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the 2020 Placees and their respective ultimate beneficial owner(s), as applicable, are parties independent of the Company and not acting in concert with the connected persons of the Company and are not parties acting in concert with each of the other 2020 Placees procured by the 2020 Placing Agents under the Placing Agreement. 31

Xinyuan Property Management Service (Cayman) Ltd. MANAGEMENT DISCUSSION AND ANALYSIS The net proceeds from the 2020 Placing amounted to approximately RMB115.0 million (the “2020 Placing Net Proceeds”). Up to 31 December 2020, the Group utilised approximately RMB11.5 million of the 2020 Placing Net Proceeds. Details of the use of the 2020 Placing Net Proceeds are as follows: Use of 2020 Placing Net Proceeds Planned amount of 2020 Placing Net Proceeds to be used Actual use of 2020 Placing Net Proceeds up to 31 December 2020 Unutilised amount of 2020 Placing Net Proceeds up to 31 December 2020 Expected timeline for the use of the unutilized 2020 Placing Net Proceeds RMB million RMB million RMB million Business development, which mainly relates to (a) diversifying the types of services offered to the customers and (b) upgrading and developing the Group’s smart systems 69.0 0 69.0 Expected to be fully utilised on or before 30 June 2024 Strategic investment in businesses or targets that are related to the Group’s principal businesses 34.5 0 34.5 Expected to be fully utilised on or before 30 June 2023 G eneral working capital 11.5 11.5 0 Total 115.0 11.5 103.5 32

2020 Annual Report DIRECTORS AND SENIOR MANAGEMENT EXECUTIVE DIRECTORS Ms. WANG Yanbo (王研博) (“Ms. Wang”), aged 50, was appointed as a Director and the chief executive officer on 13 December 2018 and 19 April 2019 respectively and was redesignated as an executive Director on 19 April 2019. She is responsible for overseeing the strategic and business planning of the Group and making decisions in material business operations. Ms. Wang joined the Group in October 2004 as a customer service manager. She was appointed as a chief manager of Xinyuan Science and Technology Service Group Co., Ltd. (“Xinyuan Science”) in January 2012 and has been a director of Xinyuan Science since 8 May 2016, responsible for overseeing the business operations of the group of Xinyuan Science. In addition, Ms. Wang currently holds directorship in various other subsidiaries of the Company, including Xinyuan Property Management Service (BVI) Ltd., Xinyuan Property Management Service (HK) Limited, Henan Xinyuan Real Estate Marketing Co., Ltd., Henan Yueshenghang Property Services Co., Ltd., Henan Xinyuan Property Services Co., Ltd. and Henan Chengzhihang Property Services Co., Ltd. Ms. Wang obtained a degree in business management from Henan Business School of High Education ( ) in the PRC in July 1993. She then obtained a college degree in economic management from Xian Institute of Politics () in the PRC in July 1999. Ms. Wang has been registered as a property manager of the Ministry of Human Resources and Social Security and the Ministry of Housing and Urban-Rural Development of the PRC () of the PRC since September 2011. Mr. HUANG Bo (黃波) (“Mr. Huang”), aged 43, was appointed as a Director and the chief financial officer on 13 December 2018 and 19 April 2019 respectively and was redesignated as an executive Director on 19 April 2019. He is responsible for overseeing financial operations and strategic investment developments of the Group. Mr. Huang joined the Group in August 2007 as the financial controller of Xinyuan Science. He was further appointed as the deputy manager of business operations as well as the financial controller of Xinyuan Science on 26 April 2013 and has been a director of Xinyuan Science since 8 May 2016, responsible for overseeing the financial operations of the group of Xinyuan Science. In addition, Mr. Huang currently holds directorship in various other subsidiaries of the Company, including Xinyuan Property Management Service (BVI) Ltd., Xinyuan Property Management Service (HK) Limited and Puyang Zhongfang Xinyuan Property Services Co., Ltd. 33

Xinyuan Property Management Service (Cayman) Ltd. DIRECTORS AND SENIOR MANAGEMENT Mr. Huang obtained a bachelor’s degree in accounting from Henan Finance and Economics School ( ) in the PRC in July 2000 and a master’s degree from Henan University of Technology () in the PRC in June 2008. He has been conferred mid-level accounting specialty by the Ministry of Personnel of the PRC () since May 2001, a registered accountant with the Finance Department of the PRC () since February 2003, a registered tax agent with the Ministry of Personnel of the PRC, the State Administration of Taxation of the PRC () since September 2003, a certified public valuer with the Ministry of Personnel and Ministry of Finance of the PRC ( ) since September 2004 and a certified internal auditor with the Institute of Internal Auditors and with the China Institute of Internal Audit since November 2007. NON-EXECUTIVE DIRECTORS Mr. ZHANG Yong (張勇) (“Mr. Zhang”), aged 57, was appointed as a Director on 19 April 2019 and was designated as a non-executive Director and appointed as the chairman of the board of directors of the Company on the same date. He is responsible for formulating of and providing guidance and development strategies for the overall development of the Group. Mr. Zhang is the chairman of the Nomination Committee and a member of the Remuneration Committee of the Company. Mr. Zhang founded Xinyuan Real Estate Group (i.e. Xinyuan Real Estate Co., Ltd. ((“Xinyuan Real Estate Holdings”), a company listed on the New York Stock Exchange (stock code: XIN)) and its subsidiaries, including the Group), the parent group of the Company, on 19 May 1997. Mr. Zhang is a director and the chairman of the board of directors of Xinyuan Real Estate Holdings. Xinyuan Real Estate Holdings is owned as to 27.39% by Mr. Zhang. Also, Mr. Zhang is appointed as a director, the president and the chief executive officer of Xinyuan Real Estate, Ltd. (a company wholly-owned by Xinyuan Real Estate Holdings, and is one of the controlling shareholders of the Company). Mr. Zhang further founded the Group in December 1998. Xinyuan Science has become a wholly-owned subsidiary of Xinyuan Real Estate Group since 4 September 2006. Mr. Zhang had been a director of Xinyuan Science from 28 December 1998 to 18 September 2014 and from 1 June 2016 to 10 July 2017. Mr. Zhang obtained (i) a bachelor’s degree in industrial and civil architecture from Zhengzhou Institute of Technology () in the PRC in July 1985; (ii) a master’s degree in business management from Tianjin University of Finance and Economics () in the PRC in June 2000; and (iii) a doctorate degree in finance from Renmin University of China () in the PRC in June 2014. 34

2020 Annual Report DIRECTORS AND SENIOR MANAGEMENT Ms. YANG Yuyan (楊玉岩) (“Ms. Yang”), aged 57, was appointed as a Director on 19 April 2019 and was designated as a non-executive Director on the same date. She is responsible for planning the future strategic development of the Group. Ms. Yang had been a supervisor of Xinyuan Science from 11 November 2001 to 8 May 2016. Ms. Yang has invested in Xinyuan Real Estate Group since its establishment and is a director of Xinyuan Real Estate Holdings which is one of the controlling shareholders of the Company. Ms. Yang is deemed to beneficially own all of the shares in Xinyuan Real Estate Holdings held directly or indirectly by The Spectacular Stage Trust representing 26.11% of the issued shares in Xinyuan Real Estate Holdings. Also, Ms. Yang is a director of Xinyuan Real Estate, Ltd. (a company wholly-owned by Xinyuan Real Estate Holdings and is one of the controlling shareholders of the Company). Ms. Yang obtained a master’s degree in business administration from National University of Singapore in Singapore in May 2008. INDEPENDENT NON-EXECUTIVE DIRECTORS Mr. LUO Ji (羅輯) (“Mr. Luo”), aged 75, was appointed as an independent non-executive Director on 16 September 2019. He is a member of the Audit Committee, the Remuneration Committee and the Nomination Committee of the Company. From May 2010 to April 2016, Mr. Luo was an independent director of Beijing Aerospace Changfeng Co., Ltd. (), a company listed on the Shanghai Stock Exchange (stock code: 600855). He has acted as the executive manager and the partner of Beijing Hanheng Law Firm () since September 2003 and March 2007 respectively. Mr. Luo obtained a bachelor’s degree in law from the China University of Political Science and Law in the PRC in November 1999. Mr. Luo became a qualified lawyer of the Ministry of Justice of the People’s Republic of China in April 2001. He completed Shanghai Stock Exchange subsequent training for independent directors of listed companies in March 2015. 35

Xinyuan Property Management Service (Cayman) Ltd. DIRECTORS AND SENIOR MANAGEMENT Mr. LI Yifan (李軼梵) (“Mr. Li”), aged 54, was appointed as an independent non-executive Director on 16 September 2019. He is the chairman of the Audit Committee and the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Li has been a director and Vice President of Zhejiang Geely Holding Group Co., Ltd since October 2014. Mr. Li is also a director of Shanghai International Port (Group) Co. Ltd. (stock code: 600018) and Heilongjiang Interchina Water Treatment Co., Ltd. (stock code: 600187), which are listed on the Shanghai Stock Exchange. He is an independent non-executive director of Zhongan Online P & C Insurance Co., Ltd. (stock code: 6060), Frontage Holdings Corporation (stock code: 1521) and Everest Medicines Limited (stock code: 1952), which are listed on the Stock Exchange. Mr. Li is also an independent director of Qudian Inc. (stock code: QD) and Sunlands Technology Group (stock code: STG), which are listed on the New York Stock Exchange, and an independent director of 36Kr Holdings Inc. (a company listed on NASDAQ (stock code: KRKR)). Mr. Li has been appointed as an independent director of Xinyuan Real Estate Co., Ltd. (a company listed on the New York Stock Exchange (stock code: XIN)) since 23 February 2017, and has been appointed as independent director of Zhejiang Tiantie Industry Co., Ltd. (a company listed on the Shenzhen Stock Exchange (stock code: 300587) since December 2017). Mr. Li obtained a bachelor’s degree of economics in world economy from Fudan University in the PRC in July 1989, a master’s degree of science in management and administrative sciences from the University of Texas at Dallas in the United States in May 1994 and a master’s degree of business administration from the University of Chicago in the United States in June 2000. Mr. Li has been registered with The State of Texas State Board of Public Accountancy as a certified public accountant in April 1995, admitted as a member by the American Institute of Certified Public Accountants and registered as a chartered global management accountant with the American Institute of Certified Public Accountants in September 1995 and January 2015 respectively. Mr. WANG Peng (王鵬) (“Mr. Wang”), aged 45, was appointed as an independent non-executive Director on 16 September 2019. He was a member of the Audit Committee of the Company. Since October 2000, Mr. Wang successively served at China Property Management Institute ( ), an industry association of property management enterprises with his current position as the deputy chairman and secretary general. He is an independent non-executive director of both A-Living Smart City Services Co., Ltd. (formerly known as “A-Living Services Co., Ltd.”) (stock code: 3319) and Ever Sunshine Lifestyle Services Group Limited (stock code: 1995) and Poly Property Services Co., Ltd. (formerly known as “Poly Property Development Co., Ltd.”) (stock code: 6049), all are listed on the Stock Exchange. Mr. Wang graduated from Hebei University of Technology () in the PRC in January 2015, where he obtained an executive master of business administration degree. Mr. Wang resigned as an independent non-executive Director and ceased to be a member of the Audit Committee of the Company, both effective on 13 April 2021. 36

2020 Annual Report DIRECTORS AND SENIOR MANAGEMENT Mr. FU Shaojun (付少軍) (“Mr. Fu”), aged 46, was appointed as an independent non-executive Director on 27 July 2021. He is a member of the Audit Committee of the Company. Mr. Fu is currently an arbitrator of the Beijing Arbitration Commission (Beijing International Arbitration Centre), Hainan International Arbitration Court, Tianjin Arbitration Commission, Shijiazhuang Arbitration Commission and Beihai Arbitration Commission. Mr. Fu graduated from the School of International Studies, Peking University, majoring in Diplomacy and Foreign Affairs Management, and obtained a Bachelor of Laws degree in July 1997. He obtained a Master of Laws degree from the Party School of the Central Committee of the Communist Party of the People’s Republic of China (the “PRC”) in July 2004 and a doctorate degree in laws from the Party School of the Central Committee of the Communist Party of the PRC in July 2012. He was accredited with the legal professional qualifications by the Ministry of Justice of the PRC in March 2004. He has served various positions in the Supreme People’s Court (the “SPC”) of the PRC since July 2004. He was appointed as a judge of the SPC of the PRC in September 2017. He joined Huida Asset Management Ltd. Co (a wholly state-owned financial institution) from July 2019 and was the general manager of both the office of the board of directors and the legal affairs department when he resigned from Huida Asset Management Ltd. Co in June 2021. Save as disclosed above, Mr. Fu does not hold any other position with the Company and other members of the Group and does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. SENIOR MANAGEMENT Mr. WANG Yantao (王彥濤) (“Mr. YT Wang”), aged 40, the vice president of Xinyuan Science, is responsible for overseeing property management and business development of the Group. Mr. YT Wang joined the Group in February 2003 as a customer service officer. He was appointed as the business executive of Xinyuan Science in January 2012 and has been appointed as the vice president of Xinyuan Science since June 2016. Mr. YT Wang obtained a diploma in property management from Henan Business School of High Education () in the PRC in July 2003 and a master’s degree in business administration from Zhengzhou University () in the PRC in December 2015. Ms. DU Xiangyan (杜祥艷), (“Ms. Du”), aged 40, the human resources center chief manager of Xinyuan Science, is responsible for managing human resources and administrative matters. Ms. Du joined the Group in March 2000 as a secretary with Xinyuan Science. She has been appointed as the human resources center chief manager of Xinyuan Science since January 2012. Ms. Du passed the tertiary education self-learning examination in Chinese Literature with Henan University ( ) in the PRC in December 2003 and obtained a bachelor’s degree in journalism from Henan University () in the PRC in July 2013. 37

Xinyuan Property Management Service (Cayman) Ltd. DIRECTORS AND SENIOR MANAGEMENT Ms. ZHANG Rong (張蓉) (“Ms. Zhang”), aged 49, the operations chief manager of Xinyuan Science, is responsible for overseeing business operations and performance appraisal. Ms. Zhang joined the Group in August 2006 as a quality control supervisor with Xinyuan Science. She was appointed as an administrative executive of Xinyuan Science in January 2012 and has been appointed as the operations chief manager of Xinyuan Science since April 2017. From September 1991 to August 2002, Ms. Zhang acted as the office manager at Xinyang Port Transportation Machinery Factory (). From August 2002 to August 2006, she acted as the management representative and project manager at Zhengzhou XSJ Property Services Ltd. ( ). Ms. Zhang obtained a college degree in library science from Zhengzhou University () in the PRC in June 1991 and a bachelor’s degree in law from Second Artillery Command College () in the PRC in June 2001. She has been registered as a member in the specialty of file with Xinyang Municipal People’s Government () since April 2001, a property manager with Department of Human Resources and Social Security of Zhengzhou () since October 2010. Further, she completed state-owned or mid-sized corporations management personnel business administration training with Henan Finance and Economics School () in the PRC in June 1999. She has been registered as a First Level Corporate Human Resources Manager with the Ministry of Human Resources and Social Security, the PRC since December 2012. JOINT COMPANY SECRETARIES Mr. TSO Ping Cheong Brian (曹炳昌) (“Mr. Tso”), aged 41, was appointed as the joint company secretary of the Company on 19 March 2019 and had been acting as a joint company secretary with Mr. XU Yibin from 19 April 2019 to 20 May 2021. Following Mr. XU Yibin’s resignation, Mr. Tso is the company secretary of the Company. Mr. Tso has over 16 years of experience in accounting and financial management. In January 2013, Mr. Tso founded Teton CPA Company, an accounting firm as a sole proprietor. Currently, Mr. Tso is the company secretary of Bright Future Technology Holdings Limited (stock code: 1351), a company listed on the Main Board of the Stock Exchange. He is also the company secretary of Fineland Living Services Group Limited (formerly known as Fineland Real Estate Services Group Limited) (stock code: 9978), a company listed on the Main Board of the Stock Exchange by way of transfer of listing approved on 20 May 2020. From May 2010 to August 2012, Mr. Tso was a senior vice president of a private company and was mainly responsible for handling merger and acquisition transactions in the natural resources industry in the Central and South America region. From December 2008 to May 2010, Mr. Tso served as the financial controller of Greenheart Group Limited (stock code: 94) (formerly known as Omnicorp Limited), a company listed in Hong Kong. From September 2003 to December 2008, Mr. Tso worked at Ernst & Young and the last position he held was manager. 38

2020 Annual Report DIRECTORS AND SENIOR MANAGEMENT He is a fellow member of the Association of Chartered Certified Accountants and a certified public accountant (practicing) of the Hong Kong Institute of Certified Public Accountants. He is also a fellow member of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators). Mr. Tso holds a bachelor’s degree in accountancy and a master’s degree in corporate governance, both from the Hong Kong Polytechnic University in Hong Kong. Mr. XU Yibin (許倚濱) (“Mr. Xu”), aged 35, was appointed as the joint company secretary of the Company on 19 April 2019 and was a joint company secretary with Mr. Tso Ping Cheong Brian from 19 April 2019 to 20 May 2021. Mr. Xu has approximately eight years of experience in investment management. He worked for the equity investment department of Jiangsu Winfast Holding Group Company Limited ( ) from January 2011 to September 2011. He worked for Hongze Infinity Entrepreneur Investment Centre (limited partnership) (()) from October 2011 to August 2013 as an investment manager and investment supervisor. From August 2013 to December 2018, he worked at China Yu Tian Holdings Limited (stock code: 8230), a company listed in Hong Kong, with his last position as a joint company secretary. Mr. Xu joined Xinyuan Renju (Beijing) Asset Management Co., Ltd. in February 2019 as a deputy manager of the capital market department. Mr. Xu obtained a bachelor’s degree in e-commerce from Zhejiang Gongshang University () in the PRC and a postgraduate qualification in economics from Nanjing University () in the PRC. Mr. Xu resigned as a joint company secretary on 20 May 2021. 39

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT The Company is committed to achieving high standards of corporate governance. The directors of the Company (the “Directors”) believe that sound and reasonable corporate governance practices are essential for the continuing growth of the Group and for safeguarding and maximizing shareholders’ interests. CORPORATE GOVERNANCE PRACTICES The Company has adopted the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as its own code of corporate governance. Throughout the year 2020, the Company has complied with the code provisions, save for the following: Code Provision A.6.7 provides that independent non-executive directors and other non-executive directors should also generally attend general meetings to gain and develop a balanced understanding of the views of shareholders. Ms. YANG Yuyan, non-executive Director, did not attend the annual general meeting of the Company held on 29 May 2020 due to prior business engagement. Mr. WANG Peng, independent nonexecutive Director, did not attend the annual general meeting of the Company held on 29 May 2020 due to prior business engagement. THE BOARD Responsibilities The Board of Directors of the Company (the “Board”) is responsible for the overall leadership of the Group, oversees the Group’s strategic decisions and monitors business and performance. The Board has delegated the authority and responsibility for day-to-day management and operation of the Group to the senior management of the Group. To oversee particular aspects of the Company’s affairs, the Board has established three Board committees including the nomination committee (the “Nomination Committee”), the remuneration committee (the “Remuneration Committee”) and the audit committee (the “Audit Committee”) (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference. The Company supports the division of responsibility between the Chairman and the Chief Executive Officer in order to ensure a balance of power and authority and preserve a balance judgement of views. The Chairman of the Board is responsible for leading the Board, giving weighty strategic advice of development and overseeing the Company in formulating regulatory plans in corporate governance of the Group while the Chief Executive Officer is responsible for leading the senior management of the Company, advising strategic directions, setting business goals, supervising the daily management as well as the business operations and development of the Group. All Directors shall ensure that they carry out duties in good faith, in compliance with applicable laws and regulations, and in the interests of the Company and its shareholders at all times. 40

2020 Annual Report CORPORATE GOVERNANCE REPORT Board Composition As at the date of this annual report, the Board comprises seven Directors, including two executive Directors, two non-executive Directors and three independent non-executive Directors as set out below: Executive Directors: Ms. WANG Yanbo (Chief Executive Officer) Mr. HUANG Bo (Chief Financial Officer) Non-executive Directors: Mr. ZHANG Yong (Chairman) Ms. YANG Yuyan Independent Non-executive Directors: Mr. LUO Ji Mr. LI Yifan Mr. WANG Peng (resigned on 13 April 2021) Mr. FU Shaojun (appointed on 27 July 2021) All Directors have distinguished themselves in their field of expertise, and have exhibit high standards of personal and professional ethics and integrity. The biographies of the Directors are set out under the section headed “Directors and Senior Management” of this annual report. During the year ended 31 December 2020, the Board at all times met the requirements of Rules 3.10(1) and 3.10(2) of the Listing Rules relating to the appointment of at least three independent non-executive directors with at least one independent non-executive director possessing appropriate professional qualifications or accounting or related financial management expertise. The Company also complied with Rule 3.10A of the Listing Rules relating to the appointment of independent non-executive director representing at least one-third of the Board. Each of the independent non-executive Directors has confirmed his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers each of them has satisfied his independence to the Group. None of the Directors has any personal relationship (including financial, business, family or other material/ relevant relationship) with any other Director. As regards the CG Code provision requiring directors to disclose the number and nature of offices held in public companies or organizations and other significant commitments as well as their identity and the time involved to the issuer, the Directors have agreed to disclose their commitments to the Company in a timely manner. 41

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT INDUCTION AND CONTINUOUS PROFESSIONAL DEVELOPMENT Each newly appointed Director is provided with necessary induction and information to ensure that he has a proper understanding of the Company’s operations and businesses as well as his responsibilities under relevant status, laws, rules and regulations. Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company’s expenses. The Company also arranges regular seminars to provide Directors with updates on latest development and changes in the Listing Rules and other relevant legal and regulatory requirements from time to time. The Directors are also provided with regular updates on the Company’s performance, position and prospects to enable the Board as a whole and each Director to discharge their duties. According to the records kept by the Company, during the year ended 31 December 2020, each of the Directors, namely, Ms. WANG Yanbo, Mr. HUANG Bo, Mr. ZHANG Yong, Ms. YANG Yuyan, Mr. LUO Ji, Mr. LI Yifan and Mr. WANG Peng read materials that are relevant to the Directors’ professional knowledge and skills and in performing their duties and responsibilities as Directors. APPOINTMENT AND RE-ELECTION OF DIRECTORS Each of the executive Directors entered into a service contract with the Company for a term of three years commencing from the Listing Date which may be terminated by either party giving not less than three months’ prior notice in writing and is subject to termination provisions therein and retirement and re-election at the annual general meetings of the Company in accordance with the memorandum and articles of association of the Company (the “Memorandum and Articles of Association”) or any other applicable laws from time to time whereby he/she shall vacate his/her office. Each of the non-executive Directors and independent non-executive Directors has entered a letter of appointment with the Company for an initial term of three years commencing from the Listing Date (except Mr. FU Shaojun whose initial term of appointment is three years commencing from 27 July 2021), unless either party gives three months written notice to the other to terminate the letter of appointment before expiry of the existing term, and is subject to retirement by rotation in accordance with the Memorandum and Articles of Association. 42

2020 Annual Report CORPORATE GOVERNANCE REPORT None of the Directors has a service agreement which is not determinable by the Company within one year without payment of compensation (other than statutory compensation). In accordance with the provisions of the Memorandum and Articles of Association, every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years; any Director appointed by the Board either to fill a casual vacancy or as an addition to the Board shall hold office until the next following general meeting of Company and shall then be eligible for re-election at that meeting. The procedures and process of appointment, re-appointment and continuation (or not) in service of any Director are set out in the Memorandum and Articles of Association. The Nomination Committee is responsible for reviewing the composition of the Board, monitoring the appointment, re-appointment and continuation (or not) in service of any Director. BOARD MEETINGS The Company has adopted the practice of holding Board meetings regularly, at least four times a year, and at approximately quarterly intervals. Notices of not less than 14 days will be given for all regular Board meetings to provide all Directors with an opportunity to attend and include matters in the agenda for a regular meeting. For other Board and Board Committee meetings, reasonable notice will generally be given. The agenda and accompanying Board papers are dispatched to the Directors or committee members seven days (and in any event not less than three days) before the meetings to ensure that they have sufficient time to review the papers and be adequately prepared for the meetings. When Directors or committee members are unable to attend a meeting, they will be advised of the matters to be discussed and given an opportunity to make their views known to the Chairman prior to the meeting. Minutes of the Board meetings and committee meetings will be recorded in sufficient detail the matters considered by the Board and the committees and the decisions reached, including any concerns raised by the Directors. Draft minutes of each Board meeting and committee meeting are/will be sent to the Directors for comments within a reasonable time after the date on which the meeting is held. 43

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted a code of conduct regarding Directors’ securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) set out in Appendix 10 to the Listing Rules. Specific enquiry has been made of all the Directors and the Directors have confirmed that they have complied with the Model Code for the year ended 31 December 2020. DELEGATION BY THE BOARD The Board reserves for its decision on all major matters of the Company, including approval and monitoring of all policy matters, overall strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters. Director could have resource to seek independent professional advice in performing their duties at the Company’s expense and are encouraged to consult with the Company’s senior management independently. The daily management, administration and operation of the Group are delegated to the senior management of the Group. The delegated functions and responsibilities are periodically reviewed by the Board. Approval has to be obtained from the Board prior to any significant transactions entered into by the senior management. CORPORATE GOVERNANCE FUNCTION The Board is also responsible for the Company’s corporate governance functions to perform the following corporate governance duties: (a) to develop and review the Company’s policies and practices on corporate governance; (b) to review and monitor the training and continuous professional development of Directors and senior management of the Company; (c) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (d) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors of the Company; and (e) to review the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report of the Company. 44

2020 Annual Report CORPORATE GOVERNANCE REPORT The Board approved the terms of reference of the Nomination Committee, the Audit Committee and the Remuneration Committee. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT The Company has established a formal and transparent procedure for formulating policies on remuneration of Directors and senior management of the Group. Details of the remuneration of each of the Directors for the year ended 31 December 2020 are set out in note 8 to the consolidated financial statements in this annual report. The biographies of the Directors and senior management are disclosed in the section headed “Directors and Senior Management” in this annual report. Remuneration paid to the top senior management (excluding the Directors) for the year ended 31 December 2020 fell within the following bands as follows: Remuneration Band No. of employees HK$2,500,001 to HK$3,000,000 2 HK$3,500,001 to HK$4,000,000 1 3 DIRECTORS’ LIABILITY INSURANCE The Company has arranged appropriate insurance cover in respect of legal action against its Directors. BOARD COMMITTEES Nomination Committee The Nomination Committee was established on 16 September 2019 and written terms of reference of the Nomination Committee had been adopted by the Board and were posted on the websites of the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Nomination Committee is comprised of three members, namely Mr. ZHANG Yong, Mr. LI Yifan and Mr. LUO Ji. Mr. ZHANG Yong is the chairman of the Nomination Committee. The Nomination Committee will assess the candidate or incumbent on criteria such as integrity, experience, skill and ability to commit time and effort to carry out the duties and responsibilities. The recommendations of the Nomination Committee will then put to the Board for decision. 45

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT The primary duties of the Nomination Committee include: – to review the structure, size and composition of the Board; – to develop and maintain a policy for the nomination of Board members; – to develop and maintain a policy concerning diversity of Board members (the “Board Diversity Policy”); – to review the Board Diversity Policy of the Company; – to identify individuals suitably qualified to become members of the Board; – to assess the independence of independent non-executive Directors; and – to make recommendation to the Board on matters relating to (i) the role, responsibilities, capabilities, skills, knowledge, experience and diversity of perspectives required from members of the Board; (ii) the policy on the terms of employment of non-executive Directors; (iii) the composition of the Audit Committee, Remuneration Committee and other Board committees of the Company; (iv) proposed changes to the structure, size and composition of the Board; (v) candidates suitably qualified to become members of the Board; (vi) the selection of individuals nominated for directorship; (vii) the re-election of any Directors who are to retire by rotation; (viii) the continuation (or not) in service of any independent non-executive Directors serving more than nine years; and (ix) the appointment or re-appointment of Directors and succession planning for Directors. During the year ended 31 December 2020, the Nomination Committee held one meeting during which the Nomination Committee has performed the following major works: – reviewed the structure, size and composition (including the skills, knowledges and experience of each member) of the Board; – recommended to the Board on re-election of retiring directors at the forthcoming annual general meeting; – reviewed the Board Diversity Policy; and – assessed the independence of the independent non-executive Directors. 46

2020 Annual Report 47 CORPORATE GOVERNANCE REPORT Policy for the Nomination of Directors The Company follows a formal, considered and transparent procedure for the appointment of new Directors for the Board to achieve a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company’s strategic focus and specific business needs. Recognising the vitality of diversity for the Board, the Company has adopted a board diversity policy. The Nomination Committee reviews the structure, size and composition of the Board regularly and makes recommendation to the Board to complement the corporate strategy of the Company. The appointment of a new Director is a collective decision of the Board, taking into consideration the procedures for Shareholders to propose a person for election as a Director of the Company and the Board Diversity Policy. The Board believes that changes to the Board composition shall be managed without undue disruption, and shall continue to provide a balanced composition of the executive Directors, the non-executive Directors (including independent non-executive Directors) so that there is a strong independent element in the Board, which can effectively exercise independent judgement. Board Diversity Policy The Company has adopted a board diversity policy which sets out the approach to achieve diversity on the Board in order to enhance the quality of its performance. Pursuant to the Board Diversity Policy, the Company seeks to achieve board diversity through the consideration of a number of factors when selecting the candidates to the Board, including but not limited to professional experience, skills, knowledge, gender, age, cultural and education background, ethnicity and length of service. Remuneration Committee The Remuneration Committee was established on 16 September 2019 and written terms of reference of the Remuneration Committee had been adopted by the Board and were posted on the websites of the Company and the Stock Exchange. The Remuneration Committee is comprised of three members, namely Mr. LI Yifan, Mr. ZHANG Yong and Mr. LUO Ji. Mr. LI Yifan is the chairman of the Remuneration Committee. The primary duties of the Remuneration Committee include: – to make recommendations to the Board on the Company’s policy and structure for all Directors’ and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy; – to review and approve the management’s remuneration proposals with reference to the Board’s corporate goals and objectives;

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT – either to determine, with delegated responsibility or to make recommendations to the Board on the remuneration packages of individual executive Directors and senior management, this should include benefits in kind, pension, rights and compensation payments, including any compensation payable for loss or termination of their office or appointment; – to make recommendations to the Board on the remuneration of non-executive Directors; – to consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions; – to review and approve compensation payable to executive Directors and senior management for any loss or termination of office or appointment; – to review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct; and – to ensure that no Director or any of his associates is involved in deciding his remuneration. During the year ended 31 December 2020, the Remuneration Committee held one meeting during which the Remuneration Committee has performed the following major works: – reviewed the Company’s policy and structure for all Directors’ and senior management remuneration (including salaries paid based on business performance); – considered and approved the recommendation of the remuneration packages of executive Directors and senior management for the year ended 31 December 2020; – considered and approved the recommendation of the remuneration packages of non-executive Directors for the year ended 31 December 2020; and – considered and approved the recommendation of the remuneration packages of independent nonexecutive Directors for the year ended 31 December 2020. Audit Committee The Audit Committee was established on 16 September 2019 and written terms of reference of the Audit Committee had been adopted by the Board and were posted on the websites of the Company and the Stock Exchange. 48

2020 Annual Report CORPORATE GOVERNANCE REPORT The Audit Committee is currently comprised of three independent non-executive Directors of the Company, namely Mr. LI Yifan, Mr. LUO Ji and Mr. FU Shaojun with Mr. LI Yifan possessing the appropriate accounting and financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. LI Yifan is the chairman of the Audit Committee. None of the members of the Audit Committee is a former partner of the Company’s external auditor. The primary duties of the Audit Committee include: – to make recommendations to the Board on the appointment, reappointment and removal of the external auditor; – to review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; – to develop and implement policy on engaging an external auditor to supply non-audit services; – to monitor the integrity of the Company’s financial statements and annual report and accounts, interim report and to review significant financial reporting judgments contained in them; – to review the Company’s annual report and accounts and interim report prior to submission to the Board for approval; – to discuss problems and reservations with the auditors arising from the interim and final audits, and any matters the auditors may wish to discuss (in the absence of management where necessary); – to review the Company’s financial controls, internal control and risk management systems; – to consider major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings; – to review the Group’s financial and accounting policies and practices; – to review the external auditor’s management letter, any material queries raised by the auditor to management about accounting records, financial accounts or systems of control and management’s response; – to ensure that the Board will provide a timely response to the issues raised in the external auditor’s management letter; and – to report to the Board on the matters set out above.

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT During the year ended 31 December 2020, the Audit Committee held two meetings and the Audit Committee has performed the following major works: – considered and approved the audited annual results of the Company and its subsidiaries for the year ended 31 December 2019; – considered and approved the accounting treatment adopted by the Group’s annual report for the year ended 31 December 2019; – considered and recommended acceptance of the audit committee report prepared by Ernst & Young for the year ended 31 December 2019; – considered and evaluated the management system adopted by the Group for internal, financial and risk management and internal control procedures; – consider and evaluated whether the external auditor is independent and objective and whether the audit procedures are effective, the reappointment and remuneration of the external auditor (subject to shareholders’ approval), and make a proposal to the Board; – reviewed the compliance status of the deed of non-competition dated 16 September 2019 given by the controlling shareholders of the Company in favour of the Company (for itself and as trustee for each of its subsidiaries) (the “Deed of Non-Competition”); – reviewed the effectiveness of the corporate governance measures adopted to manage any potential or actual conflict of interests between the Group and the controlling shareholders of the Company; – considered and approved the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2020; and – considered and approved the accounting treatment adopted by the Group’s interim report for the six months ended 30 June 2020. Each of the controlling shareholders of the Company has provided with the Company a confirmation on compliance pursuant to their undertakings under the Deed of Non-Competition. The Audit Committee has reviewed the confirmations and noted that during the year ended 31 December 2020, each of the controlling shareholders of the Company has complied with the Deed of Non-Competition. The Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness of the corporate governance measures. 50

2020 Annual Report  CORPORATE GOVERNANCE REPORT ATTENDANCE RECORDS OF BOARD MEETINGS, BOARD COMMITTEE MEETINGS AND GENERAL MEETINGS The attendance records of each Director and each member of the Board Committees of the Company at the relevant meetings held during the year ended 31 December 2020 are as follows: Actual Attendance/Number of Meetings a Director is entitled to attend Board Nomination Committee Remuneration Committee Audit Committee General Meetings No. of meetings held during the year 8 1 1 2 2 Executive Directors Ms. WANG Yanbo 8/8 – – – 2/2 Mr. HUANG Bo 8/8 – – – 2/2 Non-executive Directors Mr. ZHANG Yong 7/8 1/1 1/1 – 1/1 Ms. YANG Yuyan 7/8 – – – 0/1 Independent Non-executive Directors Mr. LUO Ji 8/8 1/1 1/1 2/2 2/2 Mr. LI Yifan 8/8 0/1 0/1 1/2 1/1 Mr. WANG Peng 7/8 – – 2/2 1/2 DIRECTORS’ RESPONSIBILITIES FOR FINANCIAL REPORTING IN RESPECT OF FINANCIAL STATEMENTS The Directors acknowledge their responsibilities for preparing the financial statements for the year ended 31 December 2020 and ensuring that the preparation of the accounts is in accordance with statutory requirements and applicable accounting standards. The Directors were not aware of any material uncertainties relating to events or conditions which may cast significant doubt upon the Group’s ability to continue as a going concern. 51

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT The statement by the auditor of the Company regarding their reporting responsibilities on the consolidated financial statements of the Company is set out in the Independent Auditor’s Report on pages 93 to 95 of this annual report. RISK MANAGEMENT AND INTERNAL CONTROL The Group has maintained an internal control system and internal audit functions and the Directors are responsible for monitoring the implementation of internal control measures and reviewing its effectiveness. With a view to manage the Group’s business and operational risks, to ensure smooth operation and to avoid future recurrence of historical non-compliance incidents, the Group has engaged an independent internal control adviser (the “Internal Control Adviser”) to assist the Group in reviewing and providing recommendations on improving the Group’s internal control system, including corporate governance, enterprise risk assessment, internal audit, compliance consultancy and relevant business processes including revenue, purchase, expenses and cost management, fixed assets management, human resources, financial management and information technology. The findings and recommendations of the internal audit team on the risk management and internal control systems are reviewed once a year. The Group engaged the Internal Control Adviser to conduct a review and assessment of the Group’s internal control in September 2019, in order to ensure that the Group has implemented internal control measures in compliance with listing requirements. Based on the recommendations of the Internal Control Adviser and the follow-up review procedures conducted, the Directors have confirmed that the Group had adopted all internal control measures and policies suggested by the Internal Control Adviser and did not have any significant or material deficiencies in its internal control system as at the date of publication of this annual report. The Directors consider that the Group’s risk management and internal control system to be effective and sufficient 52

2020 Annual Report 53 CORPORATE GOVERNANCE REPORT AUDITOR’S REMUNERATION For the year ended 31 December 2020, the total remuneration paid or payable to the Company’s auditors, Ernst & Young, for annual audit and other audit services totally amounted to RMB4,800,000. An analysis of the remuneration paid or payable to Ernst & Young is set out below: Description of services performed Amount RMB’000 Audit and assurance services 4,800 Non-Audit services – Total 4,800 The Board and the Audit Committee have agreed on the re-appointment of Ernst & Young as the external auditor of the Group for the year ending 31 December 2021 and the proposal will be submitted for approval at the annual general meeting to be held on 18 October 2021. JOINT COMPANY SECRETARIES Mr. TSO Ping Cheong Brian and Mr. XU Yibin had been acting as the joint company secretaries of the Company from 19 April 2019 to 20 May 2021. They both have assisted on the company secretarial matters of the Company since its listing, and each of them has duly complied with relevant training requirement under Rule 3.29 of the Listing Rules. Following the resignation of Mr. XU Yibin, Mr. TSO Ping Cheong Brian becomes the company secretary of the Company. Mr. TSO Ping Cheong Brian has confirmed that he has taken no less than 15 hours of relevant training. COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS The Group recognizes the importance of transparent and timely disclosure of corporate information, which enables the shareholders and investors to make the best investment decision. The Company believes the effective communication with the shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies.

Xinyuan Property Management Service (Cayman) Ltd. CORPORATE GOVERNANCE REPORT The Company maintains a website at www.xypm.hk as a communication platform with shareholders and investors, where information on the Company’s announcements, financial information and other information are available for public access. The shareholders and investors may send written enquiries or requests to the Company’s principal place of business in Hong Kong at 9/F., Wah Yuen Building, 149 Queen’s Road Central, Hong Kong for the attention of the company secretary of the Company. Besides, shareholders’ meetings provide an opportunity for communication between the Board and the shareholders, Board members and appropriate senior staff of the Group will be available at the meeting to answer any questions raised by the shareholders. The Company has also established a shareholders’ communication policy to ensure the shareholders are provided with ready, equal and timely access to balanced and understandable information about the Company. The policy is regularly reviewed to ensure its effectiveness and is available on written request to the company secretary of the Company. SHAREHOLDERS’ RIGHTS Convening an Extraordinary General Meeting by Shareholders and Putting Forward Proposals Under the Memorandum and Articles of Association, an extraordinary general meeting (“EGM”) may be convened by the Board upon requisition by any two or more shareholders holding not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings of the Company. EGM may also be convened by the Board upon requisition by any one member which is a recognized clearing house (or its nominees) holding not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings of the Company. The shareholder(s) shall make a written requisition to the Board or the company secretary at the Company’s principal place of business in Hong Kong, specifying the shareholding information of the shareholder(s), his/her/its contact details and the proposal regarding any specifying transaction/business and its supporting documents. If within 21 days of deposit of such written requisition, the Board fails to proceed to convene such EGM, the requisitionist(s) themselves or any of them may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company. Making Enquiries to the Board The shareholders shall direct their questions about their shareholdings to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. 54

2020 Annual Report CORPORATE GOVERNANCE REPORT DIVIDEND POLICY The Company adopted a dividend policy on 27 March 2020. Pursuant to the Company’s dividend policy, the dividend payout ratio shall be determined by the Board from time to time. The remaining net profit will be used for the Group’s operations and development. In deciding whether to propose a dividend and in determining the dividend amount, the Board shall take into account, among other things, the following factors: (a) the Company’s current and future operations, actual and expected financial performance; (b) any corporate development plans; (c) the Group’s liquidity position, working capital and capital expenditure requirements and future expected capital needs; (d) the level of the Group’s debt to equity ratio, return on equity and the relevant financial covenants; (e) any restrictions on payments of dividends that may be imposed by the Group’s lenders or other third parties; (f) retained earnings and distributable reserves of the Company and each of the members of the Group; (g) general economic conditions, the business cycle of the Group’s business and other internal and external factors that may have an impact on the business or financial performance and position of the Company; and (h) any other factor that the Board deems appropriate and relevant. The recommendation of the payment of dividend is subject to the determination of the Board, and any declaration of final dividend for a financial year will be subject to the approval of the shareholders of the Company. The declaration and payment of dividends is also subject to any restrictions under the Companies Law of the Cayman Islands, any applicable laws, rules and regulations, including the Listing Rules, and the Company’s Articles of Association. CONSTITUTIONAL DOCUMENTS There are no changes to the Memorandum and Articles of Association during the year ended 31 December 2020, a copy of which is available on the websites of the Company (www.xypm.hk) and the Stock Exchange (www.hkexnews.hk). 55

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS The board (the “Board”) of directors (the “Directors”) of Xinyuan Property Management Service (Cayman) Ltd. (the “Company”) is pleased to present their report together with the audited consolidated financial statements of the Company and its subsidiaries (collectively the “Group”) for the year ended 31 December 2020. CORPORATE INFORMATION AND GLOBAL OFFERING The Company was incorporated in the Cayman Islands on 13 December 2018 as an exempted company with limited liability under the Cayman Islands Companies Law (the “Companies Law”). The Company carried out the global offering (the “Global Offering”), comprising 125,000,000 shares in the Company (the “Shares”) at HK$2.08 per Share and the Shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on 11 October 2019 (the “Listing Date”). For details of the relevant use of proceeds, please see the section headed “Use of Proceeds from Listing” in this annual report. PRINCIPAL ACTIVITIES The Company is an investment holding company. Through its subsidiaries, the Company provides property management services, value-added services and pre-delivery and consulting services. Details of the principal activities of the Company’s subsidiaries are set out in note 1 to the financial statements of this annual report. BUSINESS REVIEW AND PERFORMANCE The business review of the Group including the information below are set out in the Chairman Statement and the Management Discussion and Analysis on pages 5 to 32 of this annual report: (a) A fair review of the Group’s business; (b) A description of the principal risk management strategies of the Group; and (c) An analysis using financial key performance indicators. RESULTS The results of the Group for the year ended 31 December 2020 are set out in the consolidated statement of profit or loss and other comprehensive income and the consolidated statement of financial position on pages 96 to 98 of this annual report. 56

2020 Annual Report REPORT OF THE DIRECTORS FINAL DIVIDEND The Board recommend the payment of a final dividend of HK10.2 cents per share (2019: HK5.2 cents per share) for the year ended 31 December 2020 to the shareholders of the Company (the “Shareholders”). The final dividend is subject to the approval of the Shareholders at the Company’s annual general meeting to be held on Monday, 18 October 2021 (the “AGM”). The proposed final dividend will be paid to the Shareholders on Friday, 29 October 2021 whose names appear on the Company’s Register of Members on Monday, 25 October 2021. CLOSURE OF REGISTER OF MEMBERS The AGM is expected to be held on Monday, 18 October 2021. For determining the entitlement to attend and vote at the AGM, the Register of Members of the Company will be closed from Tuesday, 12 October 2021 to Monday, 18 October 2021, both days inclusive, during which the period no transfer of shares of the Company will be registered. In order to be eligible to attend and vote at the AGM, all share transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:30 p.m. on Monday, 11 October 2021. For determining the entitlement to the proposed final dividend (subject to approval by the Shareholders at the AGM), the Register of Members of the Company will be closed from Friday, 22 October 2021 to Monday, 25 October 2021, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the proposed final dividend, all share transfer documents accompanies by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at Level 54, Hopewell Centre 183 Queen’s Road East, Hong Kong, for registration not later than 4:30 p.m. on Thursday, 21 October 2021. RESERVES Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of change in equity and note 26 to the financial statements. DISTRIBUTABLE RESERVES As at 31 December 2020, the Company’s reserves available for distribution, calculated in accordance with the provisions of the Companies Law, amounted to approximately RMB539.4 million, provided that the Company will be able to pay its debts as they fall due in the ordinary course of business immediately following the distribution or proposed distribution. 57

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS FINANCIAL SUMMARY A summary of the results, assets, liabilities of the Group for the past five financial years is set out on page 188 of this annual report. ENVIRONMENTAL POLICIES AND PERFORMANCE The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to the community and achieving sustainable group. The Group endeavours to comply with the relevant laws and regulations regarding environmental protection and adopt effective measures to achieve efficient use of resources, waste reduction and energy saving. In accordance with Rule 13.91 and the Environmental, Social and Governance Reporting Guide contained in Appendix 27 of the Listing Rules, the Company’s environmental, social and governance report was available on the Company’s website. COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS As far as the Board and management are aware, the Group has complied in all material aspects with the relevant laws and regulations that have a significant impact on the business and operation of the Group. During the year ended 31 December 2020, there was no material breach of, or non-compliance with, applicable laws and regulations by the Group. MAJOR SUPPLIERS AND CUSTOMERS For the year ended 31 December 2020, total revenue from the Group’s largest customer, Xinyuan Real Estate Group, and the five largest customers accounted for approximately 21.0% and 23.5% of the Group’s total sales for the year respectively. Xinyuan Real Estate Group is a connected person of the Group. Save for Xinyuan Real Estate Group, none of the Directors or their close associates or any Shareholder (which to the knowledge of the Directors owns more than 5% interest in the Company) had any interest in any of the five largest customers for the year ended 31 December 2020. For the year ended 31 December 2020, total purchases from the Group’s largest supplier and the five largest suppliers accounted for approximately 24.1% and 30.7% of the Group’s total purchases respectively. Save for Xinyuan Real Estate Group, none of the Directors or their close associates or any Shareholder (which to the knowledge of the Directors owns more than 5% interest in the Company) had any interest in any of the five largest suppliers for the year ended 31 December 2020. 58

2020 Annual Report REPORT OF THE DIRECTORS SHARE CAPITAL Details of movements in the share capital of the Company during the year ended 31 December 2020 are set out in note 25 to the financial statements in this annual report. SHARE ISSUED During the year ended 31 December 2020, the Company has issued shares with details as follows: On 15 July 2020, the Company allotted and issued 50,000,000 new Shares at the placing price of HK$2.60 per Share to not less than six (6) independent placees pursuant to a placing agreement dated 3 July 2020. The net proceeds from such placing were approximately RMB115.0 million which were intended to be used for the following purposes: (i) approximately 60% for business development, which mainly relates to (a) diversifying the types of services offered to the customers and (b) upgrading and developing the Group’s smart systems; (ii) approximately 30% for strategic investment in businesses or targets that are related to the Group’s principal businesses; and (iii) approximately 10% for general working capital of the Group. As at the date of this annual report, approximately RMB11.5 million of such net proceeds have been applied towards general working capital of the Group. The remaining net proceeds will be used for the purposes as disclosed in the announcement of the Company dated 15 July 2020. Details of such placing are set out in the announcements of the Company dated 3 July 2020 and 15 July 2020. 59

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES During the year ended 31 December 2020, a total of 500,000 ordinary shares of the Company were repurchased by the Company on the Stock Exchange. As at the date of this report, all the repurchased shares were cancelled by the Company. The Directors believed that the repurchase was made to reflect the Company’s recognition of its own value and its confidence in the long-term prospects of the industry. Details of the repurchase of shares of the Company were as follows: Date No. of shares Highest price paid per share Lowest price paid per share Average price paid per share Aggregate price paid HK$ HK$ HK$ HK$ May 2020 500,000 2.08 2.08 2.08 1,040,000 Save as disclosed above, there was no purchase, sale or redemption by the Company or any of its subsidiaries, of any listed securities of the Company during the year ended 31 December 2020. BORROWINGS As at 31 December 2020, the Group had no borrowings. DIRECTORS The Directors during the year ended 31 December 2020 and up to the date of this annual report were: Executive Directors: Ms. WANG Yanbo (Chief Executive Officer) Mr. HUANG Bo (Chief Financial Officer) Non-executive Directors: Mr. ZHANG Yong (Chairman) Ms. YANG Yuyan Independent Non-executive Directors: Mr. LUO Ji Mr. LI Yifan Mr. WANG Peng (resigned on 13 April 2021) Mr. FU Shaojun (appointed on 27 July 2021 60

2020 Annual Report REPORT OF THE DIRECTORS In accordance with the provisions of the Company’s memorandum and articles of association (the “Memorandum and Articles of Association”), every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years and any Director appointed by the Board either to fill a casual vacancy or as an addition to the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. In accordance with article 16.19 of the Memorandum and Articles of Association, Ms. YANG Yuyan and Mr. LUO Ji will retire and being eligible, will offer themselves for re-election at the AGM. In accordance with article 16.2 of the Memorandum and Articles of Association, Mr. FU Shaojun will hold office only until the AGM and being eligible, will offer himself for re-election at the AGM. Details of the Directors to be re-elected at the AGM are set out in the circular to the Shareholders. CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTOR The Company confirms that it has received from each of the independent non-executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and still considers that all independent non-executive Directors have satisfied their independence to the Group. DIRECTORS’ SERVICE CONTRACTS Each of executive Directors has entered into a service contract with the Company for a term of three years commencing from the Listing Date which may be terminated by either party giving not less than three months’ prior notice in writing and is subject to termination provisions therein and retirement and re-election at the annual general meetings of the Company in accordance with the Memorandum and Articles of Association or any other applicable laws from time to time whereby he/she shall vacate his/her office. Each of non-executive Directors and independent non-executive Directors has entered a letter of appointment with the Company for an initial term of three years commencing from the Listing Date (except Mr. FU Shaojun whose initial term of appointment is three years commencing from 27 July 2021), unless either party gives three months prior written notice to the other to terminate the letter of appointment before expiry of the existing term, and is subject to retirement by rotation in accordance with the Memorandum and Articles of Association. None of the Directors has a service agreement which is not determinable by the Group within one year without payment of compensation (other than statutory compensation). 61

Xinyuan Property Management Service (Cayman) Ltd.  REPORT OF THE DIRECTORS  DIRECTORS’ MATERIAL INTEREST IN TRANSACTIONS, ARRANGEMENTS AND  CONTRACTS THAT ARE SIGNIFICANT IN RELATION TO THE GROUP’S BUSINESS  Save as disclosed under the section headed “Connected Transactions” and note 29 to the financial  statements contained herein, there was no transaction, arrangement and contract of significance in relation  to the Group’s business to which the Company or any of its subsidiaries was a party and in which any  Director of the Company or an entity connected with any Director has a material interest, whether directly  or indirectly, subsisted at the end of the year or at any time during the year ended 31 December 2020.  CONTRACTS OF SIGNIFICANCE WITH CONTROLLING SHAREHOLDER  Save as disclosed under the section headed “Connected Transactions” and note 29 to the financial  statements contained herein, there was no contract of significance entered into between the Company, or  any of its subsidiaries, and a controlling shareholder of the Company, or any of its subsidiaries, during the  year.  EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT  The emoluments of the Directors and senior management of the Group are decided by the Board with  reference to the recommendation given by the Remuneration Committee, having regard to the Group’s  operating results, individual performance and comparable market statistics.  Details of the emoluments of the Directors and senior management are set out in notes 8 and 9 to the  financial statements in this annual report.  No emoluments were paid by the Group to any Director or chief executive as an inducement to join or upon  joining the Group or as compensations for loss of office for the year and none of the Directors has waived  any emoluments for the year.  PERMITTED INDEMNITY PROVISION  Pursuant to the Memorandum and Articles of Association, every Director shall be entitled to be indemnified  out of the assets of the Company against all losses or liabilities incurred or sustained by him as a Director  of the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his  favour, or in which he is acquitted. The Company has arranged appropriate directors’ and officers’ liability  insurance coverage for the Directors and officers of the Group during the year, which remains in force.  BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT  The biographical details of the Directors and senior management are set out in the section headed “Directors  and Senior Management” on pages 33 to 39 of this annual report. 62

2020 Annual Report REPORT OF THE DIRECTORS EQUITY-LINKED AGREEMENTS (a) Pre-IPO Share Award Scheme The Pre-IPO Share Award Scheme (the “Pre-IPO Share Award Scheme”) was adopted on 31 January 2019 (the “Adoption Date”) and revised on 15 March 2019. The main purposes of Pre-IPO Share Award Scheme are (i) to reflect the substance of the share incentive scheme adopted by Xinyuan Science and Technology Service Group Co., Ltd. on 17 March 2018 at the level of the Company (which is the ultimate holding company of the Group after the Listing) and have modifications thereto based on the existing circumstances; (ii) to recognize contributions made by the grantees; (iii) to encourage and retain the grantees to work with the Group; and (iv) to align the interests of the grantees directly to the Shareholders though ownership of the Shares. Pursuant to the Pre-IPO Share Award Scheme and prior to the Global Offering, a total of ten directors and employees of the Group (each, a “Grantee”) were awarded a total of 56,250 Shares at the date of the grant, which were subsequently subdivided into 56,250,000 Shares representing 11.25% of the enlarged issued share capital of the Company immediately following the completion of the Global Offering and not taking into account of any Shares which may be allotted and issued upon the exercise of any options which may be granted under the Post-IPO Share Option Scheme. All the said awarded Shares were allotted and issued by the Company to the Grantees’ nominee vehicles, namely Galaxy Team Holdings Limited and Glory Eternity Holdings Limited, upon their requests on 21 March 2019. A summary of the Grantees who have been awarded Shares under the Pre-IPO Share Award Scheme is set out below: Name of the Grantee Consideration Number of awarded Shares Percentage of shareholding RMB (Note 1) Directors Ms. WANG Yanbo 1,680,000 11,250,000 2.047% Mr. HUANG Bo 840,000 5,625,000 1.024% Senior Management Mr. WANG Yantao 840,000 5,625,000 1.024% Ms. DU Xiangyan 560,000 3,750,000 0.682% Ms. ZHANG Rong 560,000 3,750,000 0.682% 63

Xinyuan Property Management Service (Cayman) Ltd.

REPORT OF THE DIRECTORS

Name of the Grantee	Consideration RMB	Number of awarded Shares	Percentage of shareholding *(Note 1)*
Other Grantees			
Mr. HUANG Jinfu	280,000	1,875,000	0.341%
Mr. LYU Shaohui	280,000	1,875,000	0.341%
Mr. ZHANG Xiaofei	280,000	1,875,000	0.341%
Mr. AN Guangfu	280,000	1,875,000	0.341%
Mr. ZHANG Lizhou *(Note 2)*	2,800,000	18,750,000	3.412%
Total		56,250,000	10.237%

Notes:

1. These percentages are calculated on the basis of 549,500,000 Shares in issue as at 31 December 2020.

2. Mr. ZHANG Lizhou was appointed as a Director on 13 December 2018 and was redesignated as an executive Director on 19 April 2019. Mr. ZHANG Lizhou resigned as a Director on 30 June 2019 in order to devote more time to other personal businesses. Pursuant to the Pre-IPO Share Award Scheme, the resignation of Mr. ZHANG Lizhou constituted a triggering event for forfeiture of awarded Shares and the Company is entitled to request Mr. ZHANG Lizhou to transfer, or procure his nominee (i.e. Glory Eternity Holdings Limited) to transfer the legal and equitable ownership in all the Shares allotted and issued to him or his nominee vehicle under the Pre-IPO Share Award Scheme (the "**Subject Shares**") to the Company or its nominee. On 14 August 2019, the Company, Xinyuan Real Estate, Ltd., Mr. ZHANG Lizhou and Glory Eternity Holdings Limited entered into an arrangement agreement, pursuant to which (i) Glory Eternity Holdings Limited shall transfer all of the Subject Shares to Xinyuan Real Estate, Ltd. in consideration of the Company's refund of RMB2,800,000 paid by Mr. ZHANG Lizhou pursuant to the Pre-IPO Share Award Scheme; and (ii) Xinyuan Real Estate, Ltd. shall apply a portion of the shareholder's loan it advanced to the Company in the amount of RMB2,800,000 as settlement of the consideration for the Subject Shares. Upon completion of the transfer of the Subject Shares on 20 August 2019, Mr. ZHANG Lizhou ceased to be a shareholder of the Company.

Save for the above, no further Shares had been awarded under the Pre-IPO Share Award Scheme and no further Shares had been awarded thereunder on or after the Listing Date.

The Pre-IPO Share Award Scheme shall commence on the Adoption Date and shall remain valid and effective for a period of three years from the Adoption Date. Notwithstanding the foregoing and without prejudice to any subsisting rights of any Grantee, the Company may at any time terminate the Pre-IPO Share Award Scheme. Each Grantee shall be subject to a service condition that he/she shall continuously serve or work for the Group for the period from the date of grant to 31 December 2021 (both dates inclusive) and the lock-up requirement under the Pre-IPO Share Award Scheme. For further details of the triggering events for forfeiture of awarded Shares and the lock-up requirement, please refer to Appendix V to the prospectus of the Company dated 25 September 2019.

64

2020 Annual Report REPORT OF THE DIRECTORS (b) Post-IPO Share Option Scheme The Post-IPO Share Option Scheme (the “Post-IPO Share Option Scheme”) was adopted by a resolution in writing passed by the Shareholders on 16 September 2019 for the purpose of enabling the Group to grant options to selected participants as incentives or rewards for their contribution to the Group. A summary of the principal terms of the Post-IPO Share Option Scheme is set out below: Participants The Directors may, at their absolute discretion, invite any person belonging to any of the following classes of participants, to take up options to subscribe for Shares: (a) any employee (whether full-time or part-time including any executive director but excluding any non-executive director) of the Company, any of subsidiaries of the Company or any entity (“Invested Entity”) in which any member of the Group holds an equity interest; (b) any non-executive directors (including independent non-executive directors) of the Company, any of subsidiaries of the Company or any Invested Entity; (c) any supplier of goods or services to any member of the Group or any Invested Entity; (d) any customer of any member of the Group or any Invested Entity; (e) any person or entity that provides research, development or other technological support to any member of the Group or any Invested Entity; (f) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; (g) any adviser (professional or otherwise) or consultant to any area of business or business development of any member of the Group or any Invested Entity; (h) any other group or classes of participants who have contributed or may contribute by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and, for the purposes of the Post-IPO Share Option Scheme, the offer for the grant of option may be made to any company wholly owned by one or more persons belonging to any of the above classes of participants. 65

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS Maximum Number of Shares Available for Issue under the Post-IPO Share Option Scheme The maximum number of Shares which may be issued upon the exercise of all options to be granted under the Post-IPO Share Option Scheme and any other share option schemes of the Group is 50,000,000, being no more than 10% of the Shares in issue as at the date of passing of the resolution at the annual general meeting held on 29 May 2020 (the “General Scheme Limit”). The General Scheme Limit may be refreshed at any time by obtaining prior approval of the Shareholders in a general meeting of the Company. However, the refreshed General Scheme Limit cannot exceed 10% of the Shares in issue as at the date of such approval, and for the purpose of calculating the latest refreshed limit, options (including those outstanding, cancelled, lapsed or exercised in accordance with the Post-IPO Share Option Scheme and any other share option schemes of the Group) previously granted under the Post-IPO Share Option Scheme and any other share option schemes of the Group will not be counted. The maximum number of Shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Post-IPO Share Option Scheme and any other share option schemes adopted by the Group must not in aggregate exceed 30% of the share capital of the Company in issue from time to time. As at the date of this annual report, no options had been granted, agreed to be granted, exercised, cancelled or lapsed pursuant to the Post-IPO Share Option Scheme and therefore the total number of Shares which may be issued upon the exercise of all options to be granted under the Post-IPO Share Option Scheme was 50,000,000 Shares, representing 10% of the issued share capital of the Company as at the date of passing of the resolution at the annual general meeting held on 29 May 2020. Limit of Each Participant Unless approved by Shareholders in a general meeting of the Company, the total number of Shares issued and which may fall to be issued upon the exercise of the options granted under the Post-IPO Share Option Scheme and any other share option schemes of the Group (including both exercised or outstanding options) to each grantee in any 12-month period shall not exceed 1% of the issued share capital of the Company for the time being. Time of Acceptance and Exercise of Option Any option may be accepted by a participant within 21 days from the date of the offer of grant of the option. An option may be exercised in accordance with the terms of the Post-IPO Share Option Scheme at any time during a period to be determined and notified by the Directors to each grantee, which period may commence from the date of the offer for the grant of options is made, but shall end in any event not later than 10 years from the date of grant of the option subject to the provisions for early termination thereof 66

2020 Annual Report REPORT OF THE DIRECTORS Unless otherwise determined by the Directors and stated in the offer for the grant of options to a grantee, there is no minimum period required under the Post-IPO Share Option Scheme for the holding of an option before it can be exercised. Performance Targets Unless the Directors otherwise determined and stated in the offer for the grant of options to a grantee, a grantee is not required to achieve any performance targets before any options granted under the Post-IPO Share Option Scheme can be exercised. Subscription Price for the Shares and Consideration for the Option The subscription price for the Shares under the Post-IPO Share Option Scheme shall be a price determined by the Directors, but shall not be less than the highest of (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of the Shares on the date of the offer for the grant, which must be a business day; (ii) the average closing price of Shares as stated in the Stock Exchange’s daily quotations for the five business days immediately preceding the date of the offer for the grant; and (iii) the nominal value of a Share. A nominal consideration of HK$1 is payable on acceptance of the grant of an option. Life of the Post-IPO Share Option Scheme The Post-IPO Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Post-IPO Share Option Scheme is adopted. The terms of the Post-IPO Share Option Scheme are disclosed in the Company’s prospectus dated 25 September 2019. No share options were granted, exercised, expired or lapsed under the Post-IPO Share Option Scheme during the year. The Company did not have any outstanding share options, warrants and convertible instruments into shares as at 31 December 2020 and up to the date of this annual report. 67

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITION IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS As at 31 December 2020, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) to be and were entered in the register required to be kept by the Company pursuant to section 352 of the SFO, or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”), were as follows: (a) The Company Name of Directors and Chief Executives Nature of Interest(1) Number of Shares or underlying Shares Approximate Percentage of Interest in the Company(4) Ms. WANG Yanbo Beneficial owner 11,250,000 2.04% Mr. HUANG Bo Beneficial owner 5,625,000 1.02% Mr. ZHANG Yong Interest of a controlled corporation(2) 15,000,000 2.73% Ms. YANG Yuyan Interest of a controlled corporation(3) 15,000,000 2.73% Notes: 1. All interests stated are long position. 2. Victory Destiny Holdings Limited is wholly-owned by Mr. ZHANG Yong. By virtue of the SFO, Mr. Zhang is therefore deemed to be interested in 15,000,000 Shares held by Victory Destiny Holdings Limited. 3. Grace Hope Holdings Limited is wholly-owned by Ms. YANG Yuyan. By virtue of the SFO, Ms. Yang is therefore deemed to be interested in 15,000,000 Shares held by Grace Hope Holdings Limited. 4. The percentage of shareholding is calculated on the basis of the number of issued Shares as at 31 December 2020 of 549,500,000. 68

2020 Annual Report REPORT OF THE DIRECTORS (b) The Associated Corporation – Xinyuan Real Estate Co., Ltd. Name of Directors and Chief Executives Nature of Interest(1) Number of Shares or underlying Shares Approximate Percentage of Interest in the Associated Corporation(4) Mr. ZHANG Yong Beneficial owner 28,400,000 27.39% Interest of a controlled corporation(2) 1,394,330 Ms. YANG Yuyan Founder of a discretionary trust(3) 28,400,000 26.11% Notes: 1. All interests stated are long position. 2. Universal World Development Co. Ltd. is wholly-owned by Mr. ZHANG Yong. By virtue of the SFO, Mr. Zhang, a nonexecutive Director of the Company, is therefore deemed to be interested in 1,394,330 shares in Xinyuan Real Estate Co., Ltd. held by Universal World Development Co., Ltd. 3. Pursuant to the trust deed dated 24 November 2015 (the “Trust Deed”) entered into by Ms. YANG Yuyan (as settlor) and HSBC International Trustee Limited (as trustee), The Spectacular Stage Trust (the “Trust”) was established as a discretionary trust and the beneficiaries under the Trust include family member(s) of Ms. YANG Yuyan. Pursuant to the terms of the Trust Deed, the Trustee is required to obtain the prior written consent of Ms. YANG Yuyan, as protector, before making any direct or indirect dispositions of any shares in Xinyuan Real Estate Co., Ltd. (the “Common Shares”) that constitute the assets of the Trust and to vote Common Shares held by the Trust and cause any entity owned by the Trust directly or indirectly that holds the Common Shares to vote such shares in accordance with instructions from Ms. YANG Yuyan. Accordingly, pursuant to Section 13(d) of the Securities Exchange Act of 1934 of the United States, as amended, Ms. YANG Yuyan may be deemed to beneficially own all of the Common Shares held by directly or indirectly by the Trust. 4. The percentage of shareholding is calculated on the basis of the number of issued shares of Xinyuan Real Estate Co., Ltd. as at 31 December 2020 of 108,776,498. Save as disclosed above, none of the Directors and chief executives of the Company has any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange. 69

Xinyuan Property Management Service (Cayman) Ltd.
REPORT OF THE DIRECTORS

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as otherwise disclosed in this annual report, no rights to acquire benefits by means of the acquisition of Shares in or debentures of the Company were granted to any Director or their respective spouse or children under 18 years of age, or were such rights exercised by them; or was the Company and any of its subsidiaries a party to any arrangement to enable the Directors, or their respective spouse or children under 18 years of age, to acquire such rights in any other body corporate since the Listing Date.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITION IN SHARES AND UNDERLYING SHARES

As at 31 December 2020, to the best of the Directors' knowledge, the following persons (other than the Directors and chief executives of the Company) had or deemed or taken to have an interests and/or short position in the Shares or the underlying Shares which fall to be disclosed under the provisions of Division 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name	Capacity/Nature of Interest[1]	Number of Shares	Approximate percentage of shareholding
Xinyuan Real Estate, Ltd.[2]	Beneficial owner	300,000,000	54.60%
Xinyuan Real Estate Co., Ltd.[2, 3]	Interest of a controlled corporation	300,000,000	54.60%
Galaxy Team Holdings Limited[4]	Beneficial owner	37,500,000	6.82%
Xingtai Capital Management Limited[5]	Investment manager	72,496,000	13.19%
Xingtai China Master Fund	Beneficial owner	34,000,000	6.19%

Notes:

1. All interests stated are long position.

2. Xinyuan Real Estate, Ltd. is wholly owned by Xinyuan Real Estate Co., Ltd.. By virtue of the SFO, Xinyuan Real Estate Co., Ltd. is therefore deemed to be interested in 300,000,000 Shares which are interested by Xinyuan Real Estate, Ltd.

3. Xinyuan Real Estate Co., Ltd., the shares in which are listed on the New York Stock Exchange (stock code: XIN), is owned as to 27.39% by Mr. ZHANG Yong, 26.11% by Spectacular Stage Limited and 46.5% by public shareholders.

4. Galaxy Team Holdings Limited is owned as to 30%, 15%, 15%, 10%, 10%, 5%, 5%, 5% and 5% by Ms. WANG Yanbo, Mr. HUANG Bo, Mr. WANG Yantao, Ms. DU Xiangyan, Ms. ZHANG Rong, Mr. HUANG Jinfu, Mr. AN Guangfu, Mr. LYU Shaohui and Mr. ZHANG Xiaofei, respectively.

5. Xingtai Capital Management Limited as an investment manager holds 36,320,000 Shares, 24,875,000 Shares and 11,301,000 Shares for Xingtai China Master Fund, Canepa Funds ICAV-XINGTAI CHINA FUND and Milltrust International Investments SPC-Milltrust Xingtai China Fund SP, respectively.

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2020 Annual Report REPORT OF THE DIRECTORS Save as disclosed above, as at 31 December 2020, according to the register kept by the Company under Section 336 of the SFO and so far as was known to the Directors, there was no other person (other than the Directors and chief executives of the Company) who had an interest and/or short position in the Shares or the underlying Shares which fall to be disclosed under the provisions of Division 2 and 3 of Part XV of the SFO. DIRECTOR’S AND CONTROLLING SHAREHOLDER’S INTEREST IN COMPETING BUSINESS As disclosed in the prospectus dated 25 September 2019, each of Xinyuan Real Estate Co., Ltd. and Xinyuan Real Estate, Ltd., the controlling shareholders of the Company, (collectively, the “Covenantors” and each a “Covenantor”) has given non-competition undertakings (the “Non-Competition Undertakings”) in favor of the Company (for itself and as trustee for each of its subsidiaries) on 16 September 2019, pursuant to which each of the Covenantors has, among other matters, irrevocably undertaken to us on a joint and several basis that at any time during the Relevant Period (as defined below), each of the Covenantors shall, and shall procure that their respective close associates and/or companies controlled by them (other than the Group) shall: (i) not, directly or indirectly, be interested or involved or engaged in or acquire or hold any right or interest (in each case whether as a shareholder, partner, agent or otherwise and whether for profit, reward or otherwise) in any business which is or is about to be engaged in any business which competes or is likely to compete directly or indirectly with the business currently and from time to time engaged by the Group (including but not limited to the provision of (i) property management services, (ii) value-added services, (iii) pre-delivery and consulting services, (iv) property marketing services, (v) event planning services and (vi) intelligence engineering services, as described in this prospectus) in the PRC and/or any other country or jurisdiction to which the Group provides such services and/or in which any member of the Group carries on business mentioned above from time to time (the “Restricted Activity”); (ii) not solicit any existing employee of the Group for employment by it or its associates (excluding the Group); (iii) not, without the consent from the Company, make use of any information pertaining to the business of the Group which may have come to its knowledge in its capacity as the controlling shareholder for any purpose of engaging, investing or participating in any Restricted Activity; (iv) if there is any project or new business opportunity that relates to the Restricted Activity, refer such project or new business opportunity to the Group for consideration; (v) not invest or participate in any Restricted Activity; and 71

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS (vi) procure its associates (excluding the Group) not to invest or participate in any project or business opportunity of the Restricted Activity. The above undertakings (i) to (vi) are subject to the exception that any of the close associates of the Covenantors and/or companies controlled by the Covenantors (excluding the Group) are entitled to invest, participate and be engaged in any Restricted Activity or any project or business opportunity, regardless of value, which has been offered or made available to the Group, provided always that information about the principal terms thereof has been disclosed to the Company and the Directors, and the Company shall have, after review and approval by a board committee which consists of the Directors (including the independent non-executive Directors) who do not have any directorship in Xinyuan Real Estate Co., Ltd. and do not have an interest in such project or business opportunity, confirmed its rejection to be involved or engaged, or to participate, in the relevant Restricted Activity and provided also that the principal terms on which that relevant close associate of the Covenantor(s) or company controlled by the Covenantor(s) invests, participates or engages in the Restricted Activity are substantially the same as or not more favorable than those disclosed to the Company. Subject to the above, if the relevant close associate of the Covenantor(s) or company controlled by the Covenantor(s) decides to be involved, engaged, or participate in the relevant Restricted Activity, whether directly or indirectly, the terms of such involvement, engagement or participation must be disclosed to the Company and the Directors as soon as practicable. For the above purpose, the “Relevant Period” means the period commencing from the Listing Date and shall expire on the earlier of the dates below: (a) the date on which the Covenantors and their close associates (individually or taken as a whole) ceases to own 30% of the then issued share capital of the Company (whether directly or indirectly) or cease to be considered as the controlling shareholders of the Company for the purpose of the Listing Rules and do not have power to control the majority of the Board; and (b) the date on which the Shares cease to be listed on the Stock Exchange. The controlling shareholders of the Company confirmed that they have complied with the Deed of Non- Competition for the year ended 31 December 2020. No new business opportunity was informed by the controlling shareholders as at 31 December 2020. The independent non-executive Directors of the Company (except Mr. Li Yifan) who do not have any directorship in Xinyuan Real Estate Co., Ltd. have conducted a review for the year ended 31 December 2020 and also reviewed the relevant undertakings and are satisfied that the Deed of Non-Competition has been fully complied. Save as disclosed above, none of the Directors held any interests in any business that compete directly against the Company or any of its jointly controlled entities and subsidiaries during the year ended 31 December 2020. 72

2020 Annual Report REPORT OF THE DIRECTORS CONNECTED TRANSACTIONS Details of the connected transactions or continuing connected transactions of the Company during the year ended 31 December 2020 are as follows: (A) Continuing Connected Transactions Fully Exempt from the Reporting, Annual Review, Announcement and Independent Shareholders’ Approval Requirements 1. Trademark Licensing Agreement On 16 September 2019, a trademark licensing agreement (the “Trademark Licensing Agreement”) was entered into between the Company on one hand and Henan Xinyuan Property Services Co., Ltd. (“Henan Xinyuan”) and Beijing Aijieli Technology Development Co., Ltd. (“Beijing Aijieli”) (collectively the “Licensors”) on other hand, pursuant to which the Licensors agreed to irrevocably and unconditionally grant the Company a non-transferable license to use certain trademarks registered in the names of the Licensors in the PRC for a perpetual term commencing from the date of the Trademark Licensing Agreement on a royaltyfree basis. The Trademark Licensing Agreement is not unilaterally terminable by the Licensors. The Company has been using the abovementioned licensed trademarks in the business of the Group over the years in relation to the services rendered by the Group and for the related marketing and promotion activities on a royalty-free basis. The Directors believe that the entering into of the Trademark Licensing Agreement with a term of more than three years can ensure the stability of the Group’s operations, and is beneficial to the Company and the Shareholders as a whole. Henan Xinyuan and Beijing Aijieli, as the registered proprietors of the licensed trademarks, are an indirect wholly-owned subsidiary of Xinyuan Real Estate Co., Ltd., the controlling shareholder of the Company, and an indirect non wholly-owned subsidiary of Xinyuan Real Estate Co., Ltd. respectively, and therefore each of them is a connected person of the Company under the Listing Rules. Accordingly, the transactions under the Trademark Licensing Agreement will constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As the right to use the licensed trademarks is granted to the Company on a royalty-free basis, the transactions under the Trademark Licensing Agreement will be within the de minimis threshold provided under Rule 14A.76 of the Listing Rules and will be exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. 73

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS 2. Software Licensing Agreement On 16 September 2019, a software licensing agreement (the “Software Licensing Agreement”) was entered into between the Company and Beijing Juzhouyun Technology Co., Ltd. (“Beijing Juzhouyun”), pursuant to which Beijing Juzhouyun agreed to irrevocably and unconditionally authorise the Company to use certain software registered in the name of Beijing Juzhouyun in the PRC (the “Software”) for a term commencing from the Listing Date until 31 December 2021 on a royalty-free basis. Details of the Software are set forth as follows: No. Software Copyright Registered Owner Registration No. Place of Registration Date of Registration 1. Juzhouyun office administration system V1.0 (V1.0) Beijing Juzhouyun 2017SR605437 PRC 25 May 2017 2. Xinyijia intelligent community platform V1.0 (V1.0) Beijing Juzhouyun 2018SR1067050 PRC 15 November 2018 The Software Licensing Agreement is not unilaterally terminable by Beijing Juzhouyun and the Company is entitled to, subject to compliance with the PRC laws and the Listing Rules, renew the Software Licensing Agreement for successive periods of three years under the same conditions upon the expiry thereof. Beijing Juzhouyun, as the registered proprietor of the Software, is an indirect non-wholly owned subsidiary of Xinyuan Real Estate Co., Ltd. and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions under the Software Licensing Agreement will constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As the right to use the Software is granted to us on a royalty-free basis, the transactions under the Software Licensing Agreement will be within the de minimis threshold provided under Rule 14A.76 of the Listing Rules and will be exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. 74

2020 Annual Report REPORT OF THE DIRECTORS 3. Property Lease Framework Agreement On 16 September 2019, the Company (for itself and on behalf of its subsidiaries and associates) (as tenant, the “Tenant”) entered into a property lease framework agreement (the “Property Lease Framework Agreement”) with Xinyuan (China) Real Estate, Ltd. (“Xinyuan (China)”) (for itself and on behalf of its subsidiaries and associates) (as landlord, the “Landlord”), pursuant to which the Tenant will lease from the Landlord’s property(ies) for office use. The Property Lease Framework Agreement has a term commencing from the Listing Date until 31 December 2021. Separate lease agreement(s) entered into between the relevant subsidiaries or associated companies of both parties setting out the specific terms and conditions will be subject to the principles provided in the Property Lease Framework Agreement. The rent payable by the Group in relation to the properties leased from Xinyuan (China) and/ or its subsidiaries/associates for office use under the Property Lease Framework Agreement will be determined on arm’s length basis, with reference to the prevailing market rent of similar properties located in similar areas and should not be less favourable than that offered by independent third parties. The Directors estimated that the maximum annual fee payable by the Group under the Property Lease Framework Agreement for each of the three years ending 31 December 2021 will not exceed RMB248,000, RMB310,000 and RMB387,000, respectively. Xinyuan (China) is an indirect wholly-owned subsidiary of Xinyuan Real Estate Co., Ltd., the controlling shareholder of the Company, and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions under the Property Lease Framework Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As each of the applicable percentage ratios under the Listing Rules in respect of the annual caps in relation to the Property Lease Framework Agreement is less than 0.1%, the transactions under the Property Lease Framework Agreement exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. For the year ended 31 December 2020, the total rent paid to Xinyuan (China) or its subsidiary/ associate by the Group under the Property Lease Framework Agreement was RMB190,000 which did not exceed the cap of RMB310,000. 75

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS (B) Continuing Connected Transactions Subject to the Reporting, Annual Review, Announcement and Independent Shareholders’ Approval Requirements 1. Property Management Services Framework Agreement On 16 September 2019, the Company (for itself and on behalf of its subsidiaries and associates entered into a property management services framework agreement (the “Property Management Services Framework Agreement”) with Xinyuan Real Estate Co., Ltd. (for itself and on behalf of its subsidiaries and associates), pursuant to which the Group and/or its associates agreed to provide to Xinyuan Real Estate Co., Ltd. and its subsidiaries (collectively “Xinyuan Real Estate Group”) and/or its associates property management services in respect of the unsold property units after the agreed delivery date set out on the property purchase contract for projects developed by Xinyuan Real Estate Group excluding the Group (the “Remaining Xinyuan Real Estate Group”) and managed by the Group (the “XRE Property Management Services”), for a term commencing from the Listing Date until 31 December 2021. The fees to be charged for the XRE Property Management Services shall be determined based on the regulations promulgated by the PRC government and after arm’s length negotiations taking into account the location of the project, the anticipated operational costs (including labour costs, material costs and administrative costs) with reference to the fees for similar services and similar type of projects in the market. The Directors estimated that the maximum annual fee payable by the Remaining Xinyuan Real Estate Group and/or its associates in relation to the XRE Property Management Services to be provided by the Group under the Property Management Services Framework Agreement (the “XRE Property Management Services Annual Cap”) for each of the three years ending 31 December 2021 will not exceed RMB17,265,000, RMB22,962,000 (the “XRE Property Management Services 2020 Annual Cap”) and RMB30,081,000, respectively. Xinyuan Real Estate Co., Ltd. is one of the controlling shareholders of the Company and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions under the Property Management Services Framework Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of the XRE Property Management Services Annual Caps are, on an annual basis, more than 5% and such proposed aggregate annual caps are more than HK$10 million, the transactions under the Property Management Services Framework Agreement constitute continuing connected transactions for the Company which are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. 76

2020 Annual Report REPORT OF THE DIRECTORS For the year ended 31 December 2020, the total amounts paid to the Group by the Remaining Xinyuan Real Estate Group and/or its associates under the Property Management Services Framework Agreement was RMB25,400,000 which exceeded the cap of RMB22,962,000. The XRE Property Management Services 2020 Annual Cap was exceeded by RMB2,438,000 due to payment of XRE Property Management Services fees by the Remaining Xinyuan Real Estate Group in the amount of RMB4,429,200. At the end of 2020, due to unforeseeable adjusted business arrangement, the Remaining Xinyuan Real Estate Group agreed with the owners of certain property units a periodic reduction and exemption of property management fees and parking fees (the “Owners’ Fees”). In response to the said commitment made by the Remaining Xinyuan Real Estate Group, the Company agreed that the total amount of reduction and exemption of the Owners’ Fees was RMB4,429,200. Based on such arrangement, the Owners’ Fees payable by the owners of the said property units, who are independent third parties of the Company, were borne and paid by the Remaining Xinyuan Real Estate Group instead and regarded as part of the XRE Property Management Services fees, resulting in the exceeding of the XRE Property Management Services 2020 Annual Cap. Since neither Xinyuan Real Estate Co., Ltd. nor the Company could foresee such unscheduled change of payment arrangement, when making estimation of the annual caps for the XRE Property Management Services, the Company did not take into account such unpredictable circumstances nor provide any buffer amount therefor in arriving at the XRE Property Management Services Annual Caps. The Company failed to timely comply with the reporting, annual review, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules before the XRE Property Management Services 2020 Annual Cap was exceeded. The Company will make announcement(s) in relation to details of this matter and despatch circular and convene general meeting to seek ratification, confirmation and from the independent Shareholders’ approval for this matter as soon as possible. 77

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS 2. Pre-delivery and Consulting Services Framework Agreement On 16 September 2019, the Company (for itself and on behalf of its subsidiaries and associates) entered into a pre-delivery and consulting services framework agreement (the “Pre-delivery and Consulting Services Framework Agreement”) with Xinyuan Real Estate Co., Ltd. (for itself and on behalf of its subsidiaries and associates), pursuant to which the Group agreed to provide to the Remaining Xinyuan Real Estate Group and/or its associates pre-delivery and consulting services, including but not limited to sales assistance services, early involvement services, referral and management services for unsold properties and repair and intelligent engineering services (collectively the “XRE Pre-delivery and Consulting Services”), for a term commencing from the Listing Date until 31 December 2021. The Directors estimated that the maximum annual fee payable by the Remaining Xinyuan Real Estate Group and/or its associates in relation to the XRE Pre-delivery and Consulting Services to be provided by the Group under the Pre-delivery and Consulting Services Framework Agreement for each of the three years ending 31 December 2021 will not exceed RMB82,573,000, RMB111,194,000 and RMB156,080,000, respectively. Xinyuan Real Estate Co., Ltd. is one of the controlling shareholders of the Company and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions under Pre-delivery and Consulting Services Framework Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As all applicable percentage ratios (other than the profits ratio) in respect of the proposed aggregate annual caps contemplated under the Pre-delivery and Consulting Services Framework Agreement are, on an annual basis, more than 5% and such proposed aggregate annual caps are more than HK$10 million, the transactions under the Pre-delivery and Consulting Services Framework Agreement constitute continuing connected transactions for the Company which are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. For the year ended 31 December 2020, the total amounts paid to the Group by the Remaining Xinyuan Real Estate Group and/or its associates under the Pre-delivery and Consulting Services Framework Agreement was RMB107,559,000 which did not exceed the cap of RMB111,194,000. 78

2020 Annual Report REPORT OF THE DIRECTORS 3. Value-added Services Framework Agreement On 16 September 2019, the Company (for itself and on behalf of its subsidiaries and associates) entered into a value-added services framework agreement (the “Value-added Services Framework Agreement”) with Xinyuan Real Estate Co., Ltd. (for itself and on behalf of its subsidiaries and associates), pursuant to which the Group and/or its associates agreed to provide to the Remaining Xinyuan Real Estate Group and/or its associates value-added services, including but not limited to the provision of on-site cleaning, operations and other related services at the pre-delivery stage and the delivery events for the property development projects, utility fee collection service, “400 CS Center” service and other value-added services (collectively the “XRE Value-added Services”), for a term commencing from the Listing Date until 31 December 2021. The fees to be charged for the XRE Value-added Services shall be determined after arm’s length negotiations taking into account the location of the project, the anticipated operational costs (including labour costs, material costs and administrative costs) with reference to the fees for similar services and similar type of projects in the market. The Directors estimated that the maximum annual fee payable by the Remaining Xinyuan Real Estate Group and/or its associates in relation to the XRE Value-added Services to be provided by the Group under the Value-added Services Framework Agreement for each of the three years ending 31 December 2021 will not exceed RMB21,978,000, RMB29,385,000 and RMB41,140,000, respectively. Xinyuan Real Estate Co., Ltd. is one of the controlling shareholders of the Company and therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions under the Value-added Services Framework Agreement constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of the proposed aggregate annual caps contemplated under the Value-added Services Framework Agreement are, on an annual basis, more than 5% and such proposed aggregate annual caps are more than HK$10 million, the transactions under the Value-added Services Framework Agreement constitute continuing connected transactions for the Company which are subject to the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. For the year ended 31 December 2020, the total amounts paid to the Group by the Remaining Xinyuan Real Estate Group and/or its associates under Value-added Services Framework Agreement was RMB13,217,000 which did not exceed the cap of RMB29,385,000. 79

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS In respect of these continuing connected transactions, pursuant to Rule 14A.105 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, waivers exempting us from strict compliance with the announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the continuing connected transactions as disclosed in “(B) Continuing Connected Transactions Subject to the Reporting, Annual Review, Announcement, and Independent Shareholders’ Approval Requirements” in this section, subject to, among others, the condition that the aggregate amounts of the continuing connected transactions for each financial year shall not exceed the relevant amounts set forth in the respective annual caps (as stated above).In respect of the Trademark Licensing Agreement, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirement to set a term not exceeding three years under Rule 14A.52 of the Listing Rules. Pursuant to 14A.55 of the Listing Rules, the above continuing connected transactions have been reviewed by the independent non-executive Directors of the Company, who confirmed that these continuing connected transactions were entered into: (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; and (iii) in accordance with the relevant agreements governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole, except that the XRE Property Management Services 2020 Annual Cap was exceeded by RMB2,438,000. In accordance with Rule 14A.56 of the Listing Rules, the Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagement 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hog Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued a letter containing the findings and conclusions in respect of the continuing connected transactions disclosed by the Group on pages 73 to 80 of this annual report as below: (1) nothing has come to its attention that causes it to believe that the disclosed continuing connected transactions have not been approved by the Board. (2) for transactions involving the provision of goods or services by the Group, nothing has come to its attention that causes it to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group. 80

2020 Annual Report REPORT OF THE DIRECTORS (3) nothing has come to its attention that causes him to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions. (4) except for the transaction amount of property management service fee income has exceeded the cap amount, nothing has come to its attention that have exceeded the relevant cap amounts disclosed in the Prospectus and the relevant announcements of the Company, where applicable, for the financial year ended 31 December 2020. (C) Connected Transaction On 17 September 2020, the Company (for its own and on behalf of its subsidiaries and associates) entered into a car parking space exclusive sales cooperation agreement (the “Car Parking Space Exclusive Sales Cooperation Agreement”) with Xinyuan Real Estate Co., Ltd. (for its own and on behalf of its subsidiaries and associates, excluding the Group) (“Xinyuan Real Estate Group”), pursuant to which Xinyuan Real Estate Group agreed to designate the Group as the exclusive sales partner of a total of 4,066 designated car parking spaces (the “Designated Car Parking Spaces”) during the cooperation period (the “Cooperation Period”) and grant the exclusive sales right (the “Exclusive Sales Right”) to the Group for the implementation of the arrangement under the exclusive sales cooperation. Pursuant to the Car Parking Space Exclusive Sales Cooperation Agreement, the Group shall pay Xinyuan Real Estate Group a refundable earnest money of RMB206,783,200 in instalments as the deposit for being such exclusive sales partner and holding the Exclusive Sales Right. Regarding the sales of the Designated Car Parking Spaces, Xinyuan Real Estate Group and the Group agreed to adopt a sales cooperation model involving reserve prices, pursuant to which Xinyuan Real Estate Group shall, at the request of the Group, transfer any number of the Designated Car Parking Space(s) to any independent third party buyer(s) designated by the Group at the agreed reserve price of such Designated Car Parking Space(s) (and such price shall not be higher than the valuation of the relevant Designated Car Parking Space(s) provided by the independent valuer). Under such model, for each sale and purchase of a Designated Car Parking Space, Xinyuan Real Estate Group shall enter into a transfer agreement with the relevant buyer; while such buyer shall also separately enter into a service agreement with the Group, pursuant to which the Group shall directly charge such buyer the service fees in respect to the services provided during the sale and purchase of the Designated Car Parking Space (the “Co-Sales Value-Added Service Fees”). The Group may determine the basis for charging and the amount of the Co-Sales Value-Added Service Fees based on prevailing market conditions. The Co-Sales Value-Added Service Fees shall belong to the Group entirely. The Group will act on its own benefits to carry out the Exclusive Sales Cooperation and not as an agent of Xinyuan Real Estate Group. Pursuant to the arrangement under the Exclusive Sales Cooperation, the Group will not provide any services or charge any relevant service fees to Xinyuan Real Estate Group. 81

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS During the Cooperation Period, Xinyuan Real Estate Group shall not enter into any arrangement or agreement involving the sale or disposal of the Designated Car Parking Spaces with any third party without the prior written consent of the Group. As at the date of Car Parking Space Exclusive Sales Cooperation Agreement, Xinyuan Real Estate Co., Ltd. is indirectly interested in 54.59% of the issued Shares in the Company, and is the controlling shareholder of the Company. Therefore, Xinyuan Real Estate Co., Ltd. and its associates are connected persons of the Company. Details of the Car Parking Space Exclusive Sales Cooperation Agreement is set out in the announcement of the Company dated 17 September 2020 and the circular of the Company dated 30 October 2020. RELATED PARTY TRANSACTIONS Details of the related party transactions of the Group for the year ended 31 December 2020 are set out in note 29 to the financial statements contained herein. Except for pre-delivery and consulting service fee income of RMB2,404,000 from associates of the Group, the related party transactions disclosed under the heading “Material transactions with related parties” under note 29(b) to the financial statements contained herein fall under the definition of “continuing connected transaction” under Chapter 14A of the Listing Rules and are disclosed under the section headed “Connected Transactions”. The Company is currently conducting an assessment as to whether the disclosures made under the heading “Material related party fund transfers during the year ended 31 December 2020” under note 29(c) and under the heading “Events after the reporting period” under note 33 to the financial statements contained herein fall under the definition of “connected transactions” under Chapter 14A of the Listing Rules, and will make announcements and further arrangements as soon as possible. Save as disclosed above, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. 82

2020 Annual Report REPORT OF THE DIRECTORS UPDATE ON DIRECTORS’ INFORMATION The change in Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules is set out below: Mr. LI Yifan, independent non-executive Director of the Company, was appointed as independent nonexecutive director of Everest Medicines Limited (stock code: 1952) on 25 September 2020. CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES Save as disclosed in this annual report, the Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules. RETIREMENT BENEFIT SCHEME The employees of the Company’s subsidiaries established in the PRC are members of a state-managed retirement scheme operated by the PRC government. No forfeited contribution under this scheme is available to reduce the contribution payable in future years. MANAGEMENT CONTRACTS There is no contracts relating to the management and/or administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year. SUFFICIENCY OF PUBLIC FLOAT Based on the information that is publicly available to the Company and to the knowledge of the Directors at the date of this report there was a sufficient prescribed public float of the issued shares of the Company under the Listing Rules. PRE-EMPTIVE RIGHTS There are no provisions for pre-emptive rights under the Articles of Association of the Company or the Companies Laws, which would oblige the Company to offer new shares on a pro-rata basis to the existing Shareholders. 83

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS TAX RELIEF AND EXEMPTION The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company’s securities. CHARITABLE DONATIONS During the year ended 31 December 2020, no charitable and other donations was made by the Group. CORPORATE GOVERNANCE The Company is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Company is set out in the Corporate Governance Report on pages 40 to 55 of this annual report. AUDIT COMMITTEE The audit committee has communicated with the management and external auditor and reviewed the accounting principles and policies adopted by the Group and the Company’s consolidated financial statements for the year ended 31 December 2020. CODE OF CONDUCT REGARDING DIRECTORS’ SECURITIES TRANSACTIONS The Company has adopted a code of conduct regarding Directors’ securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) set out in Appendix 10 to the Listing Rules. Specific enquiries have been made of all Directors and all Directors have confirmed that they have complied with the Model Code for the year ended 31 December 2020. 84

2020 Annual Report REPORT OF THE DIRECTORS EVENTS AFTER THE REPORTING PERIOD (i) The Group transferred cash of HK$120 million to the Ultimate Holding Company on 12 January 2021. On 29 June 2021, South Glory International Limited, a subsidiary of the Ultimate Holding Company, repaid HK$120 million to the Group on behalf of the Ultimate Holding Company. On 29 June 2021, the Group transferred cash of RMB100 million to Xinyuan China as partial earnest money pursuant to an exclusive car park sales co-operation agreement dated 17 September 2020 entered into between the Company and the Ultimate Holding Company, which was approved by the Company’s independent shareholder meeting on 19 November 2020. In addition, since 1 January 2021 the Group transferred cash aggregating to RMB62.08 million to various subsidiaries of the Ultimate Holding Company as additional earnest money pursuant to the above exclusive sales cooperation agreement. (ii) The Group has transferred cash of RMB55 million to Qingning Apartment on 4 January 2021, and then on the same day Qingning Apartment remitted RMB55 million to Xinyuan China. The Group has transferred cash of RMB30 million to Qingning Apartment on 15 January 2021, and then on the same day Qingning Apartment transferred cash of RMB30 million to Henan Xinyuan Guangsheng. On 19 April 2021, Xinyuan China partially repaid RMB35 million to Qingning Apartment, and Qingning Apartment partially repaid RMB35 million to the Group. Hence Qingning Apartment owed RMB50 million to the Group, and Xinyuan China and Henan Xinyuan Guangsheng owed RMB20 million and RMB30 million to Qingning Apartment respectively. On 25 March 2021, Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB50 million to the Group. On 29 March 2021, Xingyang Xinyuan transferred Xingyang Xinyuan’s receivable from the Group of RMB50 million to Qingning Apartment, and hence the Group has a payable of RMB50 million to Qingning Apartment. Xingyang Xinyuan confirmed that such transfer of receivable to Qingning Apartment was for the settlement of the payables of Xinyuan China and Henan Xinyuan Guangsheng to Qingning Apartment of RMB20 million and RMB30 million, respectively. Hence, Qingning Apartment’s receivable from Xinyuan China and Henan Xinyuan Guangsheng of RMB20 million and RMB30 million, respectively, were settled. Subsequently the Group agreed with Qingning Apartment for the offset of the Group’s receivable from Qingning Apartment of RMB50 million against the Group’s payable to Qingning Apartment of RMB50 million. Hence the Group’s receivable from and payable to Qingning Apartment of the same amount of RMB50 million were settled. 85

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS (iii) On 21 January 2021, the Group transferred cash of RMB10.77 million to Henan Xinyuan Guangsheng as additional prepayment for the purchase of various car parks of International New City project for an aggregate consideration of RMB19.3 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. (iv) On 31 January 2021, the Group prepaid RMB1.83 million to Zhengzhou Xinnan Real Estate Co., Ltd. (“Zhengzhou Xinnan”, a subsidiary of the Ultimate Holding Company) for the purchase of various car parks of International New City project for a consideration of RMB39.35 million by offsetting against the Group’s property management fee receivable from Zhengzhou Xinnan. Such purchase was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. (v) In January 2021, the Group transferred cash in aggregate of RMB4.32 million to Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”, a subsidiary of the Ultimate Holding Company) as certain prepayment for the purpose of providing sales referral services to Mingyuan Landscape in respect of various car parks of Jinan International City Garden project which Mingyuan Landscape purchased from another subsidiary of the Ultimate Holding Company at a consideration of RMB11.9 million. The Group earned service fees based on the price differentials between the purchase price of Mingyuan Landscape and the relevant selling prices upon the sales of such car parks to the project property owners. (vi) Henan Xinyuan Real Estate transferred cash in aggregate of RMB41.06 million to the Group on 24 February 2021 and on the same day the Group transferred cash of RMB27.55 million and RMB13.51 million to Zhengzhou Xinnan and Henan Xinyuan Guangsheng, respectively. Henan Xinyuan Real Estate confirmed to the Group that the above fund transfers by the Group to Zhengzhou Xinnan and Henan Xinyuan Guangsheng respectively were conducted by the Group on behalf of Henan Xinyuan Real Estate at Henan Xinyuan Real Estate’s instruction. Hence no receivable from Zhengzhou Xinnan and Henan Xinyuan Guangsheng by the Group, and no payable to Henan Xinyuan by the Group shall arose from the above cash transfers. 86

2020 Annual Report REPORT OF THE DIRECTORS (vii) In February 2021, the Group transferred cash of RMB5 million to Changsha Xinyuan Wanzhuo Real Estate Co, Ltd (“Xinyuan Wanzhuo”) as partial prepayment for the purchase of various car parks of Changsha Xinyuan Splendid project at a consideration of RMB8.76 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. (viii) On 25 January 2021, Xinyuan Science and Technology Service Group Co., Ltd. (“Xinyuan Science”) (an indirect wholly-owned subsidiary of the Company), Beijing I-Journey Science and Technology Development Co., Ltd.* () (“Beijing I-Journey”), Beijing Ruizhuo Chaoyun Technology Group Co. Ltd.* (), Ms. Leung Lai Shan and Beijing Future Xinzhihui Technology Development Centre (Limited Partnership)* (()) (collectively, the “Parties”) entered into the capital injection agreement (the “Capital Injection Agreement”), pursuant to which, Xinyuan Science has agreed to inject capital in the sum of approximately RMB30,000,000 (equivalent to approximately HK$36,000,000) into Beijing I-Journey, of which RMB10,000,000 (equivalent to approximately HK$12,000,000) will be included in the registered capital of Beijing I-Journey and the remaining RMB20,000,000 (equivalent to approximately HK$24,000,000) will be included in the capital reserve () of Beijing I-Journey (the “Capital Injection”). Upon completion of the Capital Injection, the Company will indirectly hold 20% of the equity interest in Beijing I-Journey and Beijing I-Journey will not become a subsidiary of the Company. On 8 March 2021, the Parties mutually agreed not to proceed with the Capital Injection and entered into a termination agreement (the “Termination Agreement”) to terminate the Capital Injection Agreement. With effect from the date of the Termination Agreement, all rights and obligations under the Capital Injection Agreement shall cease to have effect, and neither Party shall make any claims against the other Parties for fees or breaches in connection with the Capital Injection Agreement. Please refer to the announcements of the Company dated 25 January 2021 and 8 March 2021 for further details. 87

Xinyuan Property Management Service (Cayman) Ltd. REPORT OF THE DIRECTORS (ix) On 25 January 2021, the Company entered into the placing and subscription agreement with Xinyuan Real Estate, Ltd. (the “Vendor”) and Guotai Junan Securities (Hong Kong) Limited (the “2021 Placing Agent”), pursuant to which (i) the Vendor agreed to appoint the 2021 Placing Agent, and the 2021 Placing Agent agreed to act as an agent of the Vendor to procure not less than six (6) placees (the “2021 Placees”), on a best effort basis, to purchase up to 18,000,000 shares of the Company (the “Placing Shares”) at the price of HK$2.10 per 2021 Placing Share (the “2021 Placing”); and (ii) the Vendor agreed to subscribe for, and the Company agreed to allot and issue to the Vendor, up to 18,000,000 new shares of the Company (the “Subscription Shares”) at the price of HK$2.06 per Subscription Share (the “Subscription”). Completion of the 2021 Placing took place on 27 January 2021 and completion of the Subscription took place on 8 February 2021. A total of 18,000,000 Placing Shares have been successfully placed by the 2021 Placing Agent to the 2021 Placees. A total of 18,000,000 Subscription Shares had been allotted and issued to the Vendor pursuant to the general mandate granted to the Directors at the Company’s annual general meeting held on 29 May 2020. The gross proceeds from the Subscription are approximately HK$37,800,000 and the net proceeds from the Subscription are approximately HK$37,160,000 after deducting the 2021 Placing Agent’s commission, other related fees, costs and expenses in relation to the Placing and the Subscription. The Company intends to use the net proceeds from the Subscription in the following manner: (i) approximately 75% for strategic investment in businesses or targets that are related to property management services; and (ii) approximately 25% for general working capital of the Group. Please refer to the announcements of the Company dated 25 January 2021 and 8 February 2021 for further details of the 2021 Placing and the Subscription. (x) On 13 August 2021, Xinyuan Science (an indirect wholly-owned subsidiary of the Company) entered into a loan agreement (the “Loan Agreement”) with Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan Real Estate”, an indirect wholly-owned subsidiary of the Ultimate Holding Company (one of the controlling shareholders of the Company)), pursuant to which Xinyuan Science agreed to provide a loan up to RMB48 million (the “Loan”) to Henan Xinyuan Real Estate, and Xinyuan (China) Real Estate, Ltd. (an indirect wholly-owned subsidiary of Xinyuan Real Estate Holdings) agreed to provide an irrevocable and unconditional guarantee for the Loan. Interest shall be accrued on the outstanding principal of the Loan at the rate of 8% per annum starting from 17 August 2021, being the date on which Xinyuan Science made a one-time disbursement to Henan Xinyuan Real Estate (the “Disbursement Date”). Henan Xinyuan Real Estate shall pay to Xinyuan Science the entire amount of outstanding interest incurred from the Loan on the interest payment date of each quarter. Unless otherwise agreed between the parties, the Loan and the accrued interest thereon shall be repaid in full on the second anniversary from the Disbursement Date (i.e. 16 August 2023). As Henan Xinyuan Real Estate is the indirect wholly-owned subsidiary of Xinyuan Real Estate Holdings, Henan Xinyuan Real Estate is a connected person of the Company, and thus the Loan Agreement constitutes a connected transaction of the Company pursuant to Chapter 14A of the Listing Rules. Please refer to the Company’s announcement dated 13 August 2021 for details. 88

2020 Annual Report REPORT OF THE DIRECTORS AUDITOR Ernst & Young has been appointed as auditor of the Company for the year ended 31 December 2020. Ernst & Young shall retire in the AGM and, being eligible, will offer themselves for re-appointment. A resolution for the re-appointment of Ernst & Young as independent auditor of the Company will be proposed at the AGM. On behalf of the Board ZHANG Yong Chairman Hong Kong, 31 August 2021 * For identification purposes only 89

Xinyuan Property Management Service (Cayman) Ltd. INDEPENDENT AUDITOR’S REPORT Ernst & Young 27/F, One Taikoo Place 979 King’s Road Quarry Bay, Hong Kong 979 27 Tel : +852 2846 9888 Fax : +852 2868 4432 ey.com To the shareholders of Xinyuan Property Management Service (Cayman) Ltd. (Incorporated in Cayman Islands with limited liability) OPINION We have audited the consolidated financial statements of Xinyuan Property Management Service (Cayman) Ltd. (the “Company”) and its subsidiaries (the “Group”) set out on pages 96 to 187, which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. 90

2020 Annual Report INDEPENDENT AUDITOR’S REPORT KEY AUDIT MATTERS (CONTINUED) We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements. Key audit matter Fund transfers with related parties During the year ended 31 December 2020, there were various fund transfers to certain related parties by the Group as disclosed in the consolidated financial statements. Given the magnitude of fund transfers to related parties during the year ended 31 December 2020, we consider the identification and disclosure of fund transfers with related parties a key audit matter. The disclosures about fund transfers with related parties are included in Note 2.4 and Note 29(c) to the consolidated financial statements. How our audit addressed the key audit matter We have performed the following procedures to address this key audit matter: (i) Checked the completeness of bank accounts of the Group entities by cross matching the bank accounts maintained in the ledgers of such entities with the respective lists of bank accounts of such entities obtained by us directly from banks; (ii) Checked the completeness of recorded cash transactions by cross matching of material fund transfers in the Group’s ledgers with bank statements obtained by us directly from banks or internet banking systems; (iii) Checked the completeness of material related party fund transfers disclosed in the financial statements from the Group’s ledgers and bank statements; and (iv) Checked the completeness of disclosure of borrowings used to provide financings to related parties and guarantees provided by the Group for financings of related parties, by reviewing credit reports of the Group entities obtained by us directly from banks or internet banking systems. 91

Xinyuan Property Management Service (Cayman) Ltd. INDEPENDENT AUDITOR’S REPORT KEY AUDIT MATTERS (CONTINUED) Key audit matter Impairment of trade receivables As at 31 December 2020, gross trade receivables amounted to RMB248,340,000, which represented approximately 20% of the total assets of the Group. Management has assessed the expected credit losses of the trade receivables and loss allowance of RMB13,671,000 was made against the trade receivables as at 31 December 2020. Management assessed the expected credit losses of trade receivables based on assumptions about risk of default and expected credit loss rates. The Group used judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s historical credit loss experience, ageing profile of the receivables, existing market conditions as well as forward-looking estimates at the end of each reporting period. Given the magnitude of the balance of trade receivables and that the assessment of the expected credit losses of trade receivables involved significant judgments and estimates made by management, we consider the assessment of the expected credit losses of trade receivables a key audit matter. The disclosures about impairment of trade receivables are included in note 2.4, note 3 and note 18 to the consolidated financial statements. How our audit addressed the key audit matter We have performed the following procedures to address this key audit matter: (i) Understood, evaluated and tested management’s key controls in relation to the assessment of the expected credit losses of trade receivables; (ii) Assessed the appropriateness of the credit loss provisioning methodology adopted by management; (iii) Assessed the reasonableness of the estimated credit loss rates by considering historical cash collection performance and movements of the ageing of trade receivables, and taking into account the market conditions; (iv) Tested, on a sample basis, the accuracy of ageing analysis of trade receivables prepared by management; and (v) Checked the mathematical accuracy of the calculation of the provision for loss allowance. 92

2020 Annual Report INDEPENDENT AUDITOR’S REPORT OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so. The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process. AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. 93

Xinyuan Property Management Service (Cayman) Ltd. INDEPENDENT AUDITOR’S REPORT AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. 94

2020 Annual Report INDEPENDENT AUDITOR’S REPORT AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or related safeguards applied. From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Yim Chi Hung Henry. Ernst & Young Certified Public Accountants Hong Kong 31 August 2021 95

Xinyuan Property Management Service (Cayman) Ltd. CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME Year ended 31 December 2020 2020 2019 No tes RMB’000 RMB’000 REVENUE 5 653,702 533,954 Cost of sales 7 (396,030) (332,165) Gross profit 257,672 201,789 Other income and gains 6 11,990 5,907 Administrative expenses (56,593) (68,640) Impairment losses on financial and contract assets 7 (7,532) (3,373) Finance costs (123) – Other expenses (8,196) (1,105) Impairment of investment in a joint venture 16 (2,949) (2,995) Share of losses of: A joint venture 16 (1,922) (4,350) Asso ciates 1 7 (28) – PROFIT BEFORE TAX 7 192,319 127,233 Income tax expense 10 (60,464) (45,308) PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR 131,855 81,925 Attributable to: Owners of the parent 131,152 81,319 Non -controlling interests 703 606 131,855 81,925 RMB cents RMB cents EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT 12 Basic 26.34 21.76 Diluted 25.08 20.33 96

2020 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2020

	Notes	2020 RMB'000	2019 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	8,888	4,505
Goodwill	28	3,090	–
Right-of-use assets	14	3,189	–
Other intangible assets	15	982	906
Investment in a joint venture	16	5,737	10,608
Investments in associates	17	1,357	–
Prepayment	20	89,073	89,073
Deferred tax assets	24	3,918	1,700
Total non-current assets		116,234	106,792
CURRENT ASSETS			
Trade and bills receivables	18	238,829	182,008
Contract assets	19	23,681	–
Prepayments and other receivables	20	22,823	8,974
Cash and cash equivalents	21	849,140	606,552
Total current assets		1,134,473	797,534
CURRENT LIABILITIES			
Trade payables	22	44,035	37,067
Other payables and accruals	23	337,682	262,477
Lease liabilities	14	1,364	–
Tax payable		59,482	38,497
Total current liabilities		442,563	338,041
NET CURRENT ASSETS		691,910	459,493
TOTAL ASSETS LESS CURRENT LIABILITIES		808,144	566,285

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Xinyuan Property Management Service (Cayman) Ltd.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2020

	Notes	2020 RMB'000	2019 RMB'000
NON-CURRENT LIABILITIES			
Lease liabilities	14	2,136	–
Deferred tax liabilities	24	8,121	3,198
Total non-current liabilities		10,257	3,198
Net assets		797,887	563,087
EQUITY			
Share capital	25	5	4
Reserves	26	796,028	561,932
		796,033	561,936
Non-controlling interests		1,854	1,151
Total equity		797,887	563,087

Wang Yanbo
Director

Huang Bo
Director

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2020 Annual Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2020

	Attributable to owners of the parent							
	Share capital RMB'000	Share premium RMB'000	Other reserve RMB'000	PRC reserve funds RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
At 1 January 2019	–	–	72,732*	22,152*	154,208*	249,092	1,575	250,667
Profit and total comprehensive income for the year	–	–	–	–	81,319	81,319	606	81,925
Disposal of a subsidiary (Note 28(b))	–	–	–	–	–	–	90	90
Issue of restricted shares (Note 26(b))	–**	8,400	–	–	–	8,400	–	8,400
Equity-settled share-based payments (Note 27)	–	–	12,299	–	–	12,299	–	12,299
Distribution to the then shareholders of subsidiaries (Note 26(c))	–	–	(230,000)	–	–	(230,000)	–	(230,000)
Fully paid up all the nil-paid shares issued pursuant to the capitalisation of shareholders' loans (Note 26(d))	3	221,597	–	–	–	221,600	–	221,600
Shares issued pursuant to the Global Offering (Note 26(e))	1	234,485	–	–	–	234,486	–	234,486
Listing expense attributable to listing of new shares (Note 26(e))	–	(15,260)	–	–	–	(15,260)	–	(15,260)
Appropriation to statutory reserve	–	–	–	3,045	(3,045)	–	–	–
Dividend declared to the non-controlling shareholders	–	–	–	–	–	–	(1,120)	(1,120)
At 31 December 2019 and 1 January 2020	4	449,222*	(144,969)*	25,197*	232,482*	561,936	1,151	563,087
Profit and total comprehensive income for the year	–	–	–	–	131,152	131,152	703	131,855
Repurchase and cancellation of shares (Note 25)	–**	(951)	–	–	–	(951)	–	(951)
Equity-settled share-based payments (Note 27)	–**	–	12,666	–	–	12,666	–	12,666
Placing of new shares (Note 25(b))	1	115,014	–	–	–	115,015	–	115,015
Dividends (Note 11)	–	–	–	–	(23,785)	(23,785)	–	(23,785)
At 31 December 2020	5	563,285*	(132,303)*	25,197*	339,849*	796,033	1,854	797,887

* These reserve accounts comprise the consolidated reserves of RMB796,028,000 (2019: RMB561,932,000) in the consolidated statement of financial position.

** Amount less than RMB1,000.

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Xinyuan Property Management Service (Cayman) Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2020

	Notes	2020 RMB'000	2019 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**192,319**	127,233
Adjustments for:			
Interest income		**(4,949)**	(1,615)
Share of loss of a joint venture	*16*	**1,922**	4,350
Share of losses of associates	*17*	**28**	–
Loss on disposal of items of property, plant and equipment		**295**	4
Listing expenses attributed to listing of existing shares		**–**	21,998
Depreciation and amortisation	*7*	**3,169**	1,320
Impairment losses on financial and contract assets	*7*	**7,532**	3,373
Impairment of investment in a joint venture	*16*	**2,949**	2,995
Finance costs	*14*	**123**	–
Gain on disposal of a subsidiary	*28(b)*	**–**	(93)
Foreign exchange differences	*7*	**7,890**	848
Equity-settled share-based payment expense	*27*	**12,666**	12,299
		223,944	172,712
Increase in trade receivables		**(50,490)**	(60,988)
Increase in contract assets		**(24,389)**	–
(Increase)/decrease in prepayments and other receivables		**(11,162)**	5,166
Increase in contract liabilities		**20,689**	25,060
Increase in trade payables		**215**	7,611
Increase/(decrease) in other payables and accruals		**49,064**	(58,391)
Cash generated from operations		**207,871**	91,170
Income tax paid		**(36,997)**	(34,348)
Net cash flows from operating activities		**170,874**	56,822
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**4,949**	1,615
Purchases of items of property, plant and equipment		**(3,217)**	(1,833)
Purchases of items of intangible assets		**(193)**	(653)
Purchase of investments in principal guaranteed deposits		**–**	(620,000)
Proceeds from disposal of investments in principal guaranteed deposits		**–**	620,000
Investments in bank time deposits		**(975,600)**	–
Redemption of bank time deposits investments		**437,800**	–
Fund transfers to related parties		**(194,441)**	–
Fund transfers from related parties		**194,441**	–
Acquisition of associates	*17*	**(1,385)**	–
Acquisition of a subsidiary	*28(a)*	**(9,541)**	–
Disposal of a subsidiary	*28(b)*	**–**	(546)
Net cash flows used in investing activities		**(547,187)**	(1,417)

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2020 Annual Report

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2020

	Notes	2020 RMB'000	2019 RMB'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of restricted shares		–	8,400
Receipt of shareholder's loan from the ultimate holding company		–	230,000
Receipt of loans from other shareholders		–	23,000
Distribution to the then shareholders of a subsidiary		–	(230,000)
Repayment of loans to ultimate holding company		–	(31,400)
Net proceeds received pursuant to the Global Offering		–	197,228
Payment for repurchase of shares	25(a)	(951)	–
Payment of lease liabilities	14	(1,288)	–
Dividend paid by the Company	11	(23,785)	–
Placing of new shares under general mandate	25(b)	115,015	–
Dividends to non-controlling shareholders		–	(1,120)
Net cash flows from financing activities		88,991	196,108
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(287,322)	251,513
Cash and cash equivalents at beginning of year		606,552	354,275
Effect of exchange rate changes on cash and cash equivalents		(7,890)	764
CASH AND CASH EQUIVALENTS AT END OF YEAR		311,340	606,552
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and cash equivalents as stated in the statement of financial position	21	849,140	606,552
Less: Time deposits with original maturity of over three months		(537,800)	–
Cash and cash equivalents as stated in the statement of cash flows		311,340	606,552

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Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

1. CORPORATE AND GROUP INFORMATION

The Company was incorporated on 13 December 2018 in the Cayman Islands. The registered office of the Company is located at the offices of Maples Corporate Services Limited, Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman, KY1-1103, Cayman Islands.

The Company is an investment holding company. During the year, the Company's subsidiaries were involved in the following principal activities:

- Property management services
- Value-added services
- Pre-delivery and consulting services

The ultimate holding company of the Company is Xinyuan Real Estate Co., Ltd. (the "**Ultimate Holding Company**"), a company established in the Cayman Islands and its shares are listed on the New York Stock Exchange.

Pursuant to the Reorganisation, as more fully explained in the paragraph headed "Reorganisation" in the section headed "History and Reorganisation" in the Company's prospectus dated 25 September 2019 (the "**Prospectus**"), the Company became the holding company of the then companies comprising the Group in August 2019. The Company, Xinyuan Property Management Service (BVI) Ltd. and Xinyuan Property Management Service (HK) Limited (together, the "**Investment Holding Companies**") are newly incorporated companies as part of the Reorganisation and none of these new holding companies carried out any businesses since their incorporation. The Investment Holding Companies are inserted as holding companies of Xinyuan Science and Technology Service Group Co., Ltd. and have not resulted in any change of economic substances. Accordingly, these financial statements have been prepared on a consolidated basis as a continuation of the existing group by applying the principles of merger accounting as if the Reorganisation had been completed on 1 January 2019, the beginning date of the Company's comparative consolidated financial statements for the year ended 31 December 2019.

On 11 October 2019, 125,000,000 ordinary shares of HK$0.00001 each of the Company were issued at a price of HK$2.08 for a net proceed of RMB197,228,000 (the "**Global Offering**"). On the same date, the Company's ordinary shares were listed on the Main Board of The Stock Exchange of Hong Kong limited (the "**Stock Exchange**").

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2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

1. CORPORATE AND GROUP INFORMATION (CONTINUED)

As at 31 December 2020, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

Name	Place and date of incorporation/ place of operation	Registered and issued capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Xinyuan Property Management Service (BVI) Ltd.	British Virgin Islands, 2 January 2019	–	100	–	Investment holding
Xinyuan Property Management Service (HK) Limited ("**Xinyuan HK**")	Hong Kong, 8 January 2019	HK$1	–	100	Investment holding
Xinyuan Science and Technology Service Group Co., Ltd (鑫苑科技服務集團有限公司) ("**Xinyuan Science**")	The PRC, 28 December 1998	RMB50,000,000	–	100	Property management and related services
Beijing Xinxiang Huicheng Property Services Co., Ltd. (北京鑫享滙成物業服務有限公司)	The PRC, 18 October 2013	RMB10,000,000	–	100	Property decoration services
Henan Chengzhihang Property Services Co., Ltd. (河南誠至行物業服務有限公司)	The PRC, 15 December 2017	RMB5,000,000	–	100	Property management and related services
Henan Xinyuan Property Services Co., Ltd. (河南鑫苑物業服務有限公司)	The PRC, 1 December 2016	RMB10,000,000	–	100	Property management and related services
Qingdao Xinyuan Jinguang Property Development Co., Ltd. (青島鑫苑金光物業發展有限公司) ("**Qingdao Jinguang**")	The PRC, 6 November 2001	RMB1,000,000	–	60	Property management and related services

103

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

1. CORPORATE AND GROUP INFORMATION (CONTINUED)

Name	Place and date of incorporation/ place of operation	Registered and issued capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Henan Xinyuan Real Estate Marketing Co., Ltd. (河南鑫苑房地產營銷策劃有限公司)	The PRC, 30 July 2015	RMB1,000,000	–	100	Real estate marketing
Henan Yueshenghang Property Services Co., Ltd. (河南悅晟行物業服務有限公司)	The PRC, 15 April 2016	RMB5,000,000	–	100	Property management and related services
Puyang Zhongfang Xinyuan Property Services Co., Ltd. (濮陽中房鑫苑物業服務有限公司)	The PRC, 29 November 2017	RMB5,000,000	–	65	Property management and related services
Yancheng Xinyuan Huafang Property Management Co., Ltd. (鹽城鑫苑華芳物業服務有限公司)	The PRC, 12 June 2017	RMB2,680,000	–	100	Property management and related services
Henan Gechen Culture Media Co., Ltd. (河南格宸文化傳媒有限公司)	The PRC, 14 March 2019	RMB10,000,000	–	100	Event planning and execution
Xingyang Xinzhisheng Property Services Co., Ltd. (滎陽市鑫之晟物業服務有限公司)	The PRC, 9 April 2019	RMB10,000,000	–	100	Property management and related services
Henan Yingsheng M&E Engineering Co., Ltd. (河南省盈晟機電工程有限公司)	The PRC, 10 April 2019	RMB20,000,000	–	51	Intelligence engineering
Xinyi Xinyuan Property Services Co., Ltd. (新沂鑫苑物業服務有限公司)	The PRC, 7 May 2019	RMB10,000,000	–	100	Property management and related services
Anyang Xinhengyue Property Services Co., Ltd. (安陽鑫恒悅物業服務有限公司)	The PRC, 26 June 2019	RMB10,000,000	–	100	Property management and related services

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2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

1. CORPORATE AND GROUP INFORMATION (CONTINUED)

Name	Place and date of incorporation/ place of operation	Registered and issued capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Neihuang Shirui Property Management Co., Ltd. (內黃縣實瑞物業服務有限公司)	The PRC, 19 September 2014	RMB500,000	–	100	Property management and related services
Henan Xinjiasheng Elevator Engineering Co., Ltd. (河南鑫嘉晟電梯工程有限公司)	The PRC, 22 October 2019	RMB10,000,000	–	100	Elevator installation, repairment and maintenance services
Huaian Kangyang Property Services Co., Ltd. (淮安康陽物業服務有限公司)	The PRC, 4 December 2013	RMB200,000	–	70	Property management and related services
Henan Jingya Landscape Engineering Company Co., Ltd. (河南璟雅園林工程有限公司)	The PRC, 14 March 2019	RMB10,000,000	–	100	Landscape engineering and related services
Zhengzhou Meihong Network Technology Co., Ltd. (鄭州美宏網絡科技有限公司)	The PRC, 20 May 2019	RMB5,000,000	–	100	Online general merchandise sales
Hefei Xinyuan Property Services Co., Ltd. (合肥鑫苑物業服務有限公司)	The PRC, 1 June 2019	RMB1,000,000	–	100	Property management and related services
Henan Xinyi Better Life Co., Ltd. (河南鑫怡美好生活服務有限公司)	The PRC, 8 August 2020	RMB5,000,000	–	100	Housekeeping services
Henan Shengjia Apartment Management Co., Ltd. (河南晟家公寓管理有限公司)	The PRC, 25 August 2020	RMB10,000,000	–	100	Property management and related services
Guangzhou Yuesheng Lianxing Business Service Co. Ltd. (廣州悅晟聯行商務服務有限公司)	The PRC, 10 September 2020	RMB10,000,000	–	100	Business services

105

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

1. CORPORATE AND GROUP INFORMATION (CONTINUED)

Name	Place and date of incorporation/ place of operation	Registered and issued capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Henan Xinyuan Xin City Property Service Co., Ltd. (河南鑫苑鑫都市物業服務有限公司)	The PRC, 13 October 2020	RMB5,000,000	–	51	Property management and related services
Chongqing Heavy Truck Group Hongqi Property Co. Ltd. (重慶重型汽車集團鴻企物業有限責任公司)	The PRC, 16 October 2008	RMB5,350,000	–	100	Property management and related services

The English names of all subsidiaries established in the PRC are translated for identification purposes only.

2.1 BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("**IFRSs**"), which include all International Financial Reporting Standards, International Accounting Standards ("**IASs**") and Standing Interpretations Committee interpretations issued and approved by the International Accounting Standards Board (the "**IASB**") and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention. These financial statements are presented in Renminbi ("**RMB**") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "**Group**") for the year ended 31 December 2020. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

106

       107  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  BASIS OF PREPARATION (CONTINUED)Basis of consolidation (Continued)When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:the contractual arrangement with the other vote holders of the investee;rights arising from other contractual arrangements; andthe Group’s voting rights and potential voting rights.The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group’s share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the *Conceptual Framework for Financial Reporting 2018* and the following revised IFRSs for the first time for the current year's financial statements.

Amendments to IFRS 3	*Definition of a Business*
Amendments to IAS 1 and IAS 8	*Definition of Material*
Amendments to IFRS 9, IAS 39 and IFRS 7	*Interest Rate Benchmark Reform*
Amendment to IFRS 16	*Covid-19-Related Rent Concessions*

The nature and the impact of the *Conceptual Framework for Financial Reporting 2018* and the revised IFRSs are described below:

(a) *Conceptual Framework for Financial Reporting 2018* (the "**Conceptual Framework**") sets out a comprehensive set of concepts for financial reporting and standard setting, and provides guidance for preparers of financial statements in developing consistent accounting policies and assistance to all parties to understand and interpret the standards. The Conceptual Framework includes new chapters on measurement and reporting financial performance, new guidance on the derecognition of assets and liabilities, and updated definitions and recognition criteria for assets and liabilities. It also clarifies the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The Conceptual Framework did not have any significant impact on the financial position and performance of the Group.

(b) Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. The amendments did not have any impact on the financial position and performance of the Group.

108

       109  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the financial position and performance of the Group.Amendments to IFRS 9, IAS 39 and IFRS 7 address issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative risk-free rate (“RFR”). The amendments provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Group as it does not have any interest rate hedge relationships.Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective for annual periods beginning on or after 1 June 2020 with earlier application permitted and shall be applied retrospectively. The amendments did not have any impact on the financial position and performance of the Group.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

Amendments to IFRS 3	*Reference to the Conceptual Framework*[1]
Amendments to IAS 1	*Classification of Liabilities as Current or Non-current*[2]
Amendments to IAS 16	*Property, Plant and Equipment: Proceeds before Intended Use*[1]
Amendments to IAS 37	*Onerous Contracts – Cost of Fulfilling a Contract*[1]
IFRS 17	*Insurance Contracts*[2]
Annual Improvements to IFRSs 2018–2020	Amendments to IFRS 1, IFRS 9 and IAS 41[1]

[1] Effective for annual periods beginning on or after 1 January 2022
[2] Effective for annual periods beginning on or after 1 January 2023

Further information about those IFRSs that are expected to be applicable to the Group is described below.

Amendments to IFRS 3 are intended to replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the *Conceptual Framework for Financial Reporting* issued in March 2018 without significantly changing its requirements. The amendments also add to IFRS 3 an exception to its recognition principle for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC-Int 21 if they were incurred separately rather than assumed in a business combination, an entity applying IFRS 3 should refer to IAS 37 or IFRIC-Int 21 respectively instead of the Conceptual Framework. Furthermore, the amendments clarify that contingent assets do not qualify for recognition at the acquisition date. The Group expects to adopt the amendments prospectively from 1 January 2022. Since the amendments apply prospectively to business combinations for which the acquisition date is on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

110

       111  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)Amendments to IAS 1 clarify the requirements for classifying liabilities as current or non-current. The amendments specify that if an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability. The amendments also clarify the situations that are considered a settlement of a liability. The amendments are effective for annual periods beginning on or after 1 January 2023 and shall be applied retrospectively. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.Amendments to IAS 16 prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling any such items, and the cost of those items, in profit or loss. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. Earlier application is permitted. The amendments are not expected to have any significant impact on the Group’s financial statements.Amendments to IAS 37 clarify that for the purpose of assessing whether a contract is onerous under IAS 37, the cost of fulfilling the contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract include both the incremental costs of fulfilling that contract (e.g., direct labour and materials) and an allocation of other costs that relate directly to fulfilling that contract (e.g., an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract as well as contract management and supervision costs). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual periods beginning on or after 1 January 2022 and shall be applied to contracts for which an entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. Earlier application is permitted. Any cumulative effect of initially applying the amendments shall be recognised as an adjustment to the opening equity at the date of initial application without restating the comparative information. The amendments are not expected to have any significant impact on the Group’s financial statements.

       112  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:A specific adaptation for contracts with direct participation features (the variable fee approach)A simplified approach (the premium allocation approach) mainly for short-duration contractsIFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.Annual Improvements to IFRSs 2018–2020 sets out amendments to IFRS 1, IFRS 9 and IAS 41. Details of the amendments that are expected to be applicable to the Group are as follows:IFRS 9 Financial Instruments: clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual periods beginning on or after 1 January 2022. Earlier application is permitted. The amendment is not expected to have a significant impact on the Group’s financial statements.

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

- As part of its 2018–2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1 *First-time Adoption of International Financial Reporting Standards*. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent's date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted.

- As part of its 2018–2020 annual improvements to IFRS standards process, the IASB issued amendment to IAS 41 *Agriculture*. The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41. An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after 1 January 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on the Group.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in associates and joint ventures

An associate is an entity in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

113

       114  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIESInvestments in associates and joint ventures (Continued)The Group’s share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and consolidated other comprehensive income, respectively. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group’s investments in associates or joint ventures.If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.Business combinations and goodwillBusiness combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs.

       115  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Business combinations and goodwill (Continued)When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or group of units.Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash- generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

       116  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Business combinations and goodwill (Continued)Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.Fair value measurementThe Group measures its financial assets at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:  Level 1 –  based on quoted prices (unadjusted) in active markets for identical assets or liabilities  Level 2  – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly  Level 3  – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

       117  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Fair value measurement (Continued)For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.Impairment of non-financial assetsWhere an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, contract assets, deferred tax assets, financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

 118  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Related partiesA party is considered to be related to the Group if:the party is a person or a close member of that person’s family and that personhas control or joint control over the Group;has significant influence over the Group; oris a member of the key management personnel of the Group or of a parent of the Group;orthe party is an entity where any of the following conditions applies:the entity and the Group are members of the same group;  (ii)  one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);  (iii)  the entity and the Group are joint ventures of the same third party;  (iv)  one entity is a joint venture of a third entity and the other entity is an associate of the third entity;  (v) the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;  (vi)  the entity is controlled or jointly controlled by a person identified in (a);  (vii)  a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and  (viii)  the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal useful lives for this purpose are as follows:

Structures	3 to 10 years
Transportation equipment	5 to 10 years
Office equipment	3 to 5 years
Machinery equipment	3 to 10 years
Leasehold improvements	3 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for intangible assets with a finite useful life are reviewed at least at each financial year end.

119

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets (other than goodwill) (Continued)

The principal estimated useful lives for this purpose are as follows:

Computer software	10 years

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a) *Right-of-use assets*

Right-of-use assets are recognised at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b) *Lease liabilities*

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

120

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

Group as a lessee (Continued)

(b) *Lease liabilities (Continued)*

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c) *Short-term leases and leases of low-value assets*

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment and laptop computers that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. When a contract contains lease and non-lease components, the Group allocates the consideration in the contract to each component on a relative stand-alone selling price basis. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying assets to the lessee are accounted for as finance leases.

The Group did not have any finance lease which it acts as a lessor.

121

       122  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Investments and other financial assetsInitial recognition and measurementFinancial assets are classified, at initial recognition, as subsequently measured at amortised cost and fair value through profit or loss.The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flows characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

       123  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Investments and other financial assets (Continued)Subsequent measurementThe subsequent measurement of financial assets depends on their classification as follows:Financial assets at amortised cost (debt instruments)Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.The Group’s financial assets at amortised cost include trade receivables and other receivables.Derecognition of financial assetsA financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statements of financial position) when:the rights to receive cash flows from the asset have expired; orthe Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

       124  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Impairment of financial assetsThe Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.General approachECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

       125  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Impairment of financial assets (Continued)General approach (Continued)Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.  Stage 1 –  Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs  Stage 2  – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs  Stage 3  – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs  Simplified approachFor trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.For other receivables, the Group applies the general approach to provide for ECLs prescribed by IFRS 9, which permits to recognise 12-month ECLs. The 12-month ECL is the portion of lifetime ECLs that results from default events that are possible within 12 months after the reporting date. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade payables, other payables and lease liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate ("**EIR**"). The EIR amortisation is included as finance costs in profit or loss.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

126

       127  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Cash and cash equivalentsFor the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.ProvisionsA provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.Income taxIncome tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

       128  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Income tax (Continued)Deferred tax liabilities are recognised for all taxable temporary differences, except:when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; andin respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.Deferred tax assets are recognised for all deductible temporary differences, and the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; andin respect of deductible temporary differences associated with investments in subsidiaries, associates, and joint venture, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

       129  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Income tax (Continued)Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax asset and current tax liabilities and the deferred tax assets and deferred tax liabilities relating to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.Government grantsGovernment grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.Revenue from contracts with customersThe Group provides property management services, value-added services and pre-delivery and consulting services. Revenue from contracts with customers is recognised when services are rendered to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.For property management services, the Group bills a fixed amount for services provided on a monthly basis and recognises as revenue in the amount to which the Group has a right to invoice and that corresponds directly with the value of performance completed.For property management services income from properties managed under a lump sum basis, where the Group acts as principal and is primarily responsible for providing the property management services to the property owners, the Group recognises the fee received or receivable from property owners as its revenue and all related property management costs as its cost of services. For property management services income from properties managed under a commission basis, the Group recognises the commission, which is calculated by a certain percentage of the total property management fee received or receivable from the property units, as its revenue for arranging and monitoring the services as provided by other suppliers to the property owners.For value-added services, revenue is recognised when the related value-added services are rendered. Payment of the transaction is due immediately when the value-added services are rendered to the customer.

       130  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Revenue from contracts with customers (Continued)Pre-delivery and consulting services mainly include property sale venue management services to property developers at the pre-delivery stage, consulting service on project planning, design management and construction management to property developers at early and construction stages. The Group agrees the price for each service with the customers upfront and issues bills to the customers which varies based on the actual level of service completed.For property improvement services, revenue is recognised over time, using an input method to measure progress towards the completion of the service, because the Group’s performance enhances an asset that the customer controls as the asset is enhanced. The input method recognises revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the property improvement services.If contracts involve the sale of multiple services, the transaction prices will be allocated to each performance obligation based on their relative stand-alone selling prices. If the stand-alone selling prices are not directly observable, they are estimated based on expected cost plus a margin or an adjusted market assessment approach, depending on the availability of observable information.Revenue from other sourcesInterest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.Contract assetsA contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which are included in the accounting policies for impairment of financial assets.

       131  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Contract liabilitiesA contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).Contract costsOther than the costs which are capitalised as property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalised as an asset if all of the following criteria are met:The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify.The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.The costs are expected to be recovered.The capitalised contract costs are amortised and charged to the statement of profit or loss on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Other contract costs are expensed as incurred.Share-based paymentsThe Company operates a restricted share scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).The cost of equity-settled transactions with employees is measured by reference to the fair value of the Company’s equity at the date at which they are granted. The fair value is determined by an external valuer using the discounted cash flow method to determine the underlying equity fair value of the Company. Key assumptions, such as the discount rate, cash flow projections and the discount for lack of marketability, are determined by the Group with best estimates.

Xinyuan Property Management Service (Cayman) Ltd. 31 December 2020 NOTES TO THE FINANCIAL STATEMENTS 2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Share-based payments (Continued) The cost of equity-settled transactions is recognised in employee benefit expense, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect of share-based payments scheme is reflected as additional share dilution in the computation of earnings per share. Other employee benefits PRC contribution plan Pursuant to the relevant PRC laws and regulations, each of the PRC subsidiaries of the Group is required to participate in a retirement benefit scheme organised by the local municipal government whereby the Group is required to contribute a certain percentage of the salaries of its employees to the retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to pay the ongoing required contributions. Contributions made to the defined contribution retirement benefit scheme are charged to profit or loss as incurred. 132

       133  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)Borrowing costsBorrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.DividendsFinal dividends are recognised as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements.Interim dividends are simultaneously proposed and declared, because the Company’s memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.Foreign currenciesThe consolidated financial statements is presented in RMB, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

       134  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATESThe preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.Estimation uncertaintyThe key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.Provision for expected credit losses on trade receivables and contract assetsThe Group uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Group’s trade receivables and contract assets is disclosed in note 18 and note 19 to the financial statements, respectively.

       135  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)Estimation uncertainty (Continued)Impairment of non-financial assets (other than goodwill)The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Indefinite life intangible assets are tested for impairment annually and at other times when such an indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.Leases – Estimating the incremental borrowing rateThe Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when it needs to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).Useful lives of property, plant and equipmentThe Group’s management determines the estimated useful lives. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.Deferred tax assetsDeferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

       136  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  4. OPERATING SEGMENT INFORMATIONManagement has determined the operating segments based on the reports reviewed by the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the chief executive of the Company.During the year, the Group is principally engaged in the provision of property management services, value-added services and pre-delivery and consulting services to customers in the PRC. Management reviews the operating results of the business as one operating segment to make decisions about resources to be allocated. Therefore, the chief operating decision maker of the Company regards that there is only one segment which is used to make strategic decisions.The major operating entities of the Group are domiciled in the PRC. Accordingly, all of the Group’s revenue was derived in the PRC during the year.As at 31 December 2020, all of the non-current assets were located in the PRC.

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

5. REVENUE

Revenue mainly represents consideration to which the Group expects to be entitled for the property management services, value-added services and pre-delivery and consulting services rendered to customers, net of value added tax and surcharges, and allowances for discounts. An analysis of the Group's revenue by category for the years ended 31 December 2020 and 2019 was as follows:

	2020 RMB'000	2019 RMB'000
Revenue from customers and recognized over time		
Property management services	379,860	314,185
Value-added services	131,990	129,042
Pre-delivery and consulting services	141,852	90,727
	653,702	533,954

For the years ended 31 December 2020 and 2019, revenue from entities controlled by the Ultimate Holding Company accounted for 23% and 20% of the Group's revenue, respectively. Other than the entities controlled by the Ultimate Holding Company, the Group had a large number of customers and none of whom contributed 10% or more to the Group's revenue for the then periods.

(1) Assets recognised from incremental costs to obtain a contract

For the years ended 31 December 2020 and 2019, there were no significant incremental costs to obtain a contract.

(2) Contract liabilities

The following table shows the revenue recognised in the current year relating to carried-forward contract liabilities:

	2020 RMB'000	2019 RMB'000
Revenue recognised that was included in the contract liability balance at the beginning of the year	90,960	72,123

137

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

5. REVENUE (CONTINUED)

(3) Performance obligations

For property management services and pre-delivery and consulting services, the Group recognises revenue in the amount that equals to the right to invoice which corresponds directly with the value to the customer of the Group's performance to date. The Group has elected the practical expedient for not to disclose the remaining performance obligations for these types of contracts. The majority of the property management service contracts do not have a fixed term. The terms of the contracts for pre-delivery and consulting services are generally set to expire when the counterparties notify the Group that the services are no longer required.

For value-added services, they are rendered in a short period of time and there is no unsatisfied performance obligation at the end of the year.

6. OTHER INCOME AND GAINS

	Note	**2020 RMB'000**	2019 RMB'000
Other income and gains:			
Interest income		**5,214**	4,700
Government grants		**5,086**	–
Gain on disposal of a subsidiary	*28(b)*	**–**	93
Others		**1,690**	1,114
		11,990	5,907

138

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

7. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	2020 RMB'000	2019 RMB'000
Cost of services provided		**396,030**	332,165
Employee benefit expenses (excluding directors' and chief executive's remuneration *(Note 8)*):			
Wages and salaries		**97,466**	86,439
Equity-settled share-based payment expense	*27*	**6,966**	6,764
Pension scheme contributions		**892**	8,048
		105,324	101,251
Impairment of financial and contract assets:			
Impairment of trade receivables	*18*	**6,569**	4,013
Impairment of contract assets	*19*	**708**	–
Impairment of financial assets included in prepayments and other receivables	*20*	**255**	(640)
		7,532	3,373
Impairment of investment in a joint venture	*16*	**2,949**	2,995
Depreciation of property, plant and equipment	*13*	**1,576**	1,174
Auditor's remuneration *(Note (a))*		**2,600**	4,720
Depreciation of right-of-use assets	*14*	**1,476**	–
Lease payments not included in the measurement of lease liabilities	*14*	**252**	257
Amortisation of intangible assets	*15*	**117**	146
Listing expenses attributed to the listing of existing shares, excluding audit fees		**–**	19,598
Foreign exchange differences, net *(Note (b))*		**7,890**	848
Gain on disposal of a subsidiary	*28(b)*	**–**	(93)

Cost of sales dealt with in the consolidated financial statements represented cost of services provided by the Group.

Note (a): 2019 auditor's remuneration included a portion of the audit fee for the listing of existing shares of the Company of RMB2,400,000 which was charged to the 2019 profit or loss.

Note (b): Foreign exchange difference was included in "other expenses".

139

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2020 RMB'000	2019 RMB'000
Fees	107	–
Salaries, allowances and benefits in kind	2,424	2,026
Discretionary bonuses	2,155	1,931
Share-based payment expense*	5,700	5,535
Pension scheme contributions	4	48
	10,390	9,540

* Share-based payment expense included above was related to the restricted shares granted in 2019 pursuant to the restricted share award scheme, and represented the expense recognised in profit or loss during the year.

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2020 RMB'000	2019 RMB'000
Mr. Luo Ji	–	–
Mr. Li Yifan	107	–
Mr. Wang Peng	–	–
	107	–

140

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION (CONTINUED)

(b) Executive directors and non-executive directors

	Fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Share-based payments expense RMB'000	Pension scheme contributions RMB'000	Total RMB'000
2020						
Executive directors						
Ms. Wang Yanbo	–	1,664	1,340	3,800	2	6,806
Mr. Huang Bo	–	760	815	1,900	2	3,477
	–	2,424	2,155	5,700	4	10,283
Non-executive directors						
Mr. Zhang Yong	–	–	–	–	–	–
Ms. Yang Yuyan	–	–	–	–	–	–
	–	–	–	–	–	–
2019						
Executive directors						
Mr. Zhang Lizhou (resigned on 30 June 2019)	–	–	–	–	–	–
Ms. Wang Yanbo	–	1,312	1,325	3,690	22	6,349
Mr. Huang Bo	–	714	606	1,845	26	3,191
	–	2,026	1,931	5,535	48	9,540
Non-executive directors						
Mr. Zhang Yong	–	–	–	–	–	–
Ms. Yang Yuyan	–	–	–	–	–	–
	–	–	–	–	–	–

141

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two directors (including one director also being chief executive) (2019: two directors including one director also being chief executive), details of whose remuneration are set out in note 8(c) above. Details of the remuneration for the year of the remaining three (2019: three) highest paid employees who are neither a director nor chief executive of the Company are as follows:

	2020 Number of individuals	2019 Number of individuals
Directors and chief executive	2	2
Non-directors	3	3
	5	5

Details of the remuneration of the remaining three highest paid employees who are neither a director nor chief executive of the Group are as follows:

	2020 RMB'000	2019 RMB'000
Salaries, allowances and benefits in kind	2,028	1,924
Discretionary bonuses	2,192	1,741
Share-based payment expense	4,433	4,304
Pension scheme contributions	7	79
	8,660	8,048

142

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

9. FIVE HIGHEST PAID EMPLOYEES (CONTINUED)

The number of non-director and non-chief executive highest paid employees whose remuneration fell within the following bands is as follows:

	2020 Number of individuals	2019 Number of individuals
Nil to HK$1,000,000	–	–
HK$1,000,001 to HK$1,500,000	–	–
HK$1,500,001 to HK$2,000,000	–	–
HK$2,000,001 to HK$2,500,000	–	–
HK$2,500,001 to HK$3,000,000	2	2
HK$3,000,001 to HK$3,500,000	–	–
HK$3,500,001 to HK$4,000,000	1	1
	3	3

During the year ended 31 December 2020, the five highest paid employees did not receive any emolument from the Group as an inducement to join or upon joining the Group, nor leave the Group or as compensation for loss of office.

10. INCOME TAX

	2020 RMB'000	2019 RMB'000
Current income tax	57,423	42,479
Deferred income tax:		
Deferred tax asset recognised *(Note 24)*	(1,882)	(369)
Deferred tax liabilities recognised *(Note 24)*	4,923	3,198
	3,041	2,829
Total tax charge for the year	60,464	45,308

143

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

10. INCOME TAX (CONTINUED)

(a) Cayman Islands income tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b) British Virgin Islands ("**BVI**") income tax

Pursuant to the rules and regulations of the BVI, the Group is not subject to any income tax in the BVI.

(c) Hong Kong profits tax

No provision for Hong Kong profits tax was made as the Group did not have any assessable income subject to Hong Kong profits tax during the year.

(d) PRC Corporate Income Tax

Under the relevant PRC income tax law, the PRC entities of the Group are subject to corporate income tax at a rate of 25% during the year on their respective taxable income.

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the jurisdictions in which the companies comprising the Group are domiciled to the tax expense at the effective tax rate is as follows:

	2020 **RMB'000**	2019 RMB'000
Profit before tax	**192,319**	127,233
Tax at the statutory tax rates of the respective jurisdictions	**48,080**	34,643
Tax effect of tax rate difference	**5,339**	–
Losses attributable to:		
A joint venture	**480**	1,088
Associates	**7**	–
Withholding income tax *(Note 24)*	**4,812**	2,866
Expenses not deductible for tax	**1,746**	6,711
Tax charge at the Group's effective tax rate	**60,464**	45,308

144

       145  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  11. DIVIDENDS    2020RMB’000  2019RMB’000  Proposed final – HK10.2 cents(2019: HK5.2 cents) per ordinary share  48,085  23,806  The proposed final dividend for the year is subject to the approval of the Company’s shareholders at the forthcoming annual general meeting.The above final dividend of HK5.2 cents per ordinary share, which was amounted to HK$26,000,000 (equivalent to RMB23,806,000 based on the exchange rate as at dividend proposal date), for the year ended 31 December 2019 was approved in the annual general meeting of the Company held in May 2020, and the relevant dividend amount of RMB23,785,000 charged to the consolidated statement of changes in equity was based on the payment date exchange rate.12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENTThe calculation of the basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the parent, adjusted for the dividends in respect of unvested shares under the restricted share award scheme, and the weighted average number of ordinary shares of 486,173,000 (2019: 365,582,000) in issue during the year.The calculation of the diluted earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the parent. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been vested under a restricted share award scheme on the deemed conversion of all dilutive potential ordinary shares into ordinary shares.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

The calculations of basic and diluted earnings per share are based on:

	2020 RMB'000	2019 RMB'000
Earnings		
Profit attributable to ordinary equity holders of the parent, used in the diluted earnings per share calculation	**131,152**	81,319
Adjustment of the proposed dividends for unvested shares under the restricted share award scheme	**(3,081)**	(1,785)
Adjusted profit attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	**128,071**	79,534
	Thousand shares	Thousand shares
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**486,173***	365,582**
Effect of dilution – weighted average number of ordinary shares:		
Restricted share award scheme	**36,750**	34,418
Weighted average number of ordinary shares for diluted earnings per share	**522,923**	400,000
	RMB cents	RMB cents
Basic earnings per share	**26.34**	21.76
Diluted earnings per share	**25.08**	20.33

* The weighted average of 486,173,000 ordinary shares represented the 500,000,000 ordinary shares in issue for the year ended 31 December 2020, excluded the 36,750,000 unvested restricted shares and the weighted average of 500,000 ordinary shares repurchased by the Company on 26 May 2020, and included the weighted average of 50,000,000 ordinary shares issued by the Company on 15 July 2020.

** The weighted average of 365,582,000 ordinary shares for the year ended 31 December 2019 includes the weighted average of 125,000,000 ordinary shares issued immediately upon the completion of the Global Offering in October 2019, in addition to the 337,500,000 ordinary shares in issue (excluding the unvested restricted shares) upon the completion of the Reorganisation in August 2019.

146

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

13. PROPERTY, PLANT AND EQUIPMENT

31 December 2020	Structures RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Machinery equipment RMB'000	Leasehold improvements RMB'000	Total RMB'000
At 1 January 2020:						
Cost	265	2,303	6,521	2,927	–	12,016
Accumulated depreciation	(210)	(1,709)	(4,093)	(1,499)	–	(7,511)
Net carrying amount	55	594	2,428	1,428	–	4,505
At 1 January 2020, net of accumulated depreciation	55	594	2,428	1,428	–	4,505
Additions	75	122	1,077	1,077	866	3,217
Acquisition of a subsidiary *(Note 28)*	2,411	39	80	507	–	3,037
Disposals	(1)	(23)	(99)	(172)	–	(295)
Depreciation provided during the year	(33)	(143)	(879)	(404)	(117)	(1,576)
At 31 December 2020, net of accumulated depreciation	2,507	589	2,607	2,436	749	8,888
At 31 December 2020:						
Cost	3,236	2,583	7,171	4,314	866	18,170
Accumulated depreciation	(729)	(1,994)	(4,564)	(1,878)	(117)	(9,282)
Net carrying amount	2,507	589	2,607	2,436	749	8,888

147

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

31 December 2019	Structures RMB'000	Transportation equipment RMB'000	Office equipment RMB'000	Machinery equipment RMB'000	Total RMB'000
At 1 January 2019:					
Cost	1,091	2,102	6,271	2,147	11,611
Accumulated depreciation	(232)	(1,629)	(3,728)	(1,256)	(6,845)
Net carrying amount	859	473	2,543	891	4,766
At 1 January 2019, net of accumulated depreciation	859	473	2,543	891	4,766
Additions	–	210	808	815	1,833
Disposals	(783)	–	(133)	(4)	(920)
Depreciation provided during the year	(21)	(89)	(790)	(274)	(1,174)
At 31 December 2019, net of accumulated depreciation	55	594	2,428	1,428	4,505
At 31 December 2019:					
Cost	265	2,303	6,521	2,927	12,016
Accumulated depreciation	(210)	(1,709)	(4,093)	(1,499)	(7,511)
Net carrying amount	55	594	2,428	1,428	4,505

148

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

14. LEASES

The Group has lease contracts for its offices in the PRC and Hong Kong used in operations. The lease terms vary between 3 and 5 years and the lease payments are paid monthly or yearly. Apartments and cleaning machines have lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. No extension or termination options, nor variable lease payments were contained in the above lease contracts.

(a) Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during the year are as follows:

	Offices RMB'000
As at 1 January 2020	–
Additions	4,665
Depreciation charge	(1,476)
As at 31 December 2020	3,189

(b) Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	Offices RMB'000	Total RMB'000
Carrying amount at 1 January 2020	–	–
New leases	4,665	4,665
Accretion of interest during the year	123	123
Payments	(1,288)	(1,288)
Carrying amount at 31 December 2020	3,500	3,500
Analysed into:		
Current portion	1,364	1,364
Non-current portion	2,136	2,136

149

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

14. LEASES (CONTINUED)

(b) Lease liabilities (Continued)

The maturity analysis of lease liabilities is as follows:

	As at 31 December 2020				
	Less than 1 year RMB'000	1 to 2 years RMB'000	2 to 5 years RMB'000	Over 5 years RMB'000	Total RMB'000
Lease liabilities	1,364	1,429	707	–	3,500

(c) The amounts recognised in profit or loss in relation to leases are as follows:

	For the year ended 31 December	
	2020 RMB'000	2019 RMB'000
Interest on lease liabilities	**123**	–
Depreciation charge of right-of-use assets	**1,476**	–
Expense relating to short-term leases or low-value leases (included in cost of sales and administrative expenses)	**252**	257
Total amount recognised in profit or loss	**1,851**	257

No right-of-use assets and lease liabilities were recognised at 31 December 2019 because the respective amounts were immaterial.

150

       151  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  15. OTHER INTANGIBLE ASSETS      SoftwareRMB’000  Cost at 1 January 2020, net of accumulated amortisation  906  Additions  193  Disposals  –  Amortisation provided during the year  (117)  At 31 December 2020  982  At 31 December 2020:    Cost  1,589  Accumulated amortisation  (607)  Net carrying amount  982  At 1 January 2019:  Cost  815  Accumulated amortisation  (416)  Net carrying amount  399  Cost at 1 January 2019, net of accumulated amortisation  399  Additions  653  Disposals  –  Amortisation provided during the year  (146)  At 31 December 2019  906  At 31 December 2019: Cost  1,468  Accumulated amortisation  (562)  Net carrying amount  906

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

16. INVESTMENT IN A JOINT VENTURE

	2020 RMB'000	2019 RMB'000
Share of net assets	**14,773**	16,695
Impairment of investment in a joint venture	**(9,036)**	(6,087)
	5,737	10,608

Particulars of the Group's joint venture are as follows:

Name	Paid-up capital	Place of registration and operation	Principal activity	Percentage of ownership interest attributable to the Group
Henan Qingning Apartment Management Co. Ltd. 河南青檸公寓管理有限公司 (**"Qingning Apartment"**)	RMB10,000,000	PRC	Property leasing	51%

According to the Articles of Association of Qingning Apartment, all significant and relevant matters of the entity require approval by two-thirds of shareholders' votes such that the Group is unable to control the relevant activities of Qingning Apartment, and Qingning Apartment is therefore accounted for as a joint venture of the Group.

As at 31 December 2020, there were no significant contingent liabilities relating to the Group's interest in the joint venture.

152

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

16. INVESTMENT IN A JOINT VENTURE (CONTINUED)

In view of indication of impairment arising from operating losses of Qingning Apartment, the directors of the Company determined the recoverable amount of investment in Qingning Apartment for impairment test purposes. The recoverable amount of the investment in Qingning Apartment has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by the management. The pre-tax discount rate applied to the cash flow projections is 19.9% (2019: 19.3%).

The following table illustrates the summarised financial information in respect of Qingning Apartment adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

	2020 RMB'000	2019 RMB'000
Cash and cash equivalents	474	4
Other current assets	75,322	2,784
Current assets	75,796	2,788
Non-current assets excluding goodwill	60,695	57,294
Goodwill	38,510	38,510
Non-current assets	99,205	95,804
Current liabilities	(42,650)	(38,076)
Non-current liabilities	(103,384)	(27,781)
Net assets	28,967	32,735
Net liabilities, excluding goodwill	(9,543)	(5,775)
Reconciliation to the Group's interest in the joint venture:		
Proportion of the Group's ownership	51%	51%
Group's share of net liabilities of the joint venture, excluding goodwill	(4,867)	(2,945)
Goodwill on acquisition	19,640	19,640
Impairment of investment in the joint venture	(9,036)	(6,087)
Carrying amount of the investment	5,737	10,608

153

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

16. INVESTMENT IN A JOINT VENTURE (CONTINUED)

Other current asset of Qingning Apartment as at 31 December 2020 included receivables from entities controlled by the Ultimate Holding Company aggregating to RMB70 million, which are due on 31 December 2020, and bear interest rate of 6% per annum. As at the date of approval of these financial statements, the above receivables were not yet settled.

Non-current liabilities of Qingning Apartment as at 31 December 2020 included a bank loan of RMB70 million which bear interest rate at loan prime rate plus 0.25% per annum, and repayable by various instalments commencing from June 2022.

	2020 **RMB'000**	2019 RMB'000
Revenue	**824**	2,345
Cost of sales	**(4,570)**	(9,597)
Selling expenses	**(175)**	(142)
Administrative expenses	**(395)**	(825)
Finance expenses/(income)	**596**	(2)
Other operating expense	**(48)**	(309)
Loss and total comprehensive loss for the year	**(3,768)**	(8,530)
Share of loss of a joint venture	**(1,922)**	(4,350)

The movements in provision for impairment of investment in the joint venture are as follows:

	2020 **RMB'000**	2019 RMB'000
At the beginning of year	**6,087**	3,092
Charge for the year	**2,949**	2,995
At the end of the year	**9,036**	6,087

154

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

17. INVESTMENTS IN ASSOCIATES

	As at 31 December 2020 RMB'000
Share of net assets	1,357
Impairment of investments in associates	–
	1,357

Particulars of the Group's main associate is as follows:

Name	Paid-up capital	Place of registration and operation	Principal activities	Percentage of ownership interest attributable to the Group
Handan Gangcheng Property Services Co. Ltd. 邯鄲市鋼城物業服務有限公司 ("**Gangcheng**")	RMB3,333,300	PRC	Property management and related services	40%

On 30 April 2020, the Group acquired a 40% equity interest of Handan Gangcheng Property Services Co. Ltd. ("**Gangcheng**") for a consideration of RMB1,385,000. The Group has one seat in the board of directors of Gangcheng, as well as the 40% equity voting rights, therefore the Group has the ability to exercise significant influence over Gangcheng. Thus, Gangcheng was accounted for as an associate using the equity method.

155

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

17. INVESTMENTS IN ASSOCIATES (CONTINUED)

The following table illustrates the financial information of the Group's associates that are not individually material:

	As at 31 December 2020 RMB'000
Share of the associates' loss for the year	28
Share of the associates' total comprehensive loss	28
Carrying amount of the Group's investments in the associates	1,357

18. TRADE AND BILLS RECEIVABLES

	2020 RMB'000	2019 RMB'000
Trade receivables	248,340	187,765
Less: allowance for impairment of trade receivables	(13,671)	(5,757)
	234,669	182,008
Bills receivable	4,160	–
	238,829	182,008

Trade receivables mainly arise from property management services, value-added services and pre-delivery and consulting services.

Property management services, value-added services and pre-delivery and consulting services are rendered in accordance with the terms of the relevant agreements, which are due for payment upon issuance of the demand note.

156

       157  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  18. TRADE AND BILLS RECEIVABLES (CONTINUED)An ageing analysis of the trade receivables as at the end of the year, based on the invoice date and net of impairment, is as follows:    2020RMB’000  2019RMB’000  Within 1 year  181,018  145,724  1 to 2 years  33,150  19,550  2 to 3 years  16,175  10,606  3 to 4 years  2,921  3,421  4 to 5 years  946  1,367  Over 5 years  459  1,340  Total  234,669  182,008  The movements in provision for impairment of trade receivables are as follows:    2020RMB’000  2019RMB’000  At the beginning of year  5,757  3,618  Charge for the year  6,569  4,013  Acquisition of a subsidiary  1,345  –  Write-off for the year  –  (1,874)  At the end of the year  13,671  5,757  As at 31 December 2020 and 2019, the trade receivables were denominated in RMB, and the fair values of trade receivables approximated to their carrying amounts.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

18. TRADE AND BILLS RECEIVABLES (CONTINUED)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days from the billing date for customers with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written off if past due for more than one year and are not subject to enforcement activity. Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

The expected credit loss is determined based on a provision matrix that is based on the Group's historical credit loss experience, adjusted for forward-looking factors specific to debtors and economic environment. As at 31 December 2020 and 2019, the loss allowance provision for the remaining balances was determined as follows:

	Third parties							
	Less than 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	3 to 4 years RMB'000	4 to 5 years RMB'000	Over 5 years RMB'000	Related parties RMB'000	Total RMB'000
At 31 December 2020								
Expected credit loss rate	**3.7%**	**9.4%**	**17.1%**	**50.0%**	**80.0%**	**100.0%**	**–**	
Gross carrying amount	**57,891**	**29,839**	**10,446**	**4,643**	**1,974**	**3,037**	**140,510**	**248,340**
Expected credit losses	**2,142**	**2,805**	**1,786**	**2,322**	**1,579**	**3,037**	**–**	**13,671**
At 31 December 2019								
Expected credit loss rate	3.1%	7.3%	12.4%	22.1%	29.1%	61.2%	–	
Gross carrying amount	43,456	14,362	6,039	2,991	1,928	2,273	116,716	187,765
Expected credit losses	1,347	1,048	749	661	561	1,391	–	5,757

158

       159  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  19. CONTRACT ASSETS    2020RMB’000  2019RMB’000  Property improvement servicesLess: allowance for impairment of contract assets  24,389(708)  ––    23,681  –  Contract assets are initially recognised for revenue earned from the provision of property improvement services. Upon settlement with customers, the amounts recognised as contract assets are reclassified to trade receivables.The expected timing of recovery or settlement for contract assets as at 31 December is as follows:    2020  2019    RMB’000  RMB’000  Within 1 year  23,681  –  Total  23,681  –

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

20. PREPAYMENTS AND OTHER RECEIVABLES

	2020 RMB'000	2019 RMB'000
Non-current		
Prepayments		
– Related parties *(Note 29)*	**89,073**	89,073
Current		
Prepayments		
– Related parties *(Note 29)*	**491**	–
– Third parties	**7,019**	3,039
	7,510	3,039
Deposit	**7,761**	1,466
Other receivables		
– Related parties *(Note 29)*	**3,750**	2,314
– Third parties	**5,143**	3,222
	8,893	5,536
Less: allowance for impairment of other receivables	**(1,341)**	(1,067)
	22,823	8,974

Note: Non-current prepayment represented the payment in advance to a fellow subsidiary of the Group for the purchase of investment properties in accordance with the underlying contract signed in 2018.

As at 31 December 2020 and 2019, prepayments and other receivables were denominated in RMB.

160

       161  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  20. PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)The movements in provision for impairment of other receivables are as follows:    2020  2019    RMB’000  RMB’000  At the beginning of the year  1,067  1,707  Charge for the year  255  (640)  Acquisition of a subsidiary  19  –  At the end of the year  1,341  1,067  The Group estimated expected credit losses by applying a loss rate approach with reference to the historical loss record of Group. The loss rate is adjusted to reflect to the current conditions and forecasts of future economic conditions, as appropriate. Set out below is the information about the credit risk exposure on the Group’s other receivables:  Third parties  Related parties  Total  RMB’000  RMB’000  RMB’000  At 31 December 2020        Expected credit loss rate  26.1%  –  –  Gross carrying amount  5,143  3,750  8,893  Expected credit losses  1,341  –  1,341  At 31 December 2019        Expected credit loss rate  33.1%  –  –  Gross carrying amount  3,222  2,314  5,536  Expected credit losses  1,067  –  1,067

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

21. CASH AND CASH EQUIVALENTS

	2020 RMB'000	2019 RMB'000
Time deposits	**537,800**	350,000
Cash and bank balances	**311,340**	256,552
Total	**849,140**	606,552

At the end of the reporting period, the time deposits and cash and bank balances of the Group denominated in Renminbi amounted to RMB723,497,000 (2019: RMB586,108,000). The Renminbi is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange Renminbi for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between seven days and a year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

22. TRADE PAYABLES

	2020 RMB'000	2019 RMB'000
Trade payables		
– Related parties *(Note 29)*	**985**	685
– Third parties	**43,050**	36,382
	44,035	37,067

162

       163  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  22. TRADE PAYABLES (CONTINUED)As at 31 December 2020 and 2019, the carrying amounts of trade payables approximated to their fair values.The trade payables are unsecured, non-interest-bearing and are normally settled on 90-day terms. The ageing analysis of trade payables based on the invoice date was as follows:    2020RMB’000  2019RMB’000  Within 1 year  42,571  32,689  1 to 2 years  971  3,821  2 to 3 years  40  26  Over 3 years  453  531    44,035  37,067

Xinyuan Property Management Service (Cayman) Ltd.
NOTES TO THE FINANCIAL STATEMENTS
31 December 2020

23. OTHER PAYABLES AND ACCRUALS

	2020 RMB'000	2019 RMB'000
Contract liabilities		
– Property management services	**90,792**	73,016
– Value-added services	**28,473**	29,025
– Pre-delivery and consulting services	**4,869**	1,404
	124,134	103,445
Other payables		
– Related parties *(Note 29(e))*	**16,047**	10,524
– Deposits and temporary receipts from property owners	**120,025**	94,874
– Others	**29,606**	11,511
	165,678	116,909
Payroll payables	**33,919**	30,287
Other taxes payable	**13,951**	11,836
	337,682	262,477

Contract liabilities of the Group mainly arise from the advance payments received from customers while the underlying services are yet to be provided.

Other payables are unsecured, non-interest-bearing and repayable on demand.

164

       165  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020      24. DEFERRED TAX ASSETS/LIABILITIESThe analysis of deferred tax assets and liabilities in the consolidated statement of financial position was as follows:The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, were as follows:Deferred tax assets:Allowance for impairment of receivables RMB’000      At 1 January 2019Recognised in profit or loss (Note 10)  1,331369      At 31 December 2019  1,700  At 1 January 2020Recognised in profit or loss (Note 10)Acquisition of a subsidiary (Note 28)  1,7001,882336  At 31 December 2020  3,918

Xinyuan Property Management Service (Cayman) Ltd.
NOTES TO THE FINANCIAL STATEMENTS
31 December 2020

24. DEFERRED TAX ASSETS/LIABILITIES (CONTINUED)

Deferred tax liabilities:

	PRC withholding taxes RMB'000	Differences on recognition of depreciation RMB'000	Total RMB'000
At 1 January 2019	–	–	–
Recognised in profit or loss *(Note 10)*	2,866	332	3,198
At 31 December 2019	2,866	332	3,198
At 1 January 2020	**2,866**	**332**	**3,198**
Recognised in profit or loss *(Note 10)*	**4,812**	**111**	**4,923**
At 31 December 2020	**7,678**	**443**	**8,121**

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors.

For the Group, the applicable rate is 10%. The above PRC withholding tax has been provided based on the net profits of the year planned to be distributed by the Company's Mainland China subsidiaries and the applicable tax rate of 10%.

Deferred tax liabilities of RMB35,609,000 and RMB21,907,000 as at 31 December 2020 and 2019 respectively, have not been provided in respect of withholding tax that would be payable on the distribution of retained earnings of the Mainland China subsidiaries, which was determined based on the extent of retained earnings of such subsidiaries unlikely to be distributed of RMB356,093,000 and RMB219,069,000 as at 31 December 2020 and 2019. This is because the Company controls the dividend policy of the Mainland China subsidiaries and the directors determined that such retained earnings are not likely to be distributed in the foreseeable future.

166

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

25. SHARE CAPITAL

The Company was incorporated in December 2018 and its share capital is as follows:

	2020 HK$'000	2019 HK$'000
Authorised:		
38,000,000,000 shares of a par value of HK$0.00001 each	**380**	380

A summary of movements in the Company's share capital is as follows:

	Number of shares in issue	Fully paid share capital RMB'000
At 13 December 2018 (date of incorporation)	–	–
Issue of new shares upon incorporation	1	–*
At 31 December 2018 and 1 January 2019	1	–*
Allotment of nil-paid shares to Xinyuan Science's then shareholders pursuant to the Reorganisation	318,749	–
Issue of shares under a restricted share award scheme	56,250	–*
Subdivision of shares*	374,625,000	–
Fully paid up all the nil-paid shares issued pursuant to the capitalisation of shareholders' loans	–	3
Shares issued pursuant to the Global Offering	125,000,000	1
At 31 December 2019 and 1 January 2020	500,000,000	4
Repurchase and cancellation of shares *(Note (a))*	(500,000)	–*
Placing of new shares under general mandate *(Note (b))*	50,000,000	1
At 31 December 2020	549,500,000	5

167

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

25. SHARE CAPITAL (CONTINUED)

Notes:

(a) The Company repurchased 500,000 ordinary shares of HK$0.00001 each on the Stock Exchange for a total consideration of HK$1,040,000 (equivalent to RMB951,000) in May 2020. The repurchased shares were cancelled in July 2020.

(b) On 15 July 2020, an aggregate of 50,000,000 placing shares have been placed to six placees at the placing price of HK$2.60 per placing share pursuant to the terms and conditions of the placing agreement. The gross proceeds from the placing amounted to HK$130,000,000 and the net proceeds (after deducting all applicable costs and expenses) amounted to approximately HK$127,200,000 (equivalent to RMB115,015,000), with amount of RMB1,000 and RMB115,014,000 credited to share capital and share premium respectively.

* Amount less than RMB1,000.

26. RESERVES

The amounts of the Group's reserves and the movements therein for the year are presented in the consolidated statements of changes in equity of the financial statements.

(a) Pursuant to the relevant rules and regulations in the PRC and the articles of association of certain PRC subsidiaries of the Group, the subsidiaries appropriate 10% of their profit after taxation to the statutory reserve fund, until the accumulated total of the fund reaches 50% of their respective registered capital.

(b) Pursuant to the share award scheme in 2019, the Company issued 56,250 restricted ordinary shares to its directors and senior executives, at the consideration of RMB8,400,000, including nil (the amount is less than RMB1,000) in share capital and the excess of the consideration over the share capital of RMB8.4 million was recognised in share premium.

(c) On 23 April 2019, as part of the Reorganisation, Xinyuan HK acquired a 100% equity interest in Xinyuan Science from its then shareholders at an aggregate consideration of RMB230,000,000 which was based on the fair value of Xinyuan Science as of 31 December 2018. The above consideration paid by Xinyuan HK was treated as deemed distribution to the then shareholders of Xinyuan Science.

(d) On 23 August 2019, pursuant to the Loan Capitalisation Agreement (as defined in the Prospectus), the Company credited all the 318,749,000 nil-paid shares as fully-paid in consideration of the capitalisation of shareholders' loans amounting to RMB221,600,000, including RMB3,000 recognised in share capital and the excess of the consideration over the share capital of RMB221,597,000 was recognised in share premium. The above capitalisation of shareholder loan was a major non-cash transaction of the Group during the year ended 31 December 2019.

168

       169  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  RESERVES (CONTINUED)(e) On 11 October 2019, 125,000,000 ordinary shares of HK$0.00001 each of the Company were issued at a price of HK$2.08 each by way of the Global Offering. On the same date, the Company’s ordinary shares were listed on the Stock Exchange. The proceeds of HK$1,250 (equivalent to RMB1,000), representing the par value of the ordinary shares of the Company, were credited to the Company’s share capital. The remaining proceeds of HK$259,998,750 (equivalent to RMB234,485,000) and before listing expenses were credited to share premium. Listing expense attributable to the issuance of new shares of RMB15,260,000 was charged to share premium, and listing expense attributable to listing of existing shares of RMB21,998,000 (including portion of audit fee of RMB2,400,000 for listing of existing shares) was charged to profit or loss during the year ended 31 December 2019.SHARE AWARD SCHEMEThe Company operates a restricted share award scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants (the “Participants”) who contribute to the success of the Group’s operations. The Participants of the Scheme include the Company’s directors and senior executives. The Scheme was adopted by the board on 31 January 2019 (the “Adoption Date”). Pursuant to the Scheme, an award of total of 56,250 restricted shares, representing 15% of the share capital of the Company upon the allotment of shares to the then shareholders of Xinyuan Science as part of the Reorganisation on 21 March 2019, was granted to the Participants at the aggregate consideration of RMB8,400,000. Such consideration was fully settled in cash upon the issue of restricted shares and the restricted shares would vest in three tranches of 2%, 18% and 80% of the restricted shares, on 1 January 2020, 1 January 2021 and 1 January 2022, respectively, in accordance with certain vesting conditions.On 30 June 2019, Mr. Zhang Lizhou (one of the participants) resigned as an executive director. Pursuant to the Scheme, upon the resignation of Mr. Zhang Lizhou, his 5% share (i.e. 18,750 shares) was transferred to Xinyuan Real Estate Co., Ltd. in consideration of the refund of RMB2,800,000 paid by Mr. Zhang Lizhou pursuant to the Scheme. Therefore, an award of 10% of the share capital of the Company was granted to the remaining directors and senior executives at the aggregate consideration of RMB5,600,000 according to the final Scheme.The Group recognised share-based payment expense relating to the restricted shares granted pursuant to the restricted share award scheme of approximately RMB12,666,000 (2019: RMB12,299,000) in profit or loss during the year, which included share-based payment expense recognised in directors’ and chief executive’s renumeration, and other employees’ renumeration of RMB5,700,000 (2019: RMB5,535,000) (Note 8) and RMB6,966,000 (2019: RMB6,764,000) (Note 7),respectively.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

28. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARY

(a) Business combination

In December 2020, the Group acquired a 100% equity interest in Chongqing Heavy Truck Group Hongqi Property Co. Ltd. ("**Chongqing Hongqi**") from Chongqing General Machinery Industry Co., Ltd. Chongqing Hongqi is engaged in providing property management and related services to customers.

The fair values of the identifiable assets and liabilities of Chongqing Hongqi as at the date of acquisition were as follows:

	Fair value recognized on acquisition RMB'000
Cash and cash equivalents	4,018
Trade receivables	12,899
Prepayments, and other receivables	2,943
Property, plant and equipment *(Note 13)*	3,037
Deferred tax assets *(Note 24)*	336
Trade payables	(6,753)
Other payables and accruals	(5,453)
Tax payable	(558)
Total identifiable net assets at fair value	10,469
Acquisition price in cash	(13,559)
Goodwill	3,090

The Group incurred transaction costs of RMB77,000 for this acquisition. These transaction costs have been expensed off and are included in other expenses in profit or loss.

170

       171  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  28. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARY (CONTINUED)(a)  Business combination (Continued)    An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:      RMB’000  Acquisition price in cash  (13,559)  Cash and bank balances acquired  4,018  Net outflow of cash and cash equivalents included in cash flows from investing activities  (9,541)  Since the acquisition, Chongqing Hongqi contributed RMB4,291,000 to the Group’s revenue and RMB547,000 to the Group’s consolidated profit attributable to owners of the parent for the year ended 31 December 2020.Had the acquisition been taken place at the beginning of 2020, the Group’s revenue and consolidated profit attributable to owners of the parent would have been RMB687,458,000 and RMB131,324,000, respectively.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

28. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARY (CONTINUED)

(b) Disposal of subsidiary

On 13 March 2019, the Group transferred its entire 51% equity interest in a subsidiary, Henan Xinyuan Education Technology Co., Ltd., to a fellow subsidiary for a nominal cash consideration of RMB1.

Details of Henan Xinyuan Education Technology Co., Ltd are as below:

	2019 RMB'000
Net assets disposed of:	
Cash and bank balances	546
Prepayments, other receivables and other assets	30
Property, plant and equipment	916
Contract liabilities	(376)
Customers' deposits, other payables and accruals	(1,299)
Non-controlling interests	90
	(93)
Gain on disposal of a subsidiary *(Note 6)*	93
	–
Satisfied by cash	–*

* Amount less than RMB1,000.

172

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

28. BUSINESS COMBINATION/DISPOSAL OF SUBSIDIARY (CONTINUED)

(b) Disposal of subsidiary (Continued)

An analysis of the net outflow of cash and cash equivalents in respect of the above disposal of a subsidiary is as follows:

	2019 RMB'000
Cash consideration	–*
Cash and bank balances disposed of	(546)
Net outflow of cash and cash equivalents in respect of the above disposal of a subsidiary	(546)

* Amounts less than RMB1,000.

29. RELATED PARTY TRANSACTIONS

(a) Name and relationship with a related party

The Ultimate Holding Company is Xinyuan Real Estate Co., Ltd..

173

       174  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  29. RELATED PARTY TRANSACTIONS (CONTINUED)(b) Material transactions with related parties    2020RMB’000  2019RMB’000  Property management service fee income      – Subsidiaries of the Ultimate Holding Company  25,400  16,954  Value-added service fee income      – Subsidiaries of the Ultimate Holding Company  13,217  20,982  Pre-delivery and consulting service fee income      – Subsidiaries of the Ultimate Holding Company  98,639  67,227  – Associates of the Ultimate Holding Company  4,416  –  – Joint ventures of the Ultimate Holding Company  4,504  1,921  – Associates of the Group  2,404  –  Outsourcing service cost      – Subsidiaries of the Ultimate Holding Company  –  (10,619)  Except for pre-delivery and consulting service fee income of RMB2,404,000 from associates of the Group, the related party transactions listed above also constitute continuing connected transactions as defined in Chapter 14A of the Rules Governing of the Listing of Securities on the Stock Exchange.The prices for the above service fees and other transactions were determined in accordance with the terms mutually agreed by the contract parties.

       175  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  RELATED PARTY TRANSACTIONS (CONTINUED)Material related party fund transfers during the year ended 31 December 2020The Company transferred cash of HK$88.79 million (RMB79.51 million) to the Ultimate Holding Company in March 2020 and the Ultimate Holding Company repaid HK$88.79 million (RMB81.10 million) to the Company in June 2020.  (ii)  On 10 March 2020, Xinyuan (China) Real Estate Ltd. (“Xinyuan China”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB20 million to the Group which transferred cash of HK$22.09 million (RMB19.93 million) to the Ultimate Holding Company on 17 March 2020. Subsequently on 30 June 2020, the Ultimate Holding Company repaid the same amount of HK$22.09 million (RMB20.18 million) to the Company. The RMB20 million received from Xinyuan China on 10 March 2020 was then used to settle the trade balances due to the Group.  (iii)  Henan Xinyuan Guangsheng Real Estate Co., Ltd. (“Henan Xinyuan Guangsheng”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB39.08 million to the Group on 28 June 2020 and then the Group transferred cash of RMB39.08 million to Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan Real Estate”, a subsidiary of the Ultimate Holding Company) on 28 June 2020.  On 29 June 2020, the Group, Henan Xinyuan Guangsheng and Henan Xinyuan Real Estate entered into a tri-party settlement agreement pursuant to which Henan Xinyuan Guangsheng transferred its receivable from the Group of RMB39.08 million to Henan Xinyuan Real Estate, and then the Group and Henan Xinyuan Real Estate agreed to settle the Group’s receivable from Henan Xinyuan Real Estate of RMB39.08 million against the Group’s payable to Henan Xinyuan Real Estate of the same amount.Hence the Group’s receivable from Henan Xinyuan Real Estate of RMB39.08 million and the payable to Henan Xinyuan Real Estate of the same amount arising from above cash transfers were settled and derecognised.

       176  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  29. RELATED PARTY TRANSACTIONS (CONTINUED)(c) Material related party fund transfers during the year ended 31 December 2020 (Continued)  (iv)  Zhengzhou Kangshengboda Real Estate Co., Ltd. (“Zhengzhou Kangshengboda”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB11.89 million to the Group on 29 September 2020 and then the Group transferred cash of RMB11.89 million to Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”, a subsidiary of the Ultimate Holding Company) on 29 September 2020.  On 30 September 2020, the Group, Zhengzhou Kangshengboda and Zhengzhou Shengdao entered into a tri-party settlement agreement pursuant to which Zhengzhou Kangshengboda transferred its receivable from the Group of RMB11.89 million to Zhengzhou Shengdao, and then the Group and Zhengzhou Shengdao agreed to settle the Group’s receivable from Zhengzhou Shengdao of RMB11.89 million against the Group’s payable to Zhengzhou Shengdao of the same amount.Hence the Group’s receivable from Zhengzhou Shengdao of RMB11.89 million and payable to Zhengzhou Kangshengboda of the same amount arising from above cash transfers were settled and derecognised.(v) The Group transferred cash of RMB35 million to Qingning Apartment (a joint venture) in mid-September 2020, and then Qingning Apartment transferred cash of RMB35 million to Xinyuan China. Around the end of September 2020, Xinyuan China repaid RMB35 million to Qingning Apartment, and Qingning Apartment repaid RMB35 million to the Group.  (vi)  The Group transferred cash in aggregate of RMB60 million to Qingning Apartment during November 2020 and December 2020, and the same aggregate amount of RMB60 million was then remitted to Xinyuan China by Qingning Apartment during November 2020 and December 2020. In December 2020, Xinyuan China transferred cash of RMB60 million to the Group, and pursuant to a tri-party agreement between the Group, Xinyuan China and Qingning Apartment, the Group transferred its receivable from Qingning Apartment of RMB60 million to Xinyuan China in settlement of the cash transfer of RMB60 million from Xinyuan China to the Group. Hence, as at 31 December 2020, the Group’s receivable from Qingning Apartment of RMB60 million, and the Group’s payable to Xinyuan China of the same amount arising from above cash transfers were settled and derecognised. In addition, Qingning Apartment’s receivable from Xinyuan China of RMB60 million was settled against Xinyuan China’s receivable from Qingning Apartment of RMB60 million as transferred from the Group to Xinyuan China.

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

29. RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Material related party fund transfers during the year ended 31 December 2020 (Continued)

(vii) In December 2020, the Group transferred cash of RMB5 million to Henan Xinyuan Guangsheng as partial prepayment for the purchase of various car parks of International New City project for aggregate consideration of RMB19.3 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners. On 31 December 2020, the above prepayment of RMB5 million was refunded to the Group by offset against the Group's payable to Xinyuan China of same amount.

(d) Key management compensation

Compensation for key management other than those for directors as disclosed in Note 8 is set out below:

	2020 RMB'000	2019 RMB'000
Salaries, allowances and benefits in kind	**2,028**	1,924
Discretionary bonuses	**2,192**	1,741
Share-based payment expense*	**4,433**	4,304
Pension scheme contributions	**7**	79
	8,660	8,048

* Share-based payment expense included above was related to the restricted shares granted pursuant to the restricted share award scheme, and represented the expense recognised in profit or loss during the year.

177

       178  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  29. RELATED PARTY TRANSACTIONS (CONTINUED)(e) Balances with related parties    2020RMB’000  2019RMB’000  Receivables from related parties      Trade receivables      – Subsidiaries of the Ultimate Holding Company  134,911  115,952  – Associates of the Ultimate Holding Company  5,508  –  – A joint venture of the Ultimate Holding Company  –  764  – An associate of the Group  91  –  Contract assets      – Subsidiaries of the Ultimate Holding Company  9,011  –  – An associate of the Group  2,620  –  Other receivables (Note (i))      – Subsidiaries of the Ultimate Holding Company  3,641  2,314  – An associate of the Group  109  –  Prepayment (non-current)      – A subsidiary of the Ultimate Holding Company  89,073  89,073  Prepayments (current)      – Subsidiaries of the Ultimate Holding Company  491  –  Total receivables from related parties  245,455  208,103

       179  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020    2020RMB’000  2019RMB’000  Payables to related parties      Trade payables      – Subsidiaries of the Ultimate Holding Company  985  685  Other payables (Note (ii))      – Subsidiaries of the Ultimate Holding Company  16,039  10,524  – An associate of the Group  8  –  Contract liabilities      – Subsidiaries of the Ultimate Holding Company  3,275  36  – Associates of the Ultimate Holding Company  599  –  – Joint ventures of the Ultimate Holding Company  204  –  Total payables to related parties  21,110  11,245  Notes:  (i)  Other receivables due from subsidiaries of the Ultimate Holding Company and an associate of the Group were unsecured, interest-free and repayable on demand.  (ii)  Other payables due to subsidiaries of the Ultimate Holding Company and an associate of the Group were unsecured, interest-free and repayable on demand.  29. RELATED PARTY TRANSACTIONS (CONTINUED)(e) Balances with related parties (Continued)

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

30. FINANCIAL INSTRUMENTS BY CATEGORY

	2020 RMB'000	2019 RMB'000
Financial assets at amortised cost:		
Trade receivables	**238,829**	182,008
Financial assets included in prepayments and other receivables	**7,552**	4,469
Cash and cash equivalents	**849,140**	606,552
	1,095,521	793,029
Financial liabilities at amortised cost:		
Trade payables	**44,035**	37,067
Financial liabilities included in other payables and accruals	**45,653**	116,909
	89,688	153,976

31. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

Management has assessed that the fair values of cash and cash equivalents, financial assets included in prepayments and other receivables, trade receivables, contract assets, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short term maturities of these instruments.

180

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

32. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise cash and cash equivalents. The main purpose of these financial instruments are to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables, financial assets included in prepayments and other receivables, trade payables and financial liabilities included in other payables and accruals, which arise directly from its operations.

The main risks arising from the Group's financial instruments are credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below.

Credit risk

The Group is exposed to credit risk in relation to its trade receivables and other receivables, and cash and cash equivalents.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, since they are substantially deposited at state-owned banks and other medium or large-sized listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

The Group expects that the credit risk associated with trade receivables and other receivables due from related parties is considered to be low, since the related parties have a strong capacity to meet contractual cash flow obligation in the near term. Thus, the impairment provision recognized was nil for the trade receivables and other receivables due from related parties.

The Group trades only with recognised and creditworthy third parties. Concentrations of credit risk are managed by analysis by customer/counterparty. There are no significant concentrations of credit risk within the Group as the customer bases of the Group's trade receivables and other receivables are widely dispersed. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant. The maximum exposure is the carrying amounts as disclosed in Note 18 and Note 20 to the consolidated financial statements.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligation due to shortage of funds. The Group's exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Group's objective is to maintain a balance between continuity of funding to finance its working capital needs as well as capital expenditure in respect of its development projects, and flexibility through the use of stand-by credit facilities.

181

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

32. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk (Continued)

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the year, which is based on contractual undiscounted payments.

	2020 RMB'000	2019 RMB'000
Amounts were due on demand or within one year		
Trade payables	**44,035**	37,067
Financial liabilities included in other payables and accruals	**45,653**	116,909
	89,688	153,976

Capital management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for capital management during the year ended 31 December 2020 and 31 December 2019.

The Group monitors capital using the gearing ratio. Gearing ratio is defined as net debt divided by capital. Net debt represents trade payables, other payables and accruals, less cash and cash equivalents. Capital represents total equity. The Group did not have net debt as at 31 December 2020 and 2019.

Foreign currency risk

The Group mainly operated in the PRC with most of the transactions settled in RMB and did not have significant exposure to risk resulting from changes in foreign currency exchange rates.

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       183  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  EVENTS AFTER THE REPORTING PERIODIn January 2021, the Company, Xinyuan Real Estate, Ltd. and a placing agent entered into a placing and subscription agreement. The placing agent has agreed to act as an agent of Xinyuan Real Estate, Ltd. to procure not less than six (6) placees, on a best effort basis, to purchase up to 18,000,000 placing shares of the Company at the placing price.The Company completed the placing and the subscription on 27 January 2021 and 8 February 2021, respectively. The gross proceeds from the subscription were HK$37,800,000 (RMB31,535,000). The net proceeds from the subscription (after deducting all relevant commission, fees, costs and expenses in connection with the placing and the subscription) were approximately HK$37,160,000 (RMB31,001,000).  (ii)  The Group transferred cash of HK$120 million (RMB100.31 million) to the Ultimate Holding Company on 12 January 2021. On 29 June 2021, South Glory International Limited, a subsidiary of the Ultimate Holding Company, repaid HK$120 million (RMB99.82 million) to the Group on behalf of the Ultimate Holding Company.  On 29 June 2021, the Group transferred cash of RMB100 million to Xinyuan China as partial earnest money pursuant to an exclusive car park sales co-operation agreement dated 17 September 2020 entered into between the Company and the Ultimate Holding Company, which was approved by the Company’s independent shareholder meeting on 19 November 2020. In addition, since 1 January 2021, the Group transferred cash aggregating to RMB62.08 million to various subsidiaries of the Ultimate Holding Company as additional earnest money pursuant to the above exclusive sales co-operation agreement.  (iii)  The Group transferred cash of RMB55 million to Qingning Apartment on 4 January 2021, and then on the same day Qingning Apartment remitted RMB55 million to Xinyuan China. The Group transferred cash of RMB30 million to Qingning Apartment on 15 January 2021, and then on the same day Qingning Apartment transferred cash of RMB30 million to Henan Xinyuan Guangsheng. On 19 April 2021, Xinyuan China partially repaid RMB35 million to Qingning Apartment, and Qingning Apartment partially repaid RMB35 million to the Group.  Hence Qingning Apartment owed RMB50 million to the Group, and Xinyuan China and Henan Xinyuan Guangsheng owed RMB20 million and RMB30 million to Qingning Apartment, respectively.On 25 March 2021, Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”, a subsidiary of the Ultimate Holding Company) transferred cash of RMB50 million to the Group.

       184  Xinyuan Property Management Service (Cayman) Ltd.NOTES TO THE FINANCIAL STATEMENTS31 December 2020  33. EVENTS AFTER THE REPORTING PERIOD (CONTINUED)(iii) (Continued)On 29 March 2021, Xingyang Xinyuan transferred Xingyang Xinyuan’s receivable from the Group of RMB50 million to Qingning Apartment, and hence the Group has a payable of RMB50 million to Qingning Apartment. Xingyang Xinyuan confirmed that such transfer of receivable to Qingning Apartment was for the settlement of the payables of Xinyuan China and Henan Xinyuan Guangsheng to Qingning Apartment of RMB20 million and RMB30 million, respectively. Hence, Qingning Apartment’s receivable from Xinyuan China and Henan Xinyuan Guangsheng of RMB20 million and RMB30 million, respectively, were settled.Subsequently the Group agreed with Qingning Apartment for the offset of the Group’s receivable from Qingning Apartment of RMB50 million against the Group’s payable to Qingning Apartment of RMB50 million. Hence the Group’s receivable from and payable to Qingning Apartment of the same amount of RMB50 million were settled.  (iv)  On 21 January 2021, the Group transferred cash of RMB10.77 million to Henan Xinyuan Guangsheng as additional prepayment for the purchase of various car parks of International New City project for an aggregate consideration of RMB19.3 million as disclosed in note 29 (c) (vii), which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners.  (v) On 31 January 2021, the Group prepaid RMB1.83 million to Zhengzhou Xinnan Real Estate Co., Ltd (“Zhengzhou Xinnan”, a subsidiary of the Ultimate Holding Company) for the purchase of various car parks of International New City project for a consideration of RMB39.35 million by offsetting against the Group’s property management fee receivable from Zhengzhou Xinnan. Such purchase was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners.  (vi)  In January 2021, the Group transferred cash in aggregate of RMB4.32 million to Mingyuan Landscape Engineering Co., Ltd. (“Mingyuan Landscape”, a subsidiary of the Ultimate Holding Company) as certain prepayment for the purpose of providing sales referral services to Mingyuan Landscape in respect of various car parks of Jinan International City Garden project which Mingyuan Landscape purchased from another subsidiary of the Ultimate Holding Company at a consideration of RMB11.9 million. The Group earned service fees based on the price differentials between the purchase price of Mingyuan Landscape and the relevant selling prices upon the sales of such car parks to the project property owners.

       185  2020 Annual ReportNOTES TO THE FINANCIAL STATEMENTS31 December 2020  33. EVENTS AFTER THE REPORTING PERIOD (CONTINUED)  (vii)  Henan Xinyuan Real Estate transferred cash in aggregate of RMB41.06 million to the Group on 24 February 2021 and on the same day the Group transferred cash of RMB27.55 million and RMB13.51 million to Zhengzhou Xinnan and Henan Xinyuan Guangsheng, respectively.  Henan Xinyuan Real Estate confirmed to the Group that the above fund transfers by the Group to Zhengzhou Xinnan and Henan Xinyuan Guangsheng respectively were conducted by the Group on behalf of Henan Xinyuan Real Estate at Henan Xinyuan Real Estate’s instruction. Hence no receivable from Zhengzhou Xinnan and Henan Xinyuan Guangsheng by the Group, and no payable to Henan Xinyuan Real Estate by the Group shall arose from the above cash transfers.  (viii)  In February 2021, the Group transferred cash of RMB5 million to Changsha Xinyuan Wanzhuo Real Estate Co, Ltd (a subsidiary of the Ultimate Holding Company) as partial prepayment for the purchase of various car parks of Changsha Xinyuan Splendid project at a consideration of RMB8.76 million, which was for the purpose of providing referral services to the Ultimate Holding Company group in respect of unsold car parks and earning service fees based on the price differentials upon the sales of such car parks to the project property owners.  (ix)  In August 2021, the Group granted a loan of RMB48 million to Henan Xinyuan Real Estate at an interest rate of 8% per annum. Such loan shall be repaid in August 2023.

Xinyuan Property Management Service (Cayman) Ltd.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

34. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	Note	2020 RMB'000	2019 RMB'000
NON-CURRENT ASSETS			
Investments in subsidiaries		4,993	2,460
Total non-current assets		4,993	2,460
CURRENT ASSETS			
Cash and cash equivalents		119,131	16,087
Prepayments and other receivables		465,721	438,885
Total current assets		584,852	454,972
CURRENT LIABILITIES			
Other payables and accruals		25,433	382
Total current liabilities		25,433	382
NET CURRENT ASSETS		559,419	454,590
TOTAL ASSETS LESS CURRENT LIABILITIES		564,412	457,050
NET ASSETS		564,412	457,050
EQUITY			
Share capital	25	5	4
Reserves *(Note)*		564,407	457,046
Total equity		564,412	457,050

186

2020 Annual Report

NOTES TO THE FINANCIAL STATEMENTS

31 December 2020

34. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (CONTINUED)

Note:

A summary of the Company's reserves is as follows:

	Share premium RMB'000	Other reserve RMB'000	Retained earnings RMB'000	Total RMB'000
At 31 December 2018 and 1 January 2019	–	–	–	–
Profit and total comprehensive income for the year	–	–	(4,475)	(4,475)
Issue of restricted shares *(Note 26(b))*	8,400	–	–	8,400
Equity-settled share-based payments *(Note 27)*	–	12,299	–	12,299
Fully paid up all the nil-paid shares issued pursuant to the capitalisation of shareholders' loans *(Note 26(d))*	221,597	–	–	221,597
Shares issued pursuant to the Global Offering *(Note 26(e))*	234,485	–	–	234,485
Listing expense attributable to the issuance of new shares *(Note 26(e))*	(15,260)	–	–	(15,260)
At 31 December 2019 and 1 January 2020	449,222	12,299	(4,475)	457,046
Profit and total comprehensive income for the year	–	–	4,417	4,417
Repurchase and cancellation of shares *(Note 25(a))*	(951)	–	–	(951)
Equity-settled share-based payments *(Note 27)*	–	12,666	–	12,666
Placing of new shares *(Note 25(b))*	115,014	–	–	115,014
Dividends *(Note 11)*	–	–	(23,785)	(23,785)
At 31 December 2020	563,285	24,965	(23,843)	564,407

35. APPROVAL OF THE FINANCIAL STATEMENTS

These financial statements were approved and authorised for issue by the board of directors on 31 August 2021.

187

Xinyuan Property Management Service (Cayman) Ltd.

FINANCIAL SUMMARY

Below are the Group's financial information extracted from the Company's published consolidated financial statements:

GROUP OPERATING RESULT

	Year ended 31 December				
	2020 RMB'000	2019 RMB'000	2018 RMB'000	2017 RMB'000	2016 RMB'000
REVENUE	**653,702**	533,954	393,329	296,719	227,951
Gross profit	**257,672**	201,789	133,572	101,166	61,601
PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	**131,152**	81,319	76,100	69,430	25,953

GROUP ASSETS, LIABILITIES AND EQUITY

	As at 31 December				
	2020 RMB'000	2019 RMB'000	2018 RMB'000	2017 RMB'000	2016 RMB'000
Non-current assets	**116,234**	106,792	113,522	5,652	5,472
Current assets	**1,134,473**	797,534	492,838	433,831	283,463
Total assets	**1,250,707**	904,326	606,360	439,483	288,935
Current liabilities	**442,563**	338,041	355,693	266,299	185,370
Net current assets	**691,910**	459,493	137,145	167,532	98,093
Total assets less current liabilities	**808,144**	566,285	250,667	173,184	103,565
Net assets	**797,887**	563,087	250,667	172,992	103,562
Capital and reserves					
Share capital	**5**	4	–	–	–
Reserves	**796,028**	561,932	249,092	172,992	103,562
	796,033	561,936	249,092	172,992	103,562
Non-controlling interests	**1,854**	1,151	1,575	–	–
Total equity	**797,887**	563,087	250,667	172,992	103,562

The above financial information for the year ended 31 December 2016, 2017 and 2018 are based on accountants' report contained in the Company's prospectus dated 25 September 2019.

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